GSI ®



GSI Group Inc.

2010 ANNUAL REPORT

Enabling Technology


GSI
®

To Our Shareholders:

It is our pleasure to provide you with this 2010 Annual Report. We hope you will note that our Annual Report is being mailed to you in a timely manner this year. With the filing of our outstanding 2010 Form 10-Q's in December, 2010 and our 2010 Form 10-K in March, 2011, GSI is now fully current with our SEC reporting obligations. Becoming current with our reporting obligations after two years of delinquency was an important step for the company, and reflects the dedicated efforts of many of our managers and employees. During the last year, we also achieved numerous additional milestones along our path of recovery from our prior period of difficulty.

During 2010, we emerged from bankruptcy, substantially increased our shareholders' equity through a successful rights offering, reduced our outstanding debt balance nearly in half, elected a new Chairman and Board of Directors, named a permanent CEO of the company, held our first shareholder meeting in over two years, and executed a one-for-three reverse split of our stock.

In addition to these numerous significant steps, we also saw our businesses perform extremely well, as the global economy recovered in 2010. It is a testament to the dedication of our operating managers across GSI, and to the strength of our franchises in the marketplace, that our businesses so robustly rebounded, despite the potential challenges presented by our Chapter 11 reorganization. During 2010, our revenue increased over 50% versus 2009, and while our earnings per share showed a loss, this was primarily a result of the impact of reorganization related costs and our tax rate. We reported income from operations of $53.9 million for the year, versus a loss of $20.2 million in 2009. Our Adjusted EBITDA* was $74.7 million in 2010, which represents a 219% increase versus 2009.

In early 2011, we have seen further progress for the company. Thus far, we have settled a two year old shareholder lawsuit, relisted our stock on the NASDAQ Global Select stock exchange, and we have appointed Robert Buckley as the permanent CFO of the company.

Our 2011 Outlook

As we look forward, it's clear that we have additional work to do to strengthen our organization, invigorate our culture and build robust processes and controls across the company. From a strategic perspective, our focus will be to define and communicate our growth vision for the company, including our priorities with respect to our end markets, new products, geographic expansion, and evolution of our portfolio. We will also communicate our performance goals as they relate to our strategy. As we drive progress on these fronts, we also remain steadfastly committed to working closely with our customer base to ensure that we continually create value for them with our products and support.

The past year has been one of significant progress for GSI. Our numerous steps forward have encouraged our employees, our customers and other stakeholders. Each day our confidence grows in our ability to capitalize on our unique technical capabilities and strong market positions. We appreciate the support of our shareholders and we look forward to a strong year in 2011.

Sincerely,

John A. Roush
Chief Executive Officer

Stephen W. Bershad
Chairman of the Board

* Please see the inside back cover of this Annual Report for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
APR 25 2011
WASH., D.C.
200
PROCESSING
SECTION

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001-35083

GSI Group Inc.
(Exact name of registrant as specified in its charter)

New Brunswick, Canada (State or other jurisdiction of incorporation or organization)	98-0110412 (I.R.S. Employer Identification No.)
125 Middlesex Turnpike Bedford, Massachusetts, USA (Address of principal executive offices)	01730 (Zip Code)

(781) 266-5700
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the Registrant's outstanding common shares held by non-affiliates of-the Registrant, based on the closing price of the common shares on OTC Markets Group, Inc. on the last business day of the Registrant's most recently completed second fiscal quarter (July 2, 2010) was $54,981,836. For purposes of this disclosure, common shares held by officers and directors of the Registrant and by persons who hold more than 5% of the Registrant's outstanding common shares have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12 , 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☑ No ☐

There were approximately 33,342,169 of the Registrant's common shares, no par value, issued and outstanding on February 28, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders scheduled to be held on May 11, 2011 to be filed with the Securities and Exchange Commission are incorporated by reference in answer to Part III of this Annual Report on Form 10-K.

GSI GROUP INC.
FORM 10-K
YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

As used in this report, the terms "we," "us," "our," "GSI Group", "GSI", "GSIG" and the "Company" mean GSI Group Inc. and its subsidiaries, unless the context indicates another meaning.

Unless otherwise noted, all dollar amounts in this report are expressed in United States dollars.

The following trademarks and trade names of GSI Group are used in this report: WaferMark™, WaferRepair™, WaferTrim™, CircuitTrim™, MicroE® and Westwind®.

PART I

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this Annual Report on Form 10-K are forward-looking statements that involve risks, uncertainties and assumptions that, if they never materialize or if they prove incorrect, could cause our consolidated results to differ materially from those expressed or implied by such forward-looking statements. The Company makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Actual future results may vary materially from those projected, anticipated, or indicated in any forward-looking statements as a result of various factors, including those set forth in Item 1A of this Annual Report on Form 10-K under the heading "Risk Factors." Readers should also carefully review the risk factors described in the other documents that we file from time to time with the SEC. In this Annual Report on Form 10-K, the words "anticipates," "believes," "expects," "intends," "future," "could," "estimates," "plans,", "would," "should," "potential," "continues" and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward-looking statements. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. The forward-looking statements contained in this Annual Report include, but are not limited to, statements related to: the adequacy of cash flows from operations and available cash; our ability to improve our liquidity, and the impact of our reorganization on our general liquidity, including our ability to obtain working capital loans or to refinance our existing indebtedness; our ability to grow in the future and generate meaningful shareholder value; our ability to integrate businesses we have acquired; our ability to recruit permanent management; our industry position and our ability to operate successfully as markets recover; our internal controls over accounting for revenue recognition and our financial close process; our results of operations and financial condition; our ability to maintain listing of our common shares on NASDAQ or another securities exchange; and other statements that are not historical facts. All forward-looking statements included in this document are based on information available to us on the date hereof. We will not undertake and specifically decline any obligation to update any forward-looking statements.

Item 1. *Business*

OVERVIEW

GSI Group Inc. and its subsidiaries (collectively referred to as the "Company", "we", "us", "ours") design, develop, manufacture and sell precision motion control devices and associated precision technologies, photonics-based solutions (consisting of lasers, laser systems and electro-optical components) and semiconductor systems. Our customers incorporate our technology into their products or manufacturing processes for a wide range of applications in a variety of markets, including: industrial, scientific, electronics, semiconductor, medical and aerospace. Our products enable customers to make advances in materials and processing technology and to meet extremely precise manufacturing specifications.

Our products are grouped into three segments: Precision Technology, Semiconductor Systems and Excel. We strive to create shareholder value through:

- Driving profitable organic sales growth through our participation in attractive end markets;
- Delivering a continual stream of successful new product launches incorporating differentiated technology;
- Generating high levels of cash flow from operations;
- Broadening our product and service offerings through the acquisition of innovative and complementary technologies and solutions; and
- Attracting, retaining and developing talented and motivated employees.

GSI Group Inc. was founded and initially incorporated in Massachusetts in 1968 as General Scanning, Inc. ("General Scanning"). General Scanning developed, manufactured and sold components and subsystems used for high-speed micro positioning of laser beams. In 1999, General Scanning merged with Lumonics Inc., a Canadian company that developed, manufactured and sold laser-based, advanced manufacturing systems for electronics, semiconductor, and general industrial applications. The post-merger entity, GSI Lumonics Inc., continued under the laws of the Province of New Brunswick, Canada. In 2005, we changed our name to GSI Group Inc.

We maintain a website with the address http://www.gsig.com. We are not including the information contained in our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission ("SEC"). In addition, our reports and other information are filed with securities commissions or other similar authorities in Canada, and are available over the Internet at http://www.sedar.com.

RECENT DEVELOPMENTS

A number of events have occurred since August 2008 that are important to an understanding of our Company.

In August 2008, we acquired Excel Technology, Inc. ("Excel"), a designer, manufacturer and marketer of photonics-based solutions consisting of lasers, laser-based systems, precision motion devices and electro-optical components primarily used in industrial and scientific applications, for approximately $368.7 million. A portion of the Excel purchase price was financed with proceeds from the issuance of $210 million of 11% Senior Notes due 2013 (the "2008 Senior Notes").

Following the acquisition of Excel, during the fourth quarter of 2008, we identified errors in the timing of revenue recognized in connection with sales to customers in our Semiconductor Systems segment during the first and second quarters of 2008. We subsequently identified additional errors in the timing of revenue recognized in 2004, 2005, 2006 and 2007 and announced that previously issued financial statements for 2004 through 2008 would be restated.

As a result of the Excel acquisition and errors identified in the timing of revenue recognized in earlier periods, we were unable to file our Quarterly Report on Form 10-Q for the period ended September 26, 2008 within the time permitted by SEC rules. Consequently, certain holders of the 2008 Senior Notes notified us that we were in default of the reporting provisions of the indenture governing the 2008 Senior Notes (the "2008 Senior Note Indenture"). In November 2009, we entered into an agreement with certain beneficial owners holding approximately 88.1% of the outstanding aggregate principal amount of the 2008 Senior Notes to reduce the obligations outstanding under the 2008 Senior Notes. In order to implement the debt restructuring, on November 20, 2009, our holding company, GSI Group Inc. ("GSIG"), and two of our wholly-owned United States subsidiaries, GSI Group Corporation ("GSI US") and MES International, Inc. ("MES" and, collectively with GSIG and GSI US, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). In May 2010, we reached a consensual agreement with the parties-in-interest to the Chapter 11 proceedings and on May 27, 2010, the United States Bankruptcy Court approved our Final Fourth Modified Chapter 11 Plan of Reorganization (the "Final Chapter 11 Plan"). We emerged from bankruptcy on July 23, 2010 and in connection therewith completed a rights offering pursuant to which we sold common shares for approximately $64.9 million in cash proceeds. The proceeds from the rights offering were used to pay down a portion of the 2008 Senior Notes. The remaining obligations due with respect to the 2008 Senior Notes were satisfied through the issuance of common shares, the payment of cash and the issuance of new 12.25% Senior Secured PIK Election Notes due 2014 (the "New Notes"). In addition, upon our emergence from Chapter 11 restructuring on July 23, 2010, our Board of Directors was reconstituted.

Additional information regarding the acquisition of Excel and the Chapter 11 proceedings can be found in the Notes to our 2010 Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Following our emergence from bankruptcy, our Board of Directors commenced a search for a permanent Chief Executive Officer ("CEO") which culminated in the appointment of John Roush as Chief Executive Officer effective December 14, 2010. Following Mr. Roush's appointment, we announced in February 2011 the hiring of a permanent Chief Financial Officer ("CFO"), Robert Buckley. Mr. Buckley will assume the role of our CFO shortly after the filing of this Annual Report on Form 10-K.

On December 29, 2010, we announced that the 1 for 3 reverse stock split previously approved by our Board of Directors and shareholders became effective and that we had filed an application to list our common shares on The NASDAQ Stock Market LLC. Our common shares began trading on The NASDAQ Global Select Market on February 14, 2011.

Lastly, on February 22, 2011, the United States District Court for the District of Massachusetts entered an order granting final approval of the previously announced settlement in a putative shareholder class action that was filed on December 12, 2008 following our announcement that previously issued financial statements for 2008 would be restated as a result of errors identified in the timing of revenue recognized in connection with sales to customers in our Semiconductor Systems segment. See Note 14 to Consolidated Financial Statements for additional information regarding the settlement.

OUR CONTINUING OPERATIONS

We operate in three segments: Precision Technology, Semiconductor Systems and Excel, which are described below.

Precision Technology Segment

Our Precision Technology segment designs, manufactures, and markets lasers, optics, air bearing spindles, encoders, and thermal printers to customers worldwide. The products that we sell to original equipment manufacturers ("OEM's") include those based on our core competencies in laser, precision motion and motion control technology. The businesses that comprise our Precision Technology segment sell their products both directly and indirectly through resellers and distributors.

The Precision Technology segment has five major product lines:

Product Line	Key End Markets	Brand Names	Description
Lasers	Industrial, Electronics, Automotive, Medical, Packaging and Aerospace	JK Lasers, Spectron Lasers, eCO2 Lasers	Applications include welding, cutting, drilling, surface marking, and deep engraving of metal and plastic parts.
Optics	Aerospace, Telecommunications, and Industrial	ExoTec Precision	Super flat and super polished optics, and high performance mirrors primarily used with a scanner to direct a laser light. Applications include scanners, the deflection of laser beams in aircraft gyroscopes, and bending optical light beams that transmit telecommunications data.

Product Line	Key End Markets	Brand Names	Description
Printed Circuit Board Spindles	Electronics	Westwind Air Bearings	High-speed air bearing spindles used to drill very small and precise holes in printed circuit boards. Other applications include semiconductors, industrial and printing.
Encoders	Electronics	MicroE Systems	Linear and rotary electro-optical tracking devices that measure movement with sub-micron accuracy. Applications include motion control of semiconductor and electronic manufacturing equipment, confocal microscopes, positioning magnetic rings on hard drives, precision manufacturing and coordinate measuring systems.
Thermal Printers	Medical	None significant	Rugged paper tape printers for the medical instruments and defibrillator markets.

Semiconductor Systems Segment

Our Semiconductor Systems segment designs, develops and sells production systems that process semiconductor wafers using laser beams and high precision motion technology. Systems manufactured by our Semiconductor Systems segment are sold to integrated device manufacturers and wafer processors. Our systems perform laser-based processing on all of the following types of semiconductors: general wafers used for logic or memory purposes, dynamic random access memory (DRAM, "Not And" or NAND) chips and high performance analog chips.

Semiconductor manufacturers' main technology challenge is to meet the trend toward ever shrinking circuit sizes demanded by consumers of micro-electronics, such as cell phones. As semiconductor manufacturers put more memory on smaller dye, the two critical challenges for production system suppliers are the ability to provide systems that can process wafers with manufacturing accuracy to the sub-micron level and to increase the wafer processing throughput.

Our Semiconductor Systems segment has three major product lines:

Product Line	Key End Markets	Description
WaferRepair	Semiconductor—DRAM and Flash Memory chips	WaferRepair is used to raise production yields for 300mm and 200mm DRAM and NAND wafers to commercially acceptable levels.
WaferTrim	Semiconductor—high performance analog and mixed signal devices	WaferTrim systems enable production of high performance integrated circuits by precisely trimming analog and mixed signal integrated circuits with a laser beam to achieve a specified electrical resistance.

Product Line	Key End Markets	Description
WaferMark	Semiconductor—silicon suppliers and integrated circuit factories	WaferMark systems are used to mark silicon wafers with characters or markings at various stages of the wafer and integrated circuit manufacturing process. The marks are designed to aid process control and device traceability.

Our Semiconductor Systems segment also includes a smaller product line, CircuitTrim systems, which are used in the production of thick and thin film resistive components for surface mount technology electronic circuits, known as chip resistors, as well as thick and thin film hybrid circuits, and for adjusting the performance of complete multi-chip modules.

Excel Segment

Our Excel segment designs, manufactures and markets photonics-based solutions consisting of lasers, laser-based systems, precision motion devices and electro-optical components, primarily for industrial and scientific applications. We sell the products in the Excel segment to customers worldwide, both directly and indirectly through resellers and distributors.

The Excel segment has four major product lines:

Product Line	Key End Markets	Brand Names	Description
Lasers and Laser-Based Systems	Industrial, Scientific and Homeland Security	Synrad, Continuum, Quantronix, Baublys, Control Laser	Applications include cutting, marking, engraving and micro-machining, scientific research, remote sensing and automation.
Scanners	Industrial, Medical, Scientific, Aerospace, Military and Academic	Cambridge Technology	High precision motors that, when coupled with a mirror, can direct a laser beam with a high degree of accuracy. Applications include product laser marking and coding, laser machining and welding, high density via hole drilling of printed circuit boards, scanning microscopy, retinal scanning, laser-based vision correction, Optical Coherence Tomography imaging for laser-based biomedical diagnostics, high resolution printing, holographic imaging and storage, semiconductor wafer inspection and processing, 2D or 3D imaging and laser projection and entertainment.

Product Line	Key End Markets	Brand Names	Description
Optics	Scanning	The Optical Corporation	Thin-filmed optics primarily used with a scanner to direct a laser light. Applications include optical scanners, laser systems, professional motion picture cameras and a myriad of other industrial and scientific applications, as well as interferometry and research and development.
Light and Color Measurement	Aerospace, Automotive, Lighting, Motion Picture, Research and Development and related industries	Photo Research, Inc.	Color metrology systems are used by a wide variety of industries for research, quality control and on-line testing, including portable battery operated Spectro radio meter, photometers and video photometers.

Excel's Scanners product line includes certain portions of a specific product line that was previously included within the Precision Technology segment, which were transferred to and integrated with Excel's existing business in 2009.

Products and Services

The following table shows the revenues and gross margins for each of the three segments for the year ended December 31, 2010 (dollars in thousands):

	Sales	Gross Profit Percentage
Precision Technology	$128,220	46.1%
Semiconductor Systems	81,283	39.1%
Excel	183,384	43.7%
Intersegment sales eliminations(1)	(9,371)	49.8%
Total	$383,516	43.4%

(1) Sales of the Precision Technology segment's products to the Excel and Semiconductor Systems segments and sales of the Excel segment's products to the Precision Technology and Semiconductor Systems segments.

See Note 15 to Consolidated Financial Statements for additional financial information about our segments.

Customers

We have a diverse group of customers that includes companies that are global leaders in their industries. Many of our customers participate in several market segments. In 2010, one customer, Samsung, accounted for approximately 11% of our sales. Samsung is a customer within the Semiconductor Systems segment. In 2009, one customer, Powerchip Technology Corporation and certain related parties, accounted for approximately 10% of our sales. Powerchip Technology Corporation and certain related parties is a customer within the Semiconductor Systems segment. In 2008, no single customer accounted for 10% or more of our sales.

Customers of our Semiconductor Systems segment include some of the major semiconductor and silicon wafer producers. Most of these customers are end users who use our systems to manufacture products that include silicon wafers, memory chips, and analog and hybrid micro-circuits in volume in their factories. A large number of these customers are based in Asia.

Customers of our Precision Technology and Excel segments include a large number of original equipment manufacturers who integrate our products into their systems for sale to end users. Some of our Precision Technology and Excel products are also sold directly to end users. Precision Technology segment and Excel segment customers include leaders in the semiconductor equipment, industrial systems, electronics, automotive, data storage, and medical equipment markets. A typical OEM customer will usually evaluate a product designed and manufactured by our Precision Technology segment or Excel segment before deciding to incorporate our product into their product or system. Customers generally choose suppliers based on a number of factors, including product performance, reliability, price, breadth of the supplier's product offering, the financial condition of the supplier and the geographical coverage offered by the supplier. Once products of our Precision Technology segment and Excel segment have been designed into a given OEM customer's product or system, there are generally significant barriers to subsequent supplier changes.

Seasonality

While on a consolidated basis our sales are not highly seasonal, the sales of some of our individual business units, particularly our laser businesses, are attributable to orders received from governmental entities or research institutions whose budgeting and funding cycles may be different from those of our commercial and industrial customers.

Backlog

As of December 31, 2010, our consolidated backlog was approximately $92 million. Approximately $87 million of orders included in backlog represent open orders for products and services that management has concluded have a reasonable probability of being delivered over the subsequent twelve month period. Orders included in backlog may be canceled or rescheduled by customers without significant penalty. Management believes that backlog is not a meaningful indicator of future business prospects for any of our business segments due to the wide range of different lead times required by our various types of customers. Therefore, backlog as of any particular date should not be relied upon as indicative of our revenues for any future period.

Manufacturing

Manufacturing functions are performed internally when management chooses to maintain control over critical portions of the production process or for cost related reasons. To the extent it makes financial sense, we will consider outsourcing additional portions of the production process. For example, our Semiconductor Systems segment focuses on outsourcing low value parts and modules and internally retains the tasks of final assembly of subsystems, testing and quality control.

Products offered by our Precision Technology segment are manufactured at facilities in Bedford, Massachusetts; Poole, Rugby and Taunton, United Kingdom; and Suzhou, China. The systems offered by our Semiconductor Systems segment are manufactured, assembled and tested in Bedford, Massachusetts. Products offered by our Excel segment are manufactured at facilities in Lexington, Massachusetts; East Setauket, New York; Orlando, Florida; Chatsworth, Oxnard and Santa Clara, California; Mukilteo, Washington; and Ludwigsburg, Germany.

Most of our products are manufactured under ISO 9001 certification.

Research and Development and Engineering

We are strongly committed to research and development for core technology programs directed at creating new products, product enhancements and new applications for existing products, as well as funding research into future market opportunities. Each of the markets that we serve is generally characterized by rapid technological change and product innovation. We believe that continued timely development of new products and product enhancements to serve existing and new markets is necessary to remain competitive.

In 2010, 2009 and 2008, respectively, we incurred research and development and engineering expenses of $29.9 million, $28.3 million and $33.4 million, which represents 7.8%, 11.1%, and 11.6% of sales, respectively.

Marketing, Sales and Distribution

We sell our products worldwide through our direct sales force team and through distributors and sales agents. In the case of products sold through our direct sales force, or local sales, applications and service teams work closely with our customers and leverage incremental supporting organizations from us to ensure customer satisfaction with our products. Our distributors work with customers in a similar fashion.

- *Precision Technology* products are sold worldwide mostly through our direct sales force but also through distributors, primarily to OEMs. Our Precision Technology businesses have sales and service centers located in Massachusetts, Michigan, California, United Kingdom, Germany, Switzerland, Taiwan, China, Singapore and Japan. Sumitomo Heavy Industries Ltd. (a shareholder) is a key distributor for certain products in Japan. Because of the fundamental nature and relatively small physical size of the products, our Precision Technology segment generally employs a factory direct strategy in support of its worldwide customer base except in the laser product line where parts and field technical support is significant.

- *Semiconductor Systems* products are sold directly and, in some territories, through distributors. End users include semiconductor integrated device manufacturers and electronic component and assembly firms. Sales activities are directed from the product business unit sites in North America, Europe, Japan and Asia Pacific. Field offices are located close to key customers' manufacturing sites to maximize sales and support effectiveness. Significant revenues are derived from the sale of parts, and the provisioning of services relating to the installed base of equipment previously sold to customers. We maintain field offices in Germany, Japan, South Korea, China, Taiwan and Singapore.

- *Excel* products are sold worldwide mostly through our direct sales force but also through distributors, primarily to OEMs. The businesses comprising the Excel segment have sales and service centers located in Massachusetts, Florida, New York, Washington, California, United Kingdom, Germany, Italy, France, Malaysia, India and Japan. We also engage independent manufacturers' representatives for the sale of our Excel segment products. Foreign sales of Excel segment products are handled primarily through foreign equipment distribution organizations. We have a 50% equity ownership in a joint venture based in Mumbai, India that markets, sells, installs and provides application support for certain of Excel's products in the southern Asian region.

Competition

The markets in which we compete are dynamic and highly competitive. Due to the wide range of our products, we face many different types of competition and competitors. This affects our ability to sell our products and the prices at which these products are sold. Our competitors range from large foreign and domestic organizations, which produce a comprehensive array of goods and services and that may have greater financial and other resources than we do, to small firms producing a limited number of goods or services for specialized market segments. We expect the proportion of large competitors to increase through the continued consolidation of competitors.

Competitive factors in our Precision Technology and Excel segments include product performance, price, quality and reliability, features, flexibility, compatibility of products with existing systems, technical support, product breadth, market presence, on-time delivery and our overall reputation. The main competitive factors in the Semiconductor Systems segment include product performance, throughput and price. We believe that our products offer a number of competitive advantages, however, some of our competitors are substantially larger and have greater financial and other resources than us.

Raw Materials, Components and Supplies

Each of our businesses uses a wide variety of raw materials, key components and supplies that are generally available from alternate sources of supply and in adequate quantities from domestic and foreign sources. In some instances, we design and/or re-engineer the parts and components used in our products. For certain critical raw materials, key components and supplies used in the production of some of our principal products, we have qualified only a limited number of suppliers or, in some instances, a single source of supply. Sources for parts and components that we design and/or re-engineer may be more limited than off-the-shelf parts and components. We also rely on a limited number of independent contractors to manufacture subassemblies for some of our products.

The businesses that comprise our Precision Technology segment source most of their parts externally. However, they also manufacture many parts, including some critical parts, internally, particularly in the air bearing spindle business. Fully functional electronics as well as certain key components, such as laser diodes, are purchased from external sources.

Our Semiconductor Systems segment purchases major subsystems, such as lasers, motion stages, vision systems and software, fully functional electronics and frames and racks, from the merchant market. Some of the optical components used in our systems are internally manufactured while others are purchased externally. In some cases, upper level assemblies and entire subsystems are outsourced to electronic manufacturing services companies.

In the Excel segment, we rely upon unaffiliated suppliers for the material components and parts used to assemble our products. Most parts and components purchased from suppliers are available from multiple sources.

For a further discussion of the importance to our business of, and the risks attendant to, our supply chain, see "Risk Factors—Disruptions in the supply of or defects in raw materials, certain key components and other goods from our suppliers, including limited or single source suppliers, could have an adverse effect on the results of our business operations, and could damage our relationships with customers" in Item 1A of this Annual Report on Form 10-K.

Patents and Intellectual Property

We rely upon a combination of copyrights, patents, trademarks, trade secret laws and restrictions on disclosure to protect our intellectual property rights. We hold approximately 360 issued patents, approximately 200 in the United States and approximately 160 in foreign countries. These patents are set to expire from 2011 through 2029. Additionally, we have approximately 220 pending patents, approximately 40 in the United States and approximately 180 in foreign countries. The issued patents cover various products in many of our key product categories, particularly semiconductor systems, optical scanning products, encoders, air bearing spindles, and lasers. In addition, we also have trademarks registered in the United States and foreign countries. We will continue to actively pursue application for new patents and trademarks as we deem appropriate. However, there can be no assurance that any other patents will be issued to us or that such patents, if and when issued, will provide any protection or benefit to us.

Although we believe that our patents and pending patent applications are important, we rely upon several additional factors that are essential to our business success, including: market position, technological innovation, know-how and product performance. There can be no assurance that we will realize any of these advantages.

We also protect our proprietary rights by controlling access to our proprietary information and by maintaining confidentiality agreements with our employees and consultants, and certain of our customers and suppliers. For a further discussion of the importance to our business of, and the risks attendant to, intellectual property rights, see "Risk Factors—Others may violate our intellectual property rights" and "Risk Factors—Our success depends upon our ability to protect our intellectual property and to successfully defend against claims of infringement by third parties" in Item 1A of this Annual Report on Form 10-K.

Human Resources

As of December 31, 2010, we employed approximately 1,593 employees in our continuing operations, compared to employing approximately 1,297 employees in our continuing operations as of December 31, 2009. More than 60% of our workforce is related to production operations and field services. We consider our relations with employees to be satisfactory.

Geographic Information

Each of our reporting segments conducts business in, and derives substantial revenue from, various countries outside the United States. We are exposed to the risks associated with international operations, including exchange rate fluctuations, regional and country-specific political and economic conditions, foreign receivables collection concerns, trade protection measures and import or export licensing requirements, tax risks, staffing and labor law concerns, intellectual property protection risks, and differing regulatory requirements. We anticipate that sales from international operations will continue to represent a substantial portion of our total sales in the future.

Information regarding the geographic components of our sales and long-lived assets is provided in Note 15 to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Government Regulation

We are subject to the laser radiation safety regulations of the Radiation Control for Health and Safety Act administered by the National Center for Devices and Radiological Health, a branch of the United States Food and Drug Administration. Among other things, those regulations require laser manufacturers to file new product and annual reports, to maintain quality control and sales records, to perform product testing, to distribute appropriate operating manuals, to incorporate design and operating features in lasers sold to end-users and to certify and label each laser sold to end-users as one of four classes (based on the level of radiation from the laser that is accessible to users). Various warning labels must be affixed and certain protective devices installed depending on the class of product. The National Center for Devices and Radiological Health is empowered to seek fines and other remedies for violations of the regulatory requirements. We believe that we are currently in compliance with these regulations.

We are subject to similar regulatory oversight, including comparable enforcement remedies, in the European markets we serve.

Item 1A. *Risk Factors*

The following risk factors could have a material adverse effect on our business, financial position, results of operations and cash flows and could cause the market value of our common shares to fluctuate or decline. These risk factors may not include all of the important factors that could affect our business or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common shares to fluctuate or decline.

Risks Relating to our Review of Historical Transactions, Restatement of Historical Consolidated Financial Statements and Control Procedures

The SEC's formal investigation relating to our historical accounting practices and the restatement of our historical consolidated financial statements could continue to divert management's attention and could result in adversarial proceedings, damages or penalties.

In addition to the recently settled litigation prompted by the restatement of our previously issued financial statements as discussed in Item 3, "Legal Proceedings", we received a notice from the SEC indicating that the SEC is conducting a formal investigation relating to our historical accounting practices and the restatement of our historical consolidated financial statements. On September 16, 2010, we received a "Wells Notice" from the SEC, stating that the Staff is considering recommending that the Commission institute a civil injunctive action or administrative proceeding against us, alleging that we violated various provisions of the Securities Act and the Securities Exchange Act, and providing us with the opportunity to make a submission to the Staff in connection therewith. In connection with the contemplated action, the SEC may seek a permanent injunction or cease-and-desist order, disgorgement, prejudgment interest and the imposition of a civil penalty. We are cooperating fully with the SEC investigation. The conduct and resolution of the SEC investigation and related matters could be time-consuming, expensive and distracting to the conduct of our business and to our management. In the event that the investigation results in an adversarial action or proceeding being brought against us, or any of our current or former officers or directors, our business (including our ability to complete financing transactions), and the trading price of our securities, may be adversely impacted. Additionally, if the SEC investigation continues for a prolonged period of time, it may have the same impact regardless of the ultimate outcome of the investigation. In the event of an adverse judgment in any action or proceeding, we may be required to pay damages or penalties, or other remedies may be imposed upon us, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Additionally, while we believe we have made appropriate judgments in determining the correct reporting periods for restated revenues, the SEC may disagree with the manner in which we have accounted for and reported, or not reported, the financial impact. Accordingly, there is a risk we may have to further restate our historical financial statements, amend prior filings with the SEC, or take other actions not currently contemplated.

Our management and independent auditors have identified material weaknesses in our internal controls, and we may be unable to develop, implement and maintain appropriate controls in future periods, which may lead to errors or omissions in our financial statements.

In connection with the preparation of our 2008, 2009 and 2010 financial statements, our management team and independent registered public accounting firm identified certain weaknesses in our internal controls that were considered to be material weaknesses and significant deficiencies. Specifically, as they relate to the 2008 financial statements, such material weaknesses included: inadequate and ineffective controls over the financial statement close process; inadequate and ineffective controls over the accounting for revenue recognition; inadequate and ineffective controls over the accounting for income taxes; and, inadequate and ineffective controls over the evaluation process for the impairment assessment for goodwill, intangible assets and other long-lived assets. The material weaknesses related to income taxes and the evaluation process for the impairment assessment for goodwill, intangible assets, and other long-lived assets were remediated during 2009. The material weakness that was identified in 2009 related to Semiconductor Systems revenue recognition was remediated during 2010. The material weakness that was identified in 2009 related to the inadequate and ineffective controls over the financial statement close process was not fully remediated in 2010. Prior to the complete remediation of this material weakness, there remains risk that the transitional controls on which we currently rely will fail to be sufficiently effective, which could result in a material misstatement of our financial position or results of operations and require a restatement of our financial statements.

We are currently designing and implementing new procedures and controls intended to address the material weakness described above over the financial statement close process. While this design and implementation phase is underway, we are relying significantly on outside accounting professionals until permanent employees can be hired to fill these roles and on manual procedures to assist us with meeting the objectives otherwise fulfilled by an effective control environment. The implementation of new procedures and controls could be costly and distract management from other activities.

We note that a system of procedures and controls, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all systems of procedures and controls, no evaluation can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, procedures and controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override. The design of any system of procedures and controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our systems of procedures and controls, as we further develop and enhance them, may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective system of procedures and controls, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

If we are unable to establish appropriate internal controls, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations or comply with the requirements of the SEC or the Sarbanes-Oxley Act of 2002, which could result in the imposition of sanctions, including the inability of registered broker dealers to make a market in our common shares, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the trading price of our securities. Further and continued determinations that there are significant deficiencies or material weaknesses in the effectiveness of our internal controls could also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures to comply with applicable requirements.

Risks Relating to our Business

Our recent bankruptcy and reorganization, our recent inability to provide current financial reports and recent changes in our management could have a negative impact on our relationship with key employees, suppliers and customers.

As discussed elsewhere in this 10-K, in July 2010, we emerged from a lengthy and well-publicized reorganization process, which included a voluntary bankruptcy filing. We believe these events adversely impacted our suppliers' willingness to extend trade credit to us, and our customers' willingness to develop products with us, or order or purchase products from us and may continue to have a negative impact on our business, as suppliers and customers may remain wary of our financial or operating stability.

Our results of operations could be adversely affected by economic and political conditions and the effects of these conditions on our customers' businesses and level of business activity.

A large portion of our sales are dependent on the need for increased capacity or replacement of inefficient manufacturing processes, because of the capital-intensive nature of our customers' businesses. These sales also tend to lag behind other businesses in an economic recovery. There was a rapid softening of the economy and tightening of the financial markets in the second half of 2008 that continued into the first half of 2009. This slowing of the economy reduced the financial capacity of our customers, thereby slowing spending on the products and services we provide. While business conditions improved during the second half of 2009 and throughout 2010, if such improvement is not sustainable or if a new general economic slowdown commences, we may not be able to meet anticipated revenue levels on a quarterly or annual basis. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the timing or levels of business activity of our customers and the industries we serve. This may reduce the demand for our products or depress pricing for our products and have a material adverse effect on our results of operations. Changes in global economic conditions could also shift demand to products or services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. In addition, if we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Our business depends significantly upon our customers' capital expenditures, which are subject to cyclical market fluctuations.

The semiconductor and electronics materials processing industries are cyclical and have historically experienced periods of oversupply, resulting in downturns in demand for capital equipment, including the products that we manufacture. The timing, length and severity of these cycles, and their impact on our business, are difficult to predict. Further, our order levels or results of operations for a given period may not be indicative of order levels or results of operations for subsequent periods. We cannot assure investors that demand for our products will increase or that demand will not decrease. For the foreseeable future, our operations will continue to depend upon industries that are subject to market cycles, which, in turn, could adversely affect the market for our products.

Cyclical variations may have the most pronounced effect on our Semiconductor Systems segment, which concentrates in the semiconductor and electronics industries. In past economic slowdowns, we have experienced significant cyclical fluctuations, and we cannot assure you that such slowdowns will not recur or that the impact of such slowdowns will be more or less significant compared to historical fluctuations.

Our business success depends upon our ability to respond to fluctuations in product demand, but doing so may require us to incur costs despite limited visibility toward future business declines.

If our business declines, we may be required to reduce costs while at the same time maintaining the ability to motivate and retain key employees. Additionally, to remain competitive we must also continually invest in research and development, which may inhibit our ability to reduce costs in a down cycle. Additionally, long product lead-times create a risk that we may purchase or manufacture inventories of products that we are unable to sell. While we practice inventory management, we can offer no assurances that our efforts to mitigate this risk will be successful.

During a period of increasing demand and rapid growth, we must be able to increase manufacturing capacity quickly. Our inability to quickly increase production in response to a surge in demand could prompt customers to look for alternative sources of supply or leave our customers without a supply, both of which events could harm our reputation and make it difficult for us to retain our existing customers or to obtain new customers.

The success of our business requires that we continually innovate.

Technology requirements in our markets are consistently advancing. We must continually introduce new products that meet evolving customer needs. Our ability to grow depends on the successful development, introduction and market acceptance of new or enhanced products that address our customer's requirements. Developing new technology is a complex and uncertain process requiring us to accurately anticipate technological and market trends and meet those trends with responsive products. Additionally, this requires that we manage the transition from older products to minimize disruption in customer ordering patterns, avoid excess inventory and ensure adequate supplies of new products. Failed market acceptance of new products or problems associated with new product transitions could harm our business.

Delays in delivery of new products could have a negative impact on our business. If we do not introduce new products in a timely manner, we may lose market share and be unable to achieve revenue growth targets.

Our research and development efforts may not lead to the successful introduction of products within the time period our customers demand. Our competitors may introduce new or improved products, processes or technologies that make our current or proposed products obsolete or less competitive. We may encounter delays or problems in connection with our research and development efforts. Product development delays may result from numerous factors, including:

- changing product specifications and customer requirements;
- the inability to manufacture products cost effectively;
- difficulties in reallocating engineering resources and overcoming resource limitations;
- changing market or competitive product requirements; and
- unanticipated engineering complexities.

New products often take longer to develop, have fewer features than originally considered desirable and achieve higher cost targets than initially estimated. There may be delays in starting volume production of new products and/or new products may not be commercially successful. There may also be difficulty in sourcing components for new products.

Our reliance upon third party distribution channels subjects us to credit, inventory, business concentration and business failure risks beyond our control.

We sell products through resellers, distributors, original equipment manufacturers ("OEMs") and system integrators. We sell certain lasers through a 50% owned joint venture in India. The holder of the other 50% of the joint venture is not a related party. Selling products through third parties can subject us to credit and business risks. Our sales also depend upon the ability of our OEM customers to develop and sell systems that incorporate our products. Adverse economic conditions, large inventory positions, limited marketing resources and other factors influencing these OEM customers could have a substantial impact upon our financial results. We cannot assure investors that our OEM customers will not experience financial or other difficulties that could adversely affect their operations and, in turn, our financial condition or results of operations.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

We sell a relatively small number of high revenue semiconductor systems within any period. These systems are complex and may have multiple elements for customer delivery including overall systems, spare parts, extended warranties, installation and training and may be subject to customer acceptance criteria. In certain transactions, we recognize all or a portion of revenue upon shipment provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectability is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding the receipt or timing of customer acceptance. As a result, it is often difficult to project the timing of product revenue recognition. Consequently, our revenue and financial results could vary significantly from expectations in a particular quarter if anticipated orders from even a few customers are not received and fulfilled in time to satisfy customer obligations to the extent necessary to permit revenue to be recognized under generally accepted accounting principles. In addition, our product order backlog at the beginning of each quarter may not include all systems needed to achieve expected revenues for that quarter. Because we may build systems according to forecast, the absence of a significant backlog for an extended period of time could adversely affect financial results.

Customer order timing and other factors beyond our control may cause our operating results to fluctuate from period to period.

Changes in customer order timing and the existence of certain other factors beyond our control may cause our operating results to fluctuate from period to period. Such factors include:

- fluctuations in our customers' businesses;
- timing and recognition of revenues from customer orders;
- timing and market acceptance of new products or enhancements introduced by us or our competitors;
- availability of parts from our suppliers and the manufacturing capacity of our subcontractors;
- timing and level of expenditures for sales, marketing and product development;
- changes in the prices of our products or of our competitors' products; and
- fluctuations in exchange rates for foreign currency.

A large percentage of our sales come from products with high selling prices and significant lead times. We may receive several large orders in one quarter from a customer and then receive no orders from that customer in the next quarter. As a result, the timing and recognition of sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter.

A delay in a shipment or failure to meet our revenue recognition criteria near the end of a reporting period due, for example, to rescheduling or cancellations by customers or to unexpected difficulties experienced by us, may cause sales in the period to fall significantly and may have materially adverse effects on our operations for that period. Our inability to adjust quickly enough could magnify the adverse effects of that revenue shortfall on our results of operations.

As a result of these factors, our results of operations for any quarter are not necessarily indicative of results to be expected in future periods. We believe that fluctuations in quarterly results may cause the market prices of our common shares to fluctuate, perhaps substantially.

We transact a significant portion of our sales, and maintain significant cash balances, in foreign currencies and in the past we have maintained and may in the future maintain foreign currency exchange contracts. As a result, changes in interest rates, credit ratings or foreign currency rates could have a material effect on our operations, finance position, results of operations and cash flows.

A significant portion of our sales are derived from our European operations and transacted primarily in Euros while our products mainly are manufactured in the United States. In the event of a decline in the value of the Euro, we would typically experience a decline in our revenues. In addition, because our products are mainly manufactured in the United States, we may have to increase the sale prices on our products sold in Europe in order to maintain sales margins and recover costs. This may have a materially adverse impact on our operations, financial position, results of operation and cash flows.

Additionally, balances we maintain in foreign currencies create additional financial exposure to changing interest and currency rates. We have in the past, and may in the future, attempt to mitigate these risks by purchasing foreign currency exchange contracts, and by investing in United States government issued treasury bills. However, if long term interest rates or foreign currency rates were to change rapidly, we could incur material losses. Further, if management chooses to invest in less risk adverse investment vehicles, the risk of losing principal and/or interest could increase.

International operations are an expanding part of our business and our operations in foreign countries subject us to risks not faced by companies operating exclusively in the United States.

During the year ended December 31, 2010, 65.9% of our revenues were derived from operations outside of the United States. The scope of our international operations subjects us to risks which could materially impact our results of operations, including:

- foreign exchange rate fluctuations;
- social and political unrest in countries where we operate;
- climatic or other natural disasters in regions where we operate;
- increases in shipping costs or increases in fuel costs;
- longer payment cycles;
- acts of terrorism;
- greater difficulty in collecting accounts receivable;
- use of incompatible systems and equipment;
- problems staffing and managing foreign operations in diverse cultures;
- protective tariffs;
- trade barriers and export/import controls;
- transportation delays and interruptions;
- increased vulnerability to the theft of, and reduced protection for intellectual property rights;
- government currency control and restrictions, delays, penalties or required withholdings on repatriation of earnings; and
- the impact of recessionary foreign economies.

We cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation or exportation of our products or supplies or gauge the effect that new barriers would have on our financial position or results of operations.

There are inherent risks as we increase our focus on overseas operations.

We manufacture certain products in plants in the United Kingdom and China. Manufacturing in overseas locations creates risks, including the possibility that as operations are transferred or expanded in foreign locations we may not be able to produce products to the quality standards or deliver products as quickly as our customers have come to expect. This possibility may come about due to an inability to find qualified personnel overseas. It is also possible that after an overseas transition, we may find that we have been producing products with latent defects that come to light only after a long period of operation. Transitioning a business to an overseas location has many additional risks such as developing solid financial, enterprise resource planning (ERP) and customer relationship management (CRM) systems.

The increased use of outsourcing in foreign countries exposes us to additional risks which could negatively impact our business.

We are increasingly outsourcing the manufacture of subassemblies to suppliers based in China and elsewhere overseas. Economic, political or trade problems with foreign countries could substantially impact our ability to obtain critical parts needed in the timely manufacture of our products. Additionally, this practice increases our vulnerability to the theft of, and reduced protection for, our intellectual property.

Customs rules are complex and vary within legal jurisdictions in which we operate. Failure to comply with local customs regulations could result in substantial penalties.

Customs rules are complex and vary within legal jurisdictions in which we operate. We seek to mitigate this risk by maintaining export control systems and an internal customs staff charged with the responsibility of strictly complying with all applicable import/export laws. Further, we attempt to maintain arms length transactions with our foreign subsidiaries and their customers. However, we cannot assure you that we will comply with all applicable local customs regulations, and such a failure could result in substantial penalties, including debarment, and have a material impact on our operations, financial position, results of operations and cash flows.

We have a history of operating losses and we may not be able to sustain or grow our profitability.

We incurred operating losses in each of the years from 1998 through 2003 and again in 2008 and 2009. Although we reported an operating profit for the year ended December 31, 2010, no assurances can be given that we will sustain or increase the level of profitability in the future based on extrinsic market forces, and the market price of our common shares may decline as a result.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Customers with liquidity issues may lead to additional bad debt expense. We monitor individual customer payment capability in granting open credit arrangements, and seek to limit such open credit to amounts we believe our customers can pay, and we maintain reserves we believe are adequate to cover exposure for doubtful accounts. However, there can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposure. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our operating results and financial condition.

In addition, to the extent that the ongoing turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay may be adversely impacted, which in turn could have a material adverse effect on our business, operating results and financial condition.

While we generally sell a portion of our sales directly to customers, future sales may be increasingly derived through distributors. As distributors tend to have more limited financial resources than original equipment manufacturers ("OEM") and end-user customers, they generally represent sources of increased credit risk. Additionally, in the event that the ongoing turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results and financial condition.

Others may violate our intellectual property rights.

Our future success depends in part upon our intellectual property rights, including trade secrets, know-how and continuing technological innovation. We do not have personnel dedicated to the oversight, organization and management of our intellectual property. There can be no assurance that the steps we take to protect our intellectual property rights will be adequate to prevent misappropriation or disclosure, or that others will not develop competitive technologies or products outside of our patented property. It is possible that, despite our efforts, other parties may use, obtain or try to copy our technology and products. There can be no assurance that other companies are not investigating or developing other technologies that are similar to ours, that any patents will issue from any application filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, there can be no assurance that any patents issued to us will not be challenged, invalidated or circumvented in a legal or administrative proceeding, or that our patents and know how will provide a competitive advantage to us. Policing unauthorized use of our intellectual property rights is difficult and time consuming and may involve initiating claims or litigation against third parties for infringement of our proprietary rights, which could be costly.

Our success depends upon our ability to protect our intellectual property and to successfully defend against claims of infringement by third parties.

We have received in the past, and could receive in the future, notices from third parties alleging that our products infringe patent or other proprietary rights. We believe that our products are non-infringing or that we have the patents and/or licenses to allow us to lawfully sell our products throughout the world. However, we may be sued for infringement. In the event any third party makes a valid claim against us or our customers for which a license was not available to us on commercially reasonable terms, we would be adversely affected. Adverse consequences may also apply to our failure to avoid litigation for infringement or misappropriation of proprietary rights of third parties.

Our efforts to protect our intellectual property rights may not be effective in some foreign countries where we operate or sell our products. Many U.S. companies have encountered substantial problems in protecting their property rights against infringement in foreign countries. If we fail to adequately protect our intellectual property in these countries, it could be easier for our competitors to sell competing products in foreign countries.

We operate in highly competitive industries and, if we lose competitive advantages, our business would suffer adverse consequences.

Some of our competition comes from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than we do. Our competitors will continue to improve the design and performance of their products and introduce new products. It is possible that we may not successfully differentiate our current and proposed products from the products of our competitors, or that the marketplace will not consider our products to be superior to competing products. To remain competitive, we will be required to invest heavily in research and development, marketing and customer service and support. It is also possible that we may not be able to make the technological advances necessary to maintain our competitive position, or our products will not receive market acceptance. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Our business strategy may include finding and making strategic acquisitions and divestitures. There can be no assurance that we will be able to continue to make acquisitions or divestitures that provide business benefit.

Our business strategy has included finding and making strategic acquisitions and divestitures. For example, we acquired an optics business in the United Kingdom in 2007, we completed our acquisition of Excel in August

2008 and we sold our U.S. Optics Business in October 2008. We expect to continue to evaluate potential acquisitions and divestitures as part of our long-term strategic plan. Our identification of suitable acquisition candidates involves risks inherent in an assessment of the values, strengths, weaknesses, risks, synergy and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of management's attention from our core businesses and risks associated with unanticipated problems or liabilities. We cannot assure investors our efforts will be sufficient, or that acquisition candidates will be receptive to our advances or that any acquisition we may make would be accretive to earnings. We also cannot assure investors that we will find suitable purchasers in the event that we identify a potential divestiture candidate in the future. Further, given our significant debt and current inability to use Form S-3, we may have difficulty obtaining financing for such strategic acquisitions on a timely basis or at all.

We may fail to successfully complete the integration of Excel into our business and, as a result, may fail to realize the synergies, cost savings and other benefits expected from the acquisition.

We may fail to successfully complete the integration of Excel into our business and, as a result, may fail to realize the synergies, cost savings and other benefits expected from the acquisition. We may continue to fail to grow and build revenues and profits in Excel's business lines or achieve sufficient cost savings through the integration of customers or administrative and other operational activities. Furthermore, we must achieve these objectives without adversely affecting our revenues. If we are not able to successfully achieve these objectives, the anticipated benefits of the acquisition may not be realized fully or at all, or it may take longer to realize them than expected, and our results of operations could be materially adversely affected.

Further, our ability to maintain and increase profitability of Excel's business lines will depend on our ability to manage and control operating expenses and to generate and sustain increased levels of revenue. Our expectations to achieve more consistent and predictable levels of revenue and to increase Excel's profitability may not be realized, and such revenues and profitability may decline as we integrate Excel's operations into our business. If Excel's revenues grow more slowly than we anticipate, or if its operating expenses are higher than we expect, we may not be able to sustain or increase its profitability, in which case our financial condition will suffer and our stock price could decline. As discussed in Note 6 to Consolidated Financial Statements, in 2008, we recorded a significant impairment charge against the value of assets that were primarily attributed to the goodwill, intangible assets and other long-lived assets of Excel. Should there be a deterioration in Excel's future outlook or actual performance, we may be required to record additional impairment charges against Excel's assets.

We continue our leadership transition and expansion of our financial and accounting team. Until we are able to successfully complete such transition and expansion, if at all, our business could be materially adversely affected.

During 2008, 2009, 2010 and early 2011, we experienced significant turnover in our management team, including our Chief Executive Officer, our Chief Financial Officer, our General Counsel, our Corporate Controller and certain senior members of our various segments or operating groups. On April 1, 2010, our Board of Directors appointed a principal financial officer to replace our former Chief Financial Officer who resigned in 2008. On May 14, 2010, our Board of Directors appointed a chief restructuring officer, whose appointment was approved by the Bankruptcy Court on May 27, 2010. On December 14, 2010, our Board of Directors appointed a new Chief Executive Officer and, by early April 2011, Robert Buckley will assume the role of our Chief Financial Officer. We continuously review our management, business and organizational structures, and, as a part of that process are seeking to expand our financial and accounting team, but there are no assurances that we will be able to adequately staff such team in the near future. There are risks associated with changes in strategy and management at the executive and/or director level, and changes in product or operational focus.

If we do not retain our key personnel, our ability to execute our business strategy will be limited.

Our success depends to a significant extent upon the continued service of our executive officers and key management and technical personnel, particularly our experienced engineers, and on our ability to continue to attract, retain, and motivate qualified personnel. The competition for these employees is intense. The loss of the services of one or more of our key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on us should the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract qualified personnel. We do not maintain any key person life insurance policies on any of our officers or employees.

Our success also depends on our ability to execute leadership succession plans. The inability to successfully transition key management roles could have a material adverse effect on our operating results.

We conducted an internal review of potential issues related to the Foreign Corrupt Practices Act and voluntarily shared information relating to that review with the SEC in the third quarter of 2009. These matters could have a material adverse effect on us. Further, our reputation and our ability to do business may be impaired by improper conduct by any of our employees, agents or business partners.

On or about November 25, 2008, we initiated an independent review of sales transactions in our Semiconductor Systems segment and certain other sales transactions for fiscal years 2006, 2007 and 2008 and in May 2009, we announced that we were expanding the review to include 2004 and 2005. During the course of performing the review, our Audit Committee and its advisors identified certain potential issues related to the Foreign Corrupt Practices Act ("FCPA"), in particular in China, and referred those issues to our management for review. With the assistance of outside legal counsel, we conducted and completed an internal review of those potential issues and voluntarily shared information relating to the internal review with the SEC in the third quarter of 2009. While we have not received any further requests from the SEC relating to the matters raised as a result of this internal FCPA review, we cannot predict whether the SEC will request any further information from us or take any other action.

Following the aforementioned internal review, we updated our FCPA compliance policies and enhanced our FCPA training program. However, we cannot provide assurance that our internal controls will protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, competition, money laundering and data privacy. Any such improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, and could lead to substantial civil or criminal, monetary and non monetary penalties against us or our subsidiaries.

We have undertaken restructuring activities, and we will continue to assess our operating structure.

Our ability to reduce operating expenses is dependent upon the nature of the actions we take to reduce expense and subsequent ability to implement those actions and realize expected cost savings. For example, in the past years we shifted certain of our operations in the United States and United Kingdom to China to reduce expenses. In addition, during 2008 and 2009, we undertook actions to consolidate redundant or excess personnel that resulted from our acquisition of Excel and lower demand for certain of our products due to the global economic slowdown. We have also divested businesses. There can be no assurance that these actions will improve our financial position, results of operations or cash flows. Further, there is a risk that these actions may ultimately prove detrimental to our operations and sales, or to our intellectual property protections.

We expect to be consolidating some of our operations for greater efficiency, which may disrupt our operations or result in write-offs or other charges.

We expect to be consolidating some of our operations for greater efficiency. We cannot assure investors that economies of scale will or can be realized as a result of any historic or planned restructuring activities. These actions will take time and will include substantial operational risks, including the possible disruption of manufacturing lines. We cannot assure investors that any moves would not disrupt business operations or have a material impact on our results of operations.

In addition, any decision to limit investment in, dispose of or otherwise exit business activities may result in the recording of special charges, such as asset write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or a loss on the sale of assets. Our estimates with respect to the useful life or ultimate recoverability of our carrying value of assets, including intangible assets, could also change as a result of such decisions. Further, our estimates related to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to perform goodwill impairment tests on an annual basis and at additional times during the year in certain circumstances. For example, our December 2008 assessment of the carrying value of goodwill and intangible assets resulted in substantial write downs and our December 2009 assessment resulted in additional write downs. There can be no assurance that future goodwill and intangible assets impairment tests will not result in a charge to earnings.

Product defects or problems with integrating our products with other vendors' products may seriously harm our business and reputation.

We produce complex products that can contain latent errors or performance problems. For example, on occasion we have found errors after the launch of new products. Similarly, in certain instances, we have found latent errors in our products. Unfortunately, we cannot always resolve errors that we believe would be considered serious by our customers before implementation, thus our products are not always free from errors. These errors or performance problems could be detrimental to our business and reputation.

In addition, customers frequently integrate our products with other vendors' products. When problems occur in a combined environment, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. These problems may also complicate our determination of the timing and amount of revenue recognition. To date, defects in our products or those of other vendors' products with which our products are used by our customers have not had a material negative effect on our business relationships with our customers. However, we cannot be certain that a material negative impact will not occur in the future.

Disruptions in the supply of or defects in raw materials, certain key components and other goods from our suppliers, including limited or single source suppliers, could have an adverse effect on the results of our business operations, and could damage our relationships with customers.

The production of our products requires a wide variety of raw materials, key components and other goods that are generally available from alternate sources of supply. However, certain critical raw materials, key components and other goods required for the production and sale of some of our principal products are available from limited or single sources of supply. Many of our products are manufactured with high precision parts and components designed and/or manufactured by outside suppliers, which subjects us to an increased risk of defects. Any such parts or components that have latent or known defects may materially impact relations with our customers if they cause us to miss our scheduled shipment deadlines. If latent defects are incorporated into our products and discovered later, there could be a material impact on our operations, financial position, results of operations and cash flow.

We also rely on a limited number of independent contractors to manufacture subassemblies for some of our products, particularly in our Semiconductor Systems segment. In addition, certain of our businesses buy components, including limited or sole source items, from competitors of our other businesses, and certain of our businesses sell products to customers that compete with certain other segments of our business. This dynamic may adversely impact our relationship with these suppliers and customers. For example, these suppliers could increase the price of those components or reduce their supply of those components to us. Similarly, these customers could elect to manufacture products to meet their own requirements rather than purchase products from us. There can be no assurance that our businesses will not be adversely affected by our other businesses' relationship with customers and suppliers or that our current or alternative sources will be able to continue to meet all of our demands on a timely basis. If suppliers or subcontractors experience difficulties, or fail to meet any of our manufacturing requirements, our business would be harmed until we are able to secure alternative sources, if any, on commercially reasonable terms. A prolonged inability to obtain certain raw materials, key components or other goods is possible and could have an adverse effect on our business operations, and could damage our relationships with customers

Production difficulties and product delivery delays or disruptions could materially adversely affect our business.

We assemble our products at our facilities in the United States, the United Kingdom, Germany and China. If use of any of our manufacturing facilities were interrupted by a natural disaster or otherwise, our operations could be negatively impacted until we could establish alternative production and service operations. Significant production difficulties could be the result of:

- mistakes made while transferring manufacturing processes between locations;
- changing process technologies;
- ramping production;
- installing new equipment at our manufacturing facilities; and
- shortage of key components.

In addition, we may experience product delivery delays in the future. A significant disruption in third-party package delivery and import/export services, or significant increases in prices for those services could interfere with our ability to ship products, increase our costs and lower our profitability.

We ship a significant portion of our products to our customers through independent package delivery and import/export companies. We also ship our products through national trucking firms, overnight carrier services and local delivery practices. If one or more of the package delivery or import/export providers experiences a significant disruption in services or institutes a significant price increase, the delivery of our products could be prevented or delayed. Such events could cause us to incur increased shipping costs that could not be passed on to our customers, negatively impacting our profitability and our relationships with certain customers.

Changes in governmental regulation of our business or our products could reduce demand for our products or increase our expenses.

We are subject to many governmental regulations, including but not limited to the laser radiation safety regulations of the Radiation Control for Health and Safety Act administered by the National Center for Devices and Radiological Health, a branch of the United States Food and Drug Administration, and certain health regulations related to the manufacture of products using beryllium, an element used in some of our structures and mirrors. Among other things, these regulations require us to file annual reports, to maintain quality control and sales records, to perform product testing, to distribute appropriate operating manuals, to incorporate design and operating features in products sold to end-users and to certify and label our products. Various warning labels must be affixed and certain protective devices installed depending on the class of product. We are also subject to regulatory oversight, including comparable enforcement remedies, in the markets we serve, and we compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. Any significant change in these regulations could reduce demand for our products or increase our expenses, which in turn could materially adversely affect our business, operating results financial condition and cash flows.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.

We rely on various centralized information systems throughout our company to keep financial records, process orders, manage inventory, process shipments to customers and operate other critical functions. If we were to experience a prolonged system disruption in the information technology systems that involve our interactions with customers and suppliers, it could result in the loss of sales and customers and significant incremental costs, which could adversely affect our business.

Our results of operations will be adversely affected if we fail to realize the full value of our intangible assets.

As of December 31, 2010, our total assets included $97.7 million of net intangible assets, including goodwill. Net intangible assets consist principally of goodwill associated with acquisitions and costs associated with securing patent rights, trademark rights, core technology and technology licenses, net of accumulated amortization. We test certain of these items—specifically all of those that are considered "non-amortizing"—at least on an annual basis for potential impairment by comparing the carrying value to the fair market value of the reporting unit to which they are assigned. All of our amortizing intangible assets are evaluated for impairment should discrete events occur that call into question the recoverability of the intangible assets.

Adverse changes in our business, adverse changes in the assumptions used to determine the fair value of our reporting units, or the failure to grow our segments may result in impairment of our intangible assets, which could adversely affect our results of operations.

Risks Relating to Taxes

We may be required to make additional tax payments and/or recalculate certain of our tax attributes depending on the resolution of the complaint we filed against the United States of America pursuant to Bankruptcy Code Section 505.

On July 13, 2010, we filed a complaint against the United States of America pursuant to Bankruptcy Code Section 505 (the "Section 505 Action") to recover refunds resulting from federal income taxes we overpaid in previous years. Bankruptcy Code Section 505 generally gives the Bankruptcy Court jurisdiction to determine the amount or legality of any tax, any fine or penalty relating to a tax, or any addition to tax. We have filed federal carryback refund claims aggregating $18.8 million for federal income tax refunds related to tax years 2000 through 2008. The Internal Revenue Service ("IRS") has filed proofs of claim asserting that we owe federal income taxes of approximately $7.7 million for the same period. Depending on the outcome of the Section 505 Action, we could be required to pay some or all of the approximately $7.7 million the IRS alleges we owe and/or certain of our tax attributes could be negatively impacted. Either result could have a material adverse impact on our financial condition and operating results.

Our ability to utilize our net operating loss carryforwards and other tax attributes may be limited as a result of the effectiveness of the Final Chapter 11 Plan and is dependent on our ability to generate sufficient future taxable income.

Section 382 of the Internal Revenue Code of 1986, as amended, limits a corporation's ability to utilize net operating loss carryforwards ("NOLs") and other tax attributes following a section 382 ownership change. Upon the implementation of the Final Chapter 11 Plan, we may have undergone a section 382 ownership change and, consequently, our ability to utilize our tax attributes may be limited. A significant limitation in our ability to utilize our tax attributes could have a negative impact on our financial results.

In addition, our ability to use future tax deductions is dependent on our ability to generate sufficient future taxable income in tax jurisdictions in which we operate. In determining our provision for income taxes, our tax attributes and liabilities and any valuation allowance recorded against our net tax attributes requires judgment and analysis. We consistently evaluate our tax attributes based on taxes recoverable in the carryback period, existing deferred tax liabilities, tax planning strategies and projected future taxable income. In the U.S. and the U.K., we have experienced cumulative losses in recent years and, as a result, we exclude consideration of projected future taxable income when we evaluate our ability to realize our deferred tax assets in those jurisdictions. Our ability to recover all of our tax attributes in certain jurisdictions depends upon our ability to continue to generate future profits. If actual results differ from our plans or we do not achieve the desired level of profitability in a given jurisdiction, we may be required to increase the valuation allowance on our tax attributes by taking a charge to the statement of operations, which could have a material negative result on our financial results.

Our effective tax rates are subject to fluctuation, which could impact our financial position, and our estimates of tax liabilities may be subject to audit, which could result in additional tax assessments.

Our effective tax rates are subject to fluctuation as the income tax rates for each year are a function of (a) taxable income levels in numerous tax jurisdictions, (b) our ability to utilize recorded deferred tax assets, (c) taxes, interest, or penalties resulting from tax audits and (d) credits and deductions as a percentage of total taxable income. Further, tax law changes may cause our effective tax rates to fluctuate between periods.

We may be subject to U.S. federal income taxation even though GSIG is a non-U.S. corporation.

Our holding company, GSIG, is a non-U.S. corporation organized in Canada and is subject to Canadian tax laws. However, our operating company, GSI US, continues to be subject to U.S. tax and files U.S. federal income tax returns. In addition, distributions or payments from entities in one jurisdiction to entities in another jurisdiction may be subject to withholding taxes. Our holding company does not intend to operate in a manner that will cause it to be treated as engaged in a U.S. trade or business or otherwise be subject to U.S. federal income taxes on its net income, but it generally will be subject to U.S. federal withholding tax on certain U.S.-source passive income items, such as dividends and certain types of interest.

To prevent U.S.-based multinationals from improperly avoiding U.S. taxation by inversion, section 7874(b) of the Internal Revenue Code provides that, in certain instances, a foreign corporation may be treated as a domestic corporation for U.S. federal income tax purposes. However, section 7874 contains an exception for foreign corporations if, on or before March 4, 2003, such entity acquired directly or indirectly more than half of the properties held directly or indirectly by the domestic corporation. Our holding company expects to satisfy this safe harbor; however, no assurance can be given that the IRS will agree with this position.

The IRS may also assert that section 269 of the Internal Revenue Code applies to our holding Company's organization in Canada pursuant to the implementation of the Final Chapter 11 Plan. Under section 269, if the IRS determines that the principal purpose of an acquisition was to evade or avoid U.S. federal income tax, the IRS may disallow certain deductions, credits or other allowances. We believe that, if the Final Chapter 11 Plan was challenged by the IRS, we could show, among other things, that the principal purpose for the Final Chapter 11 Plan was not to evade or avoid federal income tax, and, thus, section 269 should not apply. However, no assurance can be given in this regard.

We may be subject to the AMT for U.S. federal income tax purposes.

In general, an Alternative Minimum Tax ("AMT") is imposed on a corporation's alternative minimum taxable income at a 20% rate to the extent such tax exceeds the corporation's regular federal income tax. For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available net operating loss ("NOL") carryforwards, only 90% of a corporation's taxable income for AMT purposes may be offset by available NOL carryforwards (as recomputed for AMT purposes). Therefore, if we are subject to the AMT, our U.S. federal income tax liability will likely be increased.

We have a limited ability to carry back certain losses for U.S. federal income tax purposes.

Section 172(b)(1)(E) of the Internal Revenue Code contains special rules that limit a corporation's ability to carryback certain NOLs. Specifically, if there is a corporate equity reduction transaction ("CERT"), such as a major stock acquisition, and an applicable corporation has a corporate equity reduction interest loss ("CERT Loss") during the year in which the CERT occurred or any of the two (2) succeeding tax years, then the CERT Loss may not be carried back to a tax year before the year in which the CERT occurred. In 2008, we acquired Excel in a transaction that qualifies as a CERT. In connection with this transaction, approximately $8 million was identified as a CERT Loss. Accordingly, we cannot carryback more than approximately $8 million of losses for 2008 to the extent that it relates to an excess interest loss.

Risks Relating to Our Common Shares and Our Capital Structure

We may require additional capital to reduce our vulnerability to economic downturns and position us to adequately respond to business challenges or opportunities, and this capital may not be available on acceptable terms or at all.

We do not currently have a working capital credit facility in place. In order to reduce our vulnerability to economic downturns and position us to adequately respond to business challenges or opportunities, we may need to obtain a working capital credit facility. However, we do not currently have any commitments from lenders to provide such a facility, and, should such a facility become necessary, we may be unable to obtain it on terms acceptable to us or at all.

Under the terms of the indenture governing the New Notes (the "New Indenture"), we are permitted to obtain such a working capital credit facility in an amount up to $40 million, provided that we first obtain the consent of the holders of the New Notes. To the extent the aggregate principal amount of outstanding principal amount and unused commitments under the working capital credit facility exceed $20 million, we will be required to offer to use such excess working capital proceeds to make an offer to purchase a portion of the New Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. We may not be able to obtain the required consents from the note holders on a timely basis, on reasonable terms, or at all. Furthermore, any working capital financing obtained by us in the future would likely include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If we determine that we need a working capital facility but fail to obtain such a facility we may not have sufficient operating capital to operate one or more of our businesses. Without sufficient operating capital, our business, results of operations, financial position and cash flows would be extremely vulnerable to disruptions or downturns in the economy. In addition, we may be unable to adequately respond to business challenges or opportunities that may arise, including but not limited to the need to develop new products or enhance our existing products, maintaining or expanding research and development projects, the need to build inventory or invest other cash to support business growth and opportunities to acquire complementary businesses and technologies.

We also may need to engage in equity or debt financings to obtain additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of the holders of our common shares. Further, our New Notes restrict our ability to obtain additional debt financing. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. In addition, the terms of any additional equity or debt issuances may adversely affect the value and price of our common shares.

Global credit conditions have varied widely over the last several years and could vary significantly in the future. Although these conditions have not affected our current plans, adverse credit conditions in the future could have a negative impact on our ability to execute on future strategic activities.

The market for our common shares may be volatile.

The market price of our common shares could be subject to wide fluctuations. These fluctuations could be caused by:

- quarterly variations in our results of operations;
- changes in earnings estimates by analysts;
- conditions in our markets; or
- general market or economic conditions.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many semiconductor and electronics materials processing companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of our common shares.

To service our indebtedness and fund our operations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the New Notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the New Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the New Notes on or before their maturity in 2014. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Notes, on commercially reasonable terms or at all.

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to service our indebtedness and fund our operations.

Although much of our business is conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us. Accordingly, our ability to make payments on our indebtedness and fund our operations may be dependent on the earnings and the distribution of funds from our subsidiaries. Local laws and regulations and/or the terms of the indenture governing the New Notes may restrict certain of our subsidiaries from paying dividends and otherwise transferring assets to us. We cannot assure you that applicable laws and regulations and/or the terms of the indenture will permit our subsidiaries to provide us with sufficient dividends, distributions or loans when necessary.

We have several significant shareholders. Each of our significant shareholders and their respective affiliates could have substantial control over our outstanding common shares, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our largest shareholders and their respective affiliates, in the aggregate, beneficially own a substantial amount of our outstanding common shares. As a result, these shareholders may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might affect the market price of our common shares.

Certain provisions of our articles of incorporation may delay or prevent a change in control of our company.

Our corporate documents and our existence as a corporation under the laws of New Brunswick subject us to provisions of Canadian law that may enable our Board of Directors to resist a change in control of our company. These provisions include:

- limitations on persons authorized to call a special meeting of shareholders;
- the ability to issue an unlimited number of common shares; and
- advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders.

These antitakeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors of their choosing and cause us to take other corporate actions that shareholders desire. In addition, New Brunswick law provides that cumulative voting is mandatory in director elections which can result in stockholders holding less than a majority of shares being able to elect persons to the Board of Directors and prevent a majority stockholder from controlling the election of all of the directors.

We have a significant amount of debt as a result of our New Notes, which could adversely affect our future business, financial condition, results of operations and our ability to meet our payment obligations under our outstanding liabilities.

We emerged from the Chapter 11 proceedings with $107 million of debt pursuant to the New Notes, which could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under our outstanding liabilities. This level of debt could have significant consequences on our future operations, including:

- Making it more difficult for us to meet our payment and other obligations under our outstanding debt;
- Possibly resulting in an event of default if we fail to comply with the covenants contained in the indenture governing the New Notes, which event of default could result in all amounts thereunder becoming immediately due and payable;
- Reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, market changes in the industries in which we operate and the general economy; and
- Placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under our outstanding liabilities.

In addition, the indenture governing the New Notes contains covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

We do not intend to pay dividends in the near future.

We do not anticipate paying any dividends on our common shares in the foreseeable future. We intend to retain our earnings, if any, to use in our growth and ongoing operations. In addition, the terms of the indenture governing the New Notes restricts our ability to pay dividends on our common shares.

Risks Relating to Noncompliance with SEC and CSA Requirements

We may be unable to timely file certain periodic reports with the SEC and CSA.

During 2008, 2009 and 2010, we did not timely file with the SEC and the Canadian Securities Administrators ("CSA") certain periodic reports required by SEC and CSA rules and regulations. As discussed elsewhere in this Annual Report on Form 10-K, we will require substantial time to identify, incent and hire qualified personnel to augment our financial team. We cannot give any assurances as to whether we will be able to complete and file our future periodic reports with the SEC and CSA within the timeframes required by SEC and CSA rules and regulations. The CSA may issue management cease trade orders and undertakings that restrict us and our senior officers from trading our securities if we fail to file our annual and quarterly periodic reports in a timely manner with the CSA in the future.

We failed to file with the SEC a registration statement relating to securities issued under our 2006 Equity Inventive Plan. As a result, we may have engaged in multiple issuances of duly authorized but unregistered securities and we may be subject to enforcement proceedings, fines, sanctions and/or penalties.

During the preparation of the Annual Report on Form 10-K for the year ended December 31, 2008 in March 2010, it came to our attention that between March 2007 and March 2010, we inadvertently issued 257,679 shares having a total fair market value of approximately $3.9 million, to fifty-two employees and directors pursuant to our 2006 Equity Incentive Plan without an appropriate restrictive legend and that a registration statement on Form S-8 or other appropriate form had not been filed and the issuances were not made pursuant to a valid exemption from the applicable federal and state securities laws. Accordingly, it may be determined that such issuances were not exempt from registration or qualification under federal and state securities laws, and we did not obtain the required registrations or qualifications. As a result, we may be subject to civil litigation, enforcement proceedings, fines, sanctions and/or penalties. Our common shares, including those issued under the 2006 Equity Incentive Plan, were exchanged for new common shares in connection with our emergence from bankruptcy pursuant to the exemption from registration under Section 1145 of the Bankruptcy Code and are now freely tradable by holders who are not deemed to be underwriters.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The principal owned and leased properties of the Company and its subsidiaries are listed in the table below.

Location	Principal Use	Current Segment (a)	Approximate Square Feet	Owned/Leased
Bedford, Massachusetts, USA	Manufacturing, R&D, Marketing, Sales and Administrative	1,2,4	147,000	Leased; expires in 2013
Rugby, United Kingdom	Manufacturing, R&D, Marketing, Sales and Administrative	1	40,500	Leased; expires in 2019
Poole, United Kingdom	Manufacturing, R&D, Marketing, Sales and Administrative	1	51,000	Building owned; land leased through 2078
Orlando, Florida, USA	Manufacturing, R&D, Marketing, Sales and Administrative	3	80,000	Owned
East Setauket, New York, USA(b)	Manufacturing, R&D, Marketing, Sales and Administrative	3	65,000	Leased; expires in 2012
Mukilteo, Washington, USA	Manufacturing, R&D, Marketing, Sales and Administrative	3	63,000	Owned
Suzhou, People's Republic of China	Manufacturing, R&D, Marketing, Sales and Administrative	1	55,000	Leased; expires in 2011
Santa Clara, California, USA	Manufacturing, R&D, Marketing, Sales and Administrative	3	44,328	Leased; expires in 2013
Lexington, Massachusetts, USA	Manufacturing, R&D, Marketing, Sales and Administrative	3	33,339	Leased; expires in 2016
Ludwigsburg, Germany	Manufacturing, R&D, Marketing, Sales and Administrative	3	22,500	Leased; expires in 2013
Chatsworth, California, USA	Manufacturing, R&D, Marketing, Sales and Administrative	3	22,000	Owned
Taunton, United Kingdom	Manufacturing, R&D, Marketing and Sales	1	19,000	Leased; expires in 2017
Mumbai, India(c)	Service, Sales and Administrative	3	16,769	Owned
Oxnard, California, USA	Manufacturing, Sales and Administrative	3	14,000	Leased; expires in 2014

(a) The facilities house product lines that belong to the following segments:

1 — Precision Technology Segment

2 — Semiconductor Systems Segment
3 — Excel Segment
4 — Corporate

(b) Pursuant to a Payment-in-Lieu-of-Tax Agreement with the Town of Brookhaven Industrial Development Agency, title to the East Setauket, New York property is held in the name of the town. We lease the property pursuant to a lease agreement with the town. Upon expiration of the lease agreement at the end of November, 2012 (or earlier if the agreement is terminated according to its terms), we are obligated to purchase and the town, subject to our compliance with the agreement, is obligated to sell the property for a nominal fee.

(c) The land related to the property in Mumbai is leased from the Maharashtra Industrial Development Corporation for 95 years from construction and was included in the acquisition of the building purchased at auction in January 2006. The transfer of the lease to the Company is in process.

On July 23, 2010, in connection with our emergence from bankruptcy proceedings, we entered into mortgages for our Orlando, Florida, Los Angeles, California, and Mukilteo, Washington properties as well as our interest in the East Setauket, New York property.

Additional research and development, sales, service and logistics sites are located in California, Colorado, Germany, France, Italy, Japan, Korea, Taiwan, China, Malaysia and Sri Lanka. These additional offices are in leased facilities occupying approximately 71,000 square feet in the aggregate.

A portion of our leased facilities in Bedford, Massachusetts and East Setauket, New York and our owned facilities in Orlando, Florida and Mumbai, India are currently underutilized. We lease a 29,000 square foot building in Munich, Germany. However, as a result of prior year restructuring activities, this building had more space than we needed in this location and the space was ultimately abandoned. We continue to pay for this space in Munich until the expiration of the lease in 2013. We also lease 13,000 square feet of space in Novi, Michigan. However, as a result of a 2008 restructuring activity, this space was abandoned, and is being sublet. We continue to pay for this space in Novi until the expiration of the lease in 2012.

As of December 31, 2010 and 2009, we were productively utilizing substantially all of the space in our facilities, except for space identified above as underutilized, unoccupied, or as subleased to third parties.

Item 3. *Legal Proceedings*

On December 12, 2008, in connection with the delayed filing of its results for the quarter ended September 26, 2008, and the announcement of a review of revenue transactions, a putative shareholder class action alleging federal securities violations was filed in the United States District Court for the District of Massachusetts ("U.S. District Court") against us, a former officer and a then-current officer and director. The complaint alleged that the Company and the individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and sought recovery of damages in an unspecified amount. In May 2010, the parties reached an agreement in principle to settle the litigation. The settlement covered purchasers of the common stock of the Company between February 27, 2007 and June 30, 2009. On February 22, 2011, the U.S. District Court entered an order granting final approval of the settlement in the putative shareholder class action. The Company's contribution to the settlement amount was limited to the Company's self-insured retention under its directors and officers liability insurance policy.

The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon its financial condition or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon its financial condition or results of operations.

Chapter 11 Cases

On November 20, 2009, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for Delaware (the "Bankruptcy Court") (the "Chapter 11 Cases"). On May 27, 2010, the Bankruptcy Court entered an order confirming and approving the Final Chapter 11 Plan for the Debtors and the Plan Documents (as defined in the Final Chapter 11 Plan). On July 23, 2010, the Debtors consummated their reorganization through a series of transactions contemplated by the Final Chapter 11 Plan, and the Final Chapter 11 Plan became effective pursuant to its terms. Certain claims under the Final Chapter 11 Plan remain subject to final resolution. See Note 14 to Consolidated Financial Statements for additional information on claims and Note 2 to Consolidated Financial Statements for additional information on the Chapter 11 Cases.

SEC Investigation

On May 14, 2009, the SEC notified the Company that it was conducting a formal investigation relating to its historical accounting practices and the restatement of its historical consolidated financial statements. On September 16, 2010, the Company received a "Wells Notice" from the SEC, stating that the Staff is considering recommending that the Commission institute a civil injunctive action or administrative proceeding against the Company, alleging that the Company violated various provisions of the Securities Act and the Securities Exchange Act. In connection with the contemplated action, the SEC may seek a permanent injunction or cease-and-desist order, disgorgement, prejudgment interest and the imposition of a civil penalty. The Company continues to cooperate fully with the SEC's investigation and is currently in settlement discussions with the SEC.

Item 4. ***[Removed and Reserved]***

PART II

Item 5. ***Market for Registrant's Common Shares, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Since February 14, 2011, the Company's common shares, no par value, have traded on The NASDAQ Global Select Market under the trading symbol "GSIG". From December 29, 2010 to January 27, 2011, the Company's common shares, no par value, were quoted on the OTC Markets Group, Inc. under the trading symbol "LASRD.PK". Thereafter, until February 14, 2011, the Company's trading symbol reverted to "LASR.PK". The Company's common shares, no par value, had been quoted on the OTC Markets Group, Inc. under the trading symbol "LASR.PK" since July 23, 2010. From November 20, 2009 through July 23, 2010, the Company's common shares were quoted on the OTC Markets Group, Inc. under the trading symbol "GSIGQ". From November 5, 2009 through November 19, 2009, the Company's common shares were quoted on the OTC Markets Group, Inc. under the trading symbol "GSIG". From January 1, 2009 through November 4, 2009, the Company's common shares traded on The NASDAQ Global Select Market under the trading symbol "GSIG". The following table sets forth the high and low sale prices during the periods indicated. All amounts have been adjusted to reflect the reverse stock split.

	2010		2009	
	High	Low	High	Low
First Quarter	$ 6.24	$2.37	$3.54	$1.53
Second Quarter	9.00	6.18	4.14	1.77
Third Quarter	7.56	6.21	2.79	1.56
Fourth Quarter	10.60	7.44	2.91	1.80

Stock Split

On December 29, 2010, the Company effected a one-for-three reverse stock split. All share data and per share amounts in this Annual Report on Form 10-K have been retroactively adjusted to reflect the reverse stock split.

Holders

As of the close of business on February 28, 2011, there were approximately 37 holders of record of the Company's common shares. Since many of the common shares are registered in "nominee" or "street" names, the Company believes that the total number of beneficial owners is considerably higher.

Dividend Policy

The Company has never declared or paid cash dividends on its common shares. The Company currently intends to retain any current and future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchaser

None.

Performance Graph

The following graph compares the cumulative total return to stockholders for the Company's common shares for the period from December 31, 2005 through December 31, 2010 with the NASDAQ Composite Index and the Philadelphia Semiconductor Sector Index. The comparison assumes an investment of $100 is made on December 31, 2005 in the Company's common shares and in each of the indices and in the case of the indices it also assumes reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.


Comparison of 5-Year Cumulative Total Return Among GSI Group Inc., NASDAQ Composite Index and Philadelphia Semiconductor Index
Dollars
140
120
100
80
60
40
20
-
2005
2006
2007
2008
2009
2010
GSI Group Inc.
NASDAQ Composite Index
PHLX Semiconductor Sector Index

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
GSI Group Inc.	$100.00	$ 89.23	$ 85.08	$ 5.25	$ 8.01	$ 32.47
NASDAQ Composite Index	$100.00	$109.52	$120.27	$71.51	$102.89	$120.29
PHLX Semiconductor Sector Index	$100.00	$ 97.40	$ 85.10	$44.25	$ 75.06	$ 85.89

Item 6. *Selected Financial Data*

The data for the consolidated balance sheet as of December 31, 2006 was previously restated to reflect the impact of the adjustments from the Company's restatement of its previously issued financial statements as reported in its Annual Report on Form 10-K for the year-ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended September 26, 2008, but such restated data have not been audited and is derived from the books and records of the Company. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in Item 8 of this Annual Report on Form 10-K to fully understand factors that may affect the comparability of the information presented below. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements.

On November 20, 2009, the Company, along with two of its subsidiaries, voluntarily filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. Under the Bankruptcy Code, the Company's status as a bankruptcy debtor automatically accelerated the payment of all of the Company's debt, including the debt arising under the 2008 Senior Notes. Accordingly, the Company classified this debt as current as of December 31, 2008 and has classified the debt as part of liabilities subject to compromise as of December 31, 2009. On July 23, 2010, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Final Chapter 11 Plan. Upon the Company's emergence from bankruptcy, the Company consummated a series of transactions that reduced its outstanding debt from $210.0 million to $107.0 million. On July 23, 2010, the Company issued $107.0 million in aggregate principal amount of New Notes, which mature on July 23, 2014. Accordingly, such debt is classified as long-term as of December 31, 2010. All other liabilities previously subject to compromise have been paid or were reinstated to the appropriate liability classification in the consolidated balance sheet.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Condensed Consolidated Statements of Operations:					
Sales	$383,516	$254,388	$ 288,468	$291,081	$259,030
Gross profit	166,401	98,546	97,618	113,133	102,398
Operating expenses:					
Research and development and engineering	29,857	28,254	33,449	29,861	30,130
Selling, general and administrative	74,880	60,422	65,904	59,545	62,893
Amortization of purchased intangible assets	4,436	5,805	5,714	2,213	2,131
Impairment of goodwill, intangible assets and other long-lived assets	—	1,045	215,051	—	—
Acquisition related in-process research and development charge	—	—	12,142	—	—
Restructuring, restatement related costs and other	2,592	16,291	10,485	6,655	—
Pre-petition and post-emergence professional fees	727	6,966	—	—	—
Total operating expenses	112,492	118,783	342,745	98,274	95,154
Income (loss) from operations	53,909	(20,237)	(245,127)	14,859	7,244
Interest income (expense), foreign exchange transaction gains (losses) and other income (expense), net	(17,653)	(28,067)	(6,694)	7,313	2,526
Income (loss) from continuing operations before reorganization items and income taxes	36,256	(48,304)	(251,821)	22,172	9,770
Reorganization items	(26,156)	(23,606)	—	—	—
Income (loss) from continuing operations before income taxes	10,100	(71,910)	(251,821)	22,172	9,770
Income tax provision (benefit)	10,739	(773)	(39,032)	7,484	2,914
Income (loss) from continuing operations	(639)	(71,137)	(212,789)	14,688	6,856
Income (loss) from discontinued operations, net of tax	—	(132)	270	467	645
Gain on disposal of discontinued operations, net of tax	—	—	8,732	—	—
Consolidated net income (loss)	(639)	(71,269)	(203,787)	15,155	7,501
Less: Net income attributable to noncontrolling interest	(48)	(61)	(60)	—	—
Net income (loss) attributable to GSI Group Inc	$ (687)	$ (71,330)	$(203,847)	$ 15,155	$ 7,501
Income (loss) from continuing operations attributable to GSI Group Inc. per common share:					
Basic	$ (0.03)	$ (4.47)	$ (14.81)	$ 1.04	$ 0.49
Diluted	$ (0.03)	$ (4.47)	$ (14.81)	$ 1.04	$ 0.48
Income (loss) from discontinued operations attributable to GSI Group Inc. per common share:					
Basic	$ —	$ (0.01)	$ 0.63	$ 0.03	$ 0.05
Diluted	$ —	$ (0.01)	$ 0.63	$ 0.03	$ 0.05
Net income (loss) attributable to GSI Group Inc. per common share:					
Basic	$ (0.03)	$ (4.48)	$ (14.18)	$ 1.07	$ 0.54
Diluted	$ (0.03)	$ (4.48)	$ (14.18)	$ 1.07	$ 0.53
Weighted average common shares outstanding—basic	23,703	15,916	14,375	14,121	13,965
Weighted average common shares outstanding—diluted	23,703	15,916	14,375	14,215	14,084

	December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		(Unaudited)
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 56,781	$ 63,328	$ 69,001	$172,387	$136,501
Total assets	367,167	414,670	520,317	507,645	464,143
Deferred revenue, current and long-term	15,408	55,755	84,225	101,563	80,283
Debt, current	—	—	185,115	—	—
Debt, long-term	107,575	—	—	—	—
Liabilities subject to compromise(1)	—	220,560	—	—	—
Long-term liabilities, excluding deferred revenue and debt	21,250	20,739	44,964	20,262	25,734
Total stockholders' equity	178,678	84,311	152,897	345,678	317,676

(1) Includes $210.0 million related to obligations due under the 2008 Senior Notes. Refer to Note 2 to Consolidated Financial Statements for further discussion.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes included in Item 8 of this Annual Report on Form 10-K. The MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, but are not limited to, anticipated financial performance; our ability to continue as a going concern; expected liquidity and capitalization; drivers of revenue growth; management's plans and objectives for future operations, expenditures and product development and investments in research and development; business prospects; potential of future product releases; anticipated sales performance; industry trends; market conditions; changes in accounting principles and changes in actual or assumed tax liabilities; expectations regarding tax exposure; anticipated reinvestment of future earnings; anticipated expenditures in regard to the Company's benefit plans; future acquisitions and dispositions and anticipated benefits from prior acquisitions; anticipated outcomes of the SEC investigation and legal proceedings and litigation matters; and anticipated use of currency hedges. These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in Item 1A of this Annual Report on Form 10-K and elsewhere in this Annual Report on Form 10-K. In this Annual Report on Form 10-K, the words "anticipates," "believes," "expects," "intends," "future," "could," "estimates," "plans," "would," "should," "potential," "continues" and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward-looking statements See also "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this Annual Report on Form 10-K. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Management and the Company disclaim any obligation to publicly update or revise any such statement to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

Accounting Period

Our interim financial statements are prepared on a quarterly basis ending on the Friday closest to the end of the calendar quarter, with the exception of the fourth quarter which always ends on December 31st.

Business Overview

We design, develop, manufacture and sell precision motion control devices and associated precision technologies, photonics-based solutions (consisting of lasers, laser systems and electro-optical components) and semiconductor systems. Our customers incorporate our technology into their products or manufacturing processes for a wide range of applications in a variety of markets, including: industrial, scientific, electronics, semiconductor, medical and aerospace. Our products enable customers to make advances in materials and processing technology and to meet extremely precise manufacturing specifications.

Our products are grouped into three segments: Precision Technology, Semiconductor Systems and Excel. We strive to create shareholder value through:

- Driving profitable organic sales growth through our participation in attractive end markets;
- Delivering a continual stream of successful new product launches incorporating differentiated technology;
- Generating high levels of cash flow from operations;

- Broadening our product and service offerings through the acquisition of innovative and complementary technologies and solutions; and
- Attracting, retaining and developing talented and motivated employees.

GSI Group Inc. was founded and initially incorporated in Massachusetts in 1968 as General Scanning, Inc. ("General Scanning"). General Scanning developed, manufactured and sold components and subsystems used for high-speed micro positioning of laser beams. In 1999, General Scanning merged with Lumonics Inc., a Canadian company that developed, manufactured and sold laser-based, advanced manufacturing systems for electronics, semiconductor, and general industrial applications. The post-merger entity, GSI Lumonics Inc., continued under the laws of the Province of New Brunswick, Canada. In 2005, we changed our name to GSI Group Inc.

We group our business units, also known as product lines, into three segments: Precision Technology, Semiconductor Systems, and Excel. Our Precision Technology segment primarily sells components to original equipment manufacturers ("OEM"s), who then integrate products of our Precision Technology segment into application specific products or systems. Our Precision Technology segment's OEM products include those based on its core competencies in laser, precision motion and motion control technology. Our Semiconductor Systems segment designs, develops and sells production systems that process semiconductor wafers using laser beams and high precision motion technology. Our Semiconductor Systems segment sells manufacturing systems to integrated device manufacturers and wafer processors. Our Excel segment designs, manufactures and markets photonics-based solutions consisting of lasers, laser-based systems, precision motion devices and electro-optical components, primarily for industrial and scientific applications. Our Excel segment primarily sells components to OEMs, who then integrate the Excel segment's products into application specific products or systems. Upon the completion of a review of our reporting structure by our new Chief Executive Officer, we may change the composition of our segments in the future.

Strategy

We strive to expand our presence in the markets we serve both through profitable organic growth and strategic acquisitions. This strategy led to our acquisition of Excel in the third quarter of 2008. The acquisition of Excel represented a major step in our effort to penetrate attractive markets that depend on photonics-based solutions. The acquisition also allowed our Precision Technology segment to expand our presence in several markets that it serves. During 2008 and 2009, we undertook steps to integrate parts of Excel's business with those of our legacy business. As a result of the bankruptcy filing in November 2009, further integration of the two businesses was delayed. We expect to have additional opportunities to integrate the two businesses in the future but our primary focus in the near term will be on the continued development and introduction of new products, increasing our presence in markets we currently serve and identifying new market opportunities for new and existing products. In addition, we may explore potential divestments of non-strategic businesses.

Significant Events

The following significant events occurred through the filing of this Annual Report on Form 10-K:

1. Chapter 11 Bankruptcy—On November 20, 2009 (the "Petition Date"), our holding company and two of our wholly-owned subsidiaries, GSI Group Corporation and MES International, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Following the Petition Date, the Debtors continued to operate their businesses as debtors-in-possession. On May 27, 2010, the United States Bankruptcy Court entered an order confirming and approving the Final Chapter 11 Plan for the Debtors and on July 23, 2010, the Debtors emerged from bankruptcy. In addition, upon our emergence from Chapter 11 restructuring on July 23, 2010, our Board of Directors was reconstituted. Refer to Part I, Item 1—Business and Notes 1, 2, 8, and 14 to Consolidated Financial Statements included under Part II, Item 8 of this Annual Report on Form 10-K for additional information regarding the Chapter 11 Cases.

2. Rights Offering—Our 2008 Senior Notes were restructured in the Chapter 11 bankruptcy proceedings. On July 23, 2010, we emerged from bankruptcy and consummated the rights offering (the "Rights Offering") contemplated under the Final Chapter 11 Plan. We raised approximately $64.9 million in cash proceeds in the Rights Offering which were used to pay down a portion of the obligations due with respect to the 2008 Senior Notes. The remaining obligations due with respect to the 2008 Senior Notes for unpaid principal and accrued interest were satisfied through the issuance of new common shares, cash payments and the issuance of $107.0 million of New Notes which mature in July 2014.
3. Reorganization Items—Reorganization items represent amounts that are recorded in our consolidated financial statements as a result of the bankruptcy proceedings. During 2010 and 2009, we recorded charges of $26.2 million and $23.6 million, respectively, related to our reorganization.
4. Deferred Revenue—During 2010 and 2009, we recognized revenue of $45.7 million and $30.4 million, respectively, related to orders placed by customers prior to 2009 that had been previously deferred due to undelivered elements or unresolved commitments.
5. Appointment of CEO and CFO—Following our emergence from bankruptcy, our Board of Directors commenced a search for a permanent Chief Executive Officer which culminated in the appointment of John Roush as Chief Executive Officer effective December 14, 2010. Following Mr. Roush's appointment, we announced in February 2011 the hiring of a permanent Chief Financial Officer, Robert Buckley. Mr. Buckley will assume the role of our CFO shortly after the filing of this Annual Report on Form 10-K.
6. Reverse Stock Split and Listing on NASDAQ—On December 29, 2010, we announced that the 1 for 3 reverse stock split previously approved by our Board of Directors and shareholders became effective and that we had filed an application to list our common shares on The NASDAQ Stock Market LLC. Our common shares began trading on The NASDAQ Global Select Market on February 14, 2011.
7. Settlement of Class Action—On February 22, 2011, the United States District Court for the District of Massachusetts entered an order granting final approval of the previously announced settlement in a putative shareholder class action that was filed on December 12, 2008 following our announcement that previously issued financial statements for 2008 would be restated as a result of errors identified in the timing of revenue recognized in connection with sales to customers in our Semiconductor Systems segment. See Note 14 to Consolidated Financial Statements for additional information regarding the settlement.

Overview of Financial Results

As a result of the significant events discussed above, our financial results in 2010 and 2009 differ significantly from each other and from those in prior years. In 2010, we reported a net loss of $0.7 million, compared to a net loss of $71.3 million in 2009. Our 2010 operating results included $29.5 million of non-recurring charges comprised of $26.2 million of net reorganization items, $2.6 million of restructuring, restatement related costs and other charges, and $0.7 million of post-emergence professional fees subsequent to our emergence from bankruptcy on July 23, 2010. Our 2009 operating results included $47.9 million of non-recurring charges comprised of $23.6 million of net reorganization items, $16.3 million of restructuring, restatement related costs and other charges, $7.0 million of pre-petition professional fees related to the debt restructuring analysis, and $1.0 million relating to the impairment of our goodwill and intangible assets.

Our financial results for 2010 improved significantly compared to 2009, which reflected the adverse impact that the world-wide economic downturn had on demand for our products beginning in the latter half of 2008, which was one of the worst economic downturns in recent history. The reduced demand for our products significantly contributed to the $71.3 million loss we reported for 2009. Our sales began to recover somewhat in the latter part of 2009, and began to grow in 2010. Included in our results for 2010 was the recognition of $45.7 million in the first quarter related to orders placed by customers prior to 2009 that had been previously deferred due to undelivered elements or unresolved commitments. The specific components of our results for 2010 and 2009 are further discussed below.

Results of Operations

The following table sets forth our results of operations as a percentage of sales for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
Sales	100.0%	100.0%	100.0%
Cost of goods sold	56.6	61.3	66.2
Gross profit	43.4	38.7	33.8
Operating expenses:			
Research and development and engineering	7.8	11.1	11.6
Selling, general and administrative	19.5	23.7	22.8
Amortization of purchased intangible assets	1.2	2.3	2.0
Impairment of goodwill, intangible assets and other long-lived assets	—	0.4	74.5
Acquisition related in-process research and development charge	—	—	4.2
Restructuring, restatement related costs and other	0.7	6.5	3.7
Pre-petition and post-emergence professional fees	0.2	2.7	—
Total operating expenses	29.4	46.7	118.8
Income (loss) from operations	14:0	(8.0)	(85.0)
Interest income	—	0.1	1.1
Interest expense	(5.2)	(10.9)	(3.6)
Foreign exchange transaction gains (losses)	0.1	(0.3)	0.4
Other income (expense), net	0.5	0.1	(0.2)
Income (loss) from continuing operations before reorganization items and income taxes	9.4	(19.0)	(87.3)
Reorganization items	(6.8)	(9.3)	—
Income (loss) from continuing operations before income taxes	2.6	(28.3)	(87.3)
Income tax provision (benefit)	2.8	(0.3)	(13.5)
Loss from continuing operations	(0.2)	(28.0)	(73.8)
Income (loss) from discontinued operations, net of tax	—	—	—
Gain on disposal of discontinued operations, net of tax	—	—	3.1
Consolidated net loss	(0.2)	(28.0)	(70.7)
Less: Net income attributable to non-controlling interest	—	—	—
Net loss attributable to GSI Group Inc.	(0.2)%	(28.0)%	(70.7)%

Years Ended December 31, 2010 and 2009

Sales

The following table sets forth sales by business segment for 2010 and 2009 in dollars (dollars in thousands) and percentage change:

	2010	2009	Increase (Decrease)	Percentage Change
Precision Technology	$128,220	$ 79,456	$ 48,764	61.4%
Semiconductor Systems	81,283	49,669	31,614	63.6%
Excel	183,384	129,964	53,420	41.1%
Intersegment sales eliminations(1)	(9,371)	(4,701)	(4,670)	99.3%
Total	$383,516	$254,388	$129,128	50.8%

(1) Sales of the Precision Technology segment's products to the Excel and Semiconductor Systems segments and sales of the Excel segment's products to the Precision Technology and Semiconductor Systems segments.

During 2010, Precision Technology segment sales increased by $48.8 million, or 61.4%, from $79.5 million in 2009 to $128.2 million in 2010. Sales increased in 2010 as compared to 2009 across all product lines that comprise the Precision Technology segment, primarily due to higher demand from OEM and other customers, who in turn experienced increases in demand for their products due to an improving world economy. Our results for 2009, particularly the first half of the year, reflected periods of particularly weak demand for our products due to the tight credit conditions and low levels of personal consumption and capital investment that existed at that time. The increase in sales, from 2009 to 2010, was primarily driven by recoveries in our drilling components business, which serves a variety of consumer industries including electronics and automobiles and our encoder technologies, which serve a variety of industries including motion control, semiconductor, electronics, medical equipment and data storage.

Semiconductor Systems segment sales transactions are generally multiple element arrangements that are accounted for in accordance with the provisions of Accounting Standards Codification ("ASC") 605-25, "Multiple Element Arrangements". Due to the multiple element nature and timing of customer acceptance of Semiconductor Systems segment sales transactions, sales in any given period may not correspond to shipments made during that period and may not be indicative of future results. During 2010, Semiconductor Systems segment sales increased by $31.6 million, or 63.6%, from $49.7 million in 2009 to $81.3 million in 2010. The increase in Semiconductor Systems sales was due to higher sales of wafer marking equipment and equipment upgrades to customers, whose level of capital expenditures began rebounding in 2010 from historically low levels in previous years due to the turmoil in the world economy, especially for capital goods and electronic products. The increase in sales was also attributable to the recognition of $45.7 million of revenue during 2010 as compared to $30.4 million during 2009, that had been deferred from orders placed by customers prior to 2009, but had not been recognized in the period in which shipments occurred due to previously undelivered elements or unresolved commitments. The revenue related to these orders was recognized once the final deliverables or commitments were resolved. We expect to recognize the remaining $0.4 million of revenue related to these orders in 2011.

Excel segment sales increased by $53.4 million, or 41.1%, from $130.0 million in 2009 to $183.4 million in 2010. The increase in sales was primarily attributable to the improving economy, which resulted in a rebound in sales among many of the product lines during 2010 as compared to 2009. The growth was primarily attributable to our scanners and lasers product lines, which continued to rebound with the improving economy and demand for capital goods and electronic products. Growth and demand was particularly strong for our sealed CO_2 lasers and electro-optics technologies, which are found in cutting and engraving machines, laser marking systems, and custom laser processing tools in virtually every industrial marketplace. Growth and demand was also strong in our optical scanning devices, including galvanometer technology which has allowed us to introduce products that have raised the bar for accuracy, speed, performance and reliability in scientific and OEM optical scanning solutions.

Gross Profit

The following table sets forth gross profit and gross profit percentage, by business segments for 2010 and 2009 (dollars in thousands):

	2010	2009
Gross profit:		
Precision Technology	$ 59,140	$31,267
Semiconductor Systems	31,790	16,157
Excel	80,135	53,041
Intersegment sales eliminations and other	(4,664)	(1,919)
Total	$166,401	$98,546
Gross profit percentages:		
Precision Technology	46.1%	39.4%
Semiconductor Systems	39.1%	32.5%
Excel	43.7%	40.8%
Intersegment sales eliminations and other	49.8%	40.8%
Total	43.4%	38.7%

Gross profit as a percentage of sales can be influenced by a number of factors including product mix, pricing, volume, costs for raw materials and outsourced manufacturing, headcount, warranty costs and charges related to excess and obsolete inventory, at any particular time.

The Precision Technology segment's gross profit increased by $27.9 million, or 89.1%, from $31.3 million in 2009 to $59.1 million in 2010. The Precision Technology segment's gross profit margin in 2010 was 46.1%, compared with 39.4% in 2009, an increase of 6.7 percentage points. Our gross margin, in terms of dollars and percentage of sales, improved due to volume growth and the higher capacity utilization resulting from the increased demand for our products, particularly in our drilling and encoder product lines. Our increase in gross profit margin was partially offset by increases in excess and obsolete inventory and warranty provisions.

The Semiconductor System segment's gross profit increased by $15.6 million, or 96.8%, from $16.2 million in 2009 to $31.8 million in 2010. Semiconductor Systems segment's gross profit margin in 2010 was 39.1%, an improvement of 6.6 percentage points over 2009. The increase in the Semiconductor Systems segment gross profit margin was attributable to higher capacity utilization and absorption and a favorable product mix. Sales in 2010 had a higher proportion of sales attributable to wafer marking equipment and equipment upgrades, which generally have higher margins than the segment's other products. Gross margin of $20.0 million in 2010 and $16.4 million in 2009 resulted from the recognition of $45.7 million of revenue during 2010 as compared to $30.4 million during 2009, that had been deferred from orders placed by customers prior to 2009, but had not been recognized in the period in which shipments occurred due to previously undelivered elements or unresolved commitments. The revenue related to these orders was recognized once the final deliverables or commitments were resolved. Our increase in gross profit margin was partially offset by increases in excess and obsolete inventory and warranty provisions.

The Excel segment's gross profit in 2010 was $80.1 million, compared with $53.0 million in 2009. The Excel segment's gross profit margin in 2010 was 43.7%, an improvement of 2.9 percentage points over 2009. The increase in gross profit and gross profit margin was primarily attributable to the increase in volume of sales as well as a change in product mix, partially offset by an increase in excess and obsolete inventory and warranty provisions.

Research and Development and Engineering Expenses

Research and development and engineering ("R&D") expenses are primarily comprised of labor and other employee-related expenses. R&D expenses were $29.9 million in 2010, representing 7.8% of sales, compared to

$28.3 million, or 11.1%, of sales in 2009. R&D expenses, in terms of total dollars, increased slightly due to engineering costs for the next generation wafer repair system in our Semiconductor Systems segment, and decreased as a percentage of sales due to the overall growth in sales during 2010.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include costs for sales and marketing, sales administration, finance, human resources, legal, information systems, facilities and executive management, and includes personnel related costs, commissions, advertising, legal, tax, accounting and other professional fees. SG&A expenses were $74.9 million in 2010, representing 19.5% of sales, compared to $60.4 million, or 23.7% of sales in 2009. SG&A expenses, in terms of total dollars, increased primarily as a result of an increase in overall sales, selling costs and commissions, and an increase in legal, financial and accounting related consulting and professional fees. Financial and accounting related consulting and professional fees increased due to our efforts to emerge from bankruptcy and to issue our 2009 quarterly and annual financial statements and our 2010 quarterly financial statements. We expect to incur consulting and professional fees in connection with the 2010 annual financial statements and the 2011 periodic reporting requirements. In addition, SG&A included a charge of $1.0 million during 2010 related to severance and stock compensation pursuant to a separation agreement related to the resignation of our former CEO.

Amortization of Purchased Intangible Assets

Amortization of intangible assets is discussed below in "Critical Accounting Policies and Estimates." Amortization of purchased intangible assets is charged to our Precision Technology and Excel segments. Amortization of purchased intangible assets, excluding the amortization for core technology that is included in cost of goods sold, was $4.4 million, or 1.2% of sales in 2010, compared to $5.8 million, or 2.3%, of sales in 2009. The decrease in 2010, in terms of both dollars and as a percentage of sales, was primarily related to certain intangible assets acquired as part of the Excel acquisition becoming fully amortized in the second half of 2009.

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets

The most recent annual goodwill and indefinite-lived intangible asset impairment test was performed as of the beginning of the second quarter of 2010, noting no impairment. Due to our bankruptcy filing in November 2009, we conducted an interim review as of December 31, 2009 to assess whether the carrying value of our goodwill, intangible assets and other long-lived assets was impaired. Based on our review and evaluation, we noted that the carrying value of certain assets exceeded their fair market value, which resulted in a $1.0 million charge to reduce the carrying amounts of goodwill and intangible assets.

Restructuring, Restatement Related Costs and Other

We recorded restructuring, restatement related costs and other expense of $2.6 million and $16.3 million in 2010 and 2009, respectively.

Restructuring Charges

In 2009, we determined that we would no longer recover sublease payments from a subtenant in a German location. As a result of revised sublease assumptions, we recorded restructuring charges of $0.4 million and $1.3 million during 2010 and 2009, respectively.

In 2009, we also initiated certain restructuring activities to consolidate our German sales and distribution operations for the Precision Technology segment located in Munich, Germany with those of Excel Technology Europe, located in Darmstadt, Germany. These consolidation activities were completed in 2009, at a total cost of $0.2 million.

During 2009, we recorded $0.8 million in additional restructuring costs related our 2008 UK restructuring plan, which moved operations from the UK to China.

Restatement Related Costs and Other

During the years ended December 31, 2010 and 2009, we incurred costs to third parties, including auditors, attorneys, forensic accountants, and other advisors, that relate to the restatement of our previously issued financial statements as reported in our Annual Report on Form 10-K for the year-ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended September 26, 2008, including the SEC investigation, certain shareholder actions and the internal FCPA investigation. These costs are charged to expense as incurred and are included in our restructuring and other charges for the respective periods in the accompanying consolidated statements of operations. The costs incurred were $2.2 million and $14.1 million in 2010 and 2009, respectively.

Pre-Petition and Post-Emergence Professional Fees

Pre-petition professional fees represent retention costs incurred during 2009 prior to the bankruptcy for financial and legal advisors to assist in the analysis of debt restructuring alternatives, as well as costs incurred by us of financial and legal advisors retained by the noteholders pursuant to certain binding agreements between the two parties. Pre-petition professional fees incurred in 2009 were $7.0 million, with no comparable amount in 2010. See Note 2 to Consolidated Financial Statements.

Post-emergence professional fees represent costs incurred subsequent to bankruptcy emergence for financial and legal advisors to assist with matters in finalizing the bankruptcy process. Post-emergence professional fees incurred during 2010 were $0.7 million, with no comparable amount in 2009.

Interest Income, Interest Expense, Foreign Exchange Transaction Gains (Losses) and Other Income (Expense), Net

	2010	2009	Increase (Decrease)	Percentage Change
Interest income	$ 87	$ 294	$ (207)	(70.4)%
Interest expense	(19,908)	(27,751)	7,843	(28.3)%
Foreign exchange transactions gains (losses)	328	(816)	1,144	(140.2)%
Other income (expense), net	1,840	206	1,634	793.2%
Total	$(17,653)	$(28,067)	$10,414	(37.1)%

Interest Income

Interest income was $0.1 million in 2010, as compared to $0.3 million in 2009. The decrease was primarily attributable to decreasing amounts of interest earned on our outstanding auction rate securities, which were being sold throughout 2009 and were completely sold by the second quarter of 2010.

Interest Expense

Interest expense was $19.9 million in 2010, as compared to $27.8 million in 2009. Approximately $4.5 million of the decrease in interest expense was attributable to the decrease in amortization of deferred financing costs. We wrote-off our debt discount and deferred financing costs related to the 2008 Senior Notes in the fourth quarter of 2009 and did not capitalize and begin amortizing our new financing fees related to the New Notes until we emerged from bankruptcy on July 23, 2010. Interest expense decreased an additional $4.1 million due to the reduction of our debt from $210.0 to $107.0 million as part of our emergence from bankruptcy. The reduction in debt was partially offset by higher interest rates on the New Notes. In addition, we are incurring additional reporting default non-cash PIK interest of 2% on the New Notes, which totaled $0.8 million in 2010.

Foreign Exchange Transaction Gains (Losses)

Foreign exchange currency transaction gains, net, were $0.3 million in 2010, compared to net losses of $0.8 million in 2009, due to the strengthening U.S. dollar against certain foreign currencies in 2010 as compared to 2009.

Other Income (Expense), Net

Other income (expense), net, was $1.8 million in 2010 as compared to $0.2 million in 2009. In 2010, we recognized a $1.0 million gain on the sale of our remaining our auction rate securities and $0.8 million in earnings on our equity investment. In 2009, we recognized a $2.4 million gain on the sale of a portion of our auction rate securities, $0.5 million in earnings on our equity investment, and $0.3 million of other items. These items were offset by a $3.0 million penalty that was accrued and payable to the holders of the 2008 Senior Notes. As a result of our bankruptcy, the penalty was subsequently reversed into income in the fourth quarter of 2009 and is reflected in the reorganization items line item in our consolidated statement of operations. See Notes 2 and 8 to Consolidated Financial Statements.

Reorganization Items

Reorganization items represent expense or income amounts that were recorded in the consolidated financial statements as a result of the bankruptcy proceedings. Reorganization items totaling $26.2 million were incurred during the year-ended December 31, 2010. Reorganization items totaling $23.6 million were incurred from the date of the bankruptcy filing through December 31, 2009. The reorganization items recorded in 2010 consisted of $21.4 million of professional fees and $4.8 million of other fees, which included a $4.2 million charge related to a fee paid by us to certain of the noteholders to ensure that at least $20 million of our common shares were issued in connection with our rights offering pursuant to a backstop commitment. The reorganization items recorded in 2009 consisted of $22.4 million, net, related to the elimination and write-off of certain amounts recognized in connection with our 2008 Senior Notes, including the elimination of the penalty amount discussed above, and $1.2 million of professional fees. See Note 2 to Consolidated Financial Statements.

Income Taxes

We recorded a tax expense of $10.7 million during the year ended December 31, 2010. The effective tax rate for 2010 was 106.3% of income before taxes, compared to an effective tax rate of (1.1%) of income before taxes for 2009. We are incorporated in Canada and therefore use the Canadian statutory rate. Our tax rate in 2010 differs from the Canadian statutory rate of 28.0% due to a $9.6 million charge for unfavorable permanent differences primarily related to non-deductible bankruptcy costs, a $0.9 million charge related to the expiration of net operating losses in Canada, and a $1.0 million increase in our liability for uncertain tax positions. The aforementioned charges were partially offset by benefits derived from a $0.2 million increase in research and development tax credits, a $0.3 million benefit related to interest income on previously filed income tax returns, a $3.8 million net decrease in valuation allowance and a $0.9 million benefit due to international tax rate differences.

Income from Discontinued Operations, Net of Tax

In 2009, we recorded a charge of $0.1 million related to an insurance premium adjustment for our discontinued U.S. Optics Business, with no corresponding amount in 2010.

Years Ended December 31, 2009 and 2008

Sales

The following table sets forth sales by business segment for 2009 and 2008 in dollars (dollars in thousands) and percentage change:

	2009	2008	Increase (Decrease)	Percentage Change
Precision Technology	$ 79,456	$138,684	$(59,228)	(42.7)%
Semiconductor Systems	49,669	88,342	(38,673)	(43.8)%
Excel	129,964	63,736	66,228	103.9%
Intersegment sales eliminations(1)	(4,701)	(2,294)	(2,407)	104.9%
Total	$254,388	$288,468	$(34,080)	(11.8)%

(1) Sales of the Precision Technology segment's products to the Excel and Semiconductor Systems segments and sales of the Excel segment's products to the Precision Technology and Semiconductor Systems segments.

During 2009, Precision Technology segment sales decreased by $59.2 million, or 42.7%, from $138.7 million in 2008 to $79.5 million in 2009. Sales decreased across all of the significant product lines that comprise the Precision Technology segment. However, the overall decrease in sales was primarily attributable to a decline in sales of Spindles, Lasers and Encoders during the first half of 2009. Worldwide demand for those products and in general weakened markedly in late 2008 as turmoil in world financial markets intensified, credit conditions tightened and business and consumer confidence plummeted. The weakness in demand continued during the first half of 2009 before starting to recover late in 2009.

Semiconductor Systems segment sales transactions are generally multiple element arrangements that are accounted for in accordance with the provisions of ASC 605-25, "Multiple Element Arrangements". Due to the multiple element nature and timing of customer acceptance of Semiconductor Systems segment sales transactions, sales in any given period may not correspond to shipments made during that period and may not be indicative of future results. During 2009, Semiconductor Systems segment sales decreased by $38.7 million, or 43.8%, from $88.3 million in 2008 to $49.7 million in 2009. The decrease in Semiconductor Systems sales was primarily attributable to the global slowdown in semiconductor manufacturing due to markedly weakened end-user demand for electronic products. The slowdown in demand for capital equipment by semiconductor manufacturers had a dramatic adverse effect on sales of our Semiconductor Systems segment beginning late in 2008 and continuing through late 2009. Sales for 2009 and 2008 of our Semiconductor Systems segment include the recognition of revenue that had been deferred from orders placed by customers prior to 2008, but had not been recognized in the period in which the order was received due to previously undelivered elements or unresolved commitments. The revenue related to these orders was recognized in 2009 and 2008 once the final deliverables or commitments were resolved. The deferred revenue included in our consolidated balance sheet at December 31, 2009 and December 31, 2008 is primarily related to our Semiconductor Systems segment. The total deferred revenue balance decreased by $28.4 million, or 33.7%, from $84.2 million at December 31, 2008 to $55.8 million at December 31, 2009. A significant portion of the deferred revenue balance at December 31, 2008 was recognized as revenue in the first half of 2009. We expect that a significant portion of the deferred revenue balance at December 31, 2009 will be recognized as revenue in 2010 after the final deliverables or commitments are resolved.

Excel segment sales increased by $66.2 million, or 103.9%, from $63.7 million in 2008 to $130.0 million in 2009. The Excel segment contributed sales of $63.7 million from the date of acquisition in August 2008 to December 31, 2008. The increase in our Excel segment sales reflects a full year of operations. The Excel segment was established following the acquisition of Excel in August 2008. Originally, the Excel segment was comprised solely of the operations of the then-newly acquired entity. In 2009, we changed the structure of our internal organization in a manner that caused the composition of our reportable segments to change. More specifically, certain portions of a specific product line within the Precision Technology segment were transferred to the Excel segment. Our reportable segment financial information has been restated to reflect the updated reportable segment structure for all periods presented.

Gross Profit

The following table sets forth gross profit and gross profit percentage, by business segments for 2009 and 2008 (dollars in thousands):

	2009	2008
Gross profit:		
Precision Technology	$31,267	$45,015
Semiconductor Systems	16,157	28,463
Excel	53,041	24,764
Intersegment sales eliminations and other	(1,919)	(624)
Total	$98,546	$97,618
Gross profit percentages:		
Precision Technology	39.4%	32.5%
Semiconductor Systems	32.5%	32.2%
Excel	40.8%	38.9%
Intersegment sales eliminations and other	40.8%	27.2%
Total	38.7%	33.8%

Gross profit as a percentage of sales can be influenced by a number of factors including product mix, pricing, volume, costs for raw materials and outsourced manufacturing, headcount, warranty costs and charges related to excess and obsolete inventory, at any particular time.

The Precision Technology segment's gross profit decreased by $13.7 million, or 30.5%, from $45.0 million in 2008 to $31.3 million in 2009. The decline of gross profit is primarily due to the $59.2 million decline in sales during the same period. The Precision Technology segment's gross profit margin in 2009 was 39.4% compared with 32.5% in 2008, an increase of 6.9 percentage points. The improvement in gross profit margin resulted from changes in the mix of product line sales, as the gross profit margins vary among the product lines that comprise this segment, and reductions in manufacturing overhead costs primarily due to personnel reductions. In 2009, Encoders and Thermal Printers accounted for a larger percentage of the Precision Technology segment's sales compared with 2008.

The Semiconductor System segment's gross profit decreased by $12.3 million, or 43.2%, from $28.5 million in 2008 to $16.2 million in 2009. The decrease in the Semiconductor Systems segment's gross profit was primarily due to the $38.7 million decrease in sales during the same period. Semiconductor Systems segment's gross profit margin in 2009 was 32.5%, an improvement of 0.3 percentage points over 2008. The improvement in gross profit margins is due to reductions in manufacturing overhead costs in 2009 compared with 2008, primarily due to personnel reductions and lower provisions for excess and obsolete inventory.

The Excel segment's gross profit in 2009 was $53.0 million compared with $24.8 million in 2008. Excel was acquired in August 2008 and thus is included in our 2008 operating results for approximately 4 months. The Excel segment's gross profit margin in 2009 was 40.8%, an improvement of 1.9 percentage points over 2008. The improvement in gross margin was primarily due to changes in the mix of product line sales towards product lines that have higher gross margins. Gross profit margins vary among the product lines that comprise the Excel segment.

Research and Development and Engineering Expenses

R&D expenses are primarily comprised of labor and other employee-related expenses. R&D expenses were $28.3 million in 2009, representing 11.1% of sales compared to $33.4 million, or 11.6%, of sales in 2008. R&D expenses, in terms of total dollars, decreased primarily as a result of our reduction in Semiconductor Systems segment headcount in connection with the restructuring activities discussed below. The reduction was partially offset by the full year impact of R&D costs associated with our acquisition of Excel in August 2008. We believe that the development and market introduction of new products and the enhancement of existing products are essential to our success. Accordingly, during 2009, we continued to invest in the development of new products across all three of our segments. We plan to continue to invest in R&D in all of our segments.

Selling, General and Administrative Expenses

SG&A expenses include costs for sales and marketing, sales administration, finance, human resources, legal, information systems, facilities and executive management, and includes personnel related costs, commissions, advertising, legal, tax, accounting and other professional fees. SG&A expenses were $60.4 million in 2009, representing 23.7% of sales, compared to $65.9 million, or 22.8% of sales in 2008. SG&A expenses, in total dollars terms, decreased primarily as a result of our 2008 reductions in headcount and associated payroll costs in connection with restructuring activities discussed below. This decrease was partially offset by the full year impact of costs associated with our acquisition of Excel in August 2008.

Amortization of Purchased Intangible Assets

Amortization of intangible assets is discussed below in "Critical Accounting Policies and Estimates." Amortization of purchased intangible assets is charged to our Precision Technology and Excel segments. Amortization of purchased intangible assets, excluding the amortization for core technology that is included in cost of goods sold, was $5.8 million, or 2.3% of sales in 2009, compared to $5.7 million, or 2.0%, of sales in 2008. The increase in 2009, in terms of dollars and as a percentage of sales, was primarily related to the amount of intangible assets acquired in connection with our acquisition of Excel in August 2008.

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets

As of December 31, 2009, we conducted a review to assess whether the carrying value of our goodwill, intangible assets and other long-lived assets was impaired. Based on our review, we noted that the carrying value of certain assets exceeded their fair market value. Additional information with respect to the manner in which we conducted our review is discussed below under "Critical Accounting Policies and Estimates." Based on our evaluation, we recorded a charge to reduce the carrying amounts of goodwill and intangible assets by an aggregate of $1.0 million.

As of December 31, 2008, we conducted a review to assess whether the carrying value of our goodwill, intangible assets and other long-lived assets was impaired. Based on our review, we noted that the carrying value of certain assets exceeded their fair market value. Additional information with respect to the manner in which we conducted our review is discussed below under "Critical Accounting Policies and Estimates." Based on our evaluation, we recorded a charge to reduce the carrying amounts of goodwill, intangible assets and other long-lived assets by an aggregate of $215.1 million.

Restructuring, Restatement Related Costs and Other

We recorded restructuring, restatement related costs and other expense of $16.3 million and $10.5 million in 2009 and 2008, respectively.

Restructuring Charges

In 2008, we reported charges of $3.6 million in connection with our closure of excess manufacturing operations in the United Kingdom, as those operations moved to China. We also accrued $4.7 million, including charges for duplicate facilities and staffing reductions, to consolidate certain of our operations within the United States into our new Bedford, Massachusetts facility. These 2008 charges were partially offset by reductions to the restructuring charge relating to the sale of inventory from a prior year's restructuring charge. During 2009, we recorded the remaining $0.8 million in restructuring costs related to the United Kingdom restructuring plan. It was comprised of $0.7 million of employee severance costs and $0.1 million for manufacturing transition costs.

In 2009, we determined that we would no longer recover sublease payments from the subtenant in a German location. Accordingly, the previous estimate of future sublease payments was revised. As a result, we recorded an additional restructuring charge of $1.3 million during 2009 related to the revised sublease assumptions.

In 2009, we also initiated certain restructuring activities to consolidate our German sales and distribution operations for the Precision Technology segment located in Munich, Germany with those of Excel Technology Europe, located in Darmstadt, Germany. These consolidation activities were completed in 2009, at a total cost of $0.2 million.

Restatement Related Costs and Other

During the years ended December 31, 2009 and 2008, we incurred costs to third parties, including auditors, attorneys, forensic accountants, and other advisors, that relate to the restatement of our previously issued financial statements as reported in our Annual Report on Form 10-K for the year-ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended September 26, 2008, including, the SEC investigation, certain shareholder actions and the internal FCPA investigation. These costs are charged to expense as incurred and are included in our restructuring and other charges for the respective periods in the accompanying consolidated statements of operations. The costs incurred were $14.1 million and $1.9 million in 2009 and 2008, respectively.

Pre-Petition Professional Fees

Pre-petition professional fees represent retention costs incurred during 2009 prior to the bankruptcy for financial and legal advisors to assist in the analysis of debt restructuring alternatives, as well as costs incurred by us of financial and legal advisors retained by the noteholders pursuant to certain binding agreements between the two parties. Pre-petition professional fees incurred in 2009 were $7.0 million. See Note 2 to Consolidated Financial Statements.

Acquisition Related In-Process Research and Development Charge

In connection with our acquisition of Excel in August 2008, we recorded a $12.1 million charge for acquisition related in-process research and development. The value assigned to in-process research and development was determined using an income approach by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and had no alternative future uses. Accordingly, we have expensed the value of this research and development at the acquisition date in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" (SFAS No. 141). The successful development of new products and product enhancements is subject to numerous risks and uncertainties, both known and unknown, including unanticipated delays, access to capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products and enhancements. Given the uncertainties inherent with product development and introduction, there can be no assurance that any of our product development efforts will be successful on a timely basis or within budget, if at all. The failure of the combined Company to develop new products and product enhancements on a timely basis or within budget could harm our results of operations and financial condition.

Interest Income, Interest Expense, Foreign Exchange Transaction Gains (Losses) and Other Income (Expense), Net

	2009	2008	Increase (Decrease)	Percentage Change
Interest income	$ 294	$ 3,310	$ (3,016)	(91.1)%
Interest expense	(27,751)	(10,387)	(17,364)	167.2%
Foreign exchange transactions gains (losses)	(816)	928	(1,744)	(187.9)%
Other income (expense), net	206	(545)	751	(137.8)%
Total	$(28,067)	$ (6,694)	$(21,373)	319.3%

Interest Income

Interest income was $0.3 million in 2009 as compared to $3.3 million in 2008. Interest income decreased due to lower cash and investment balances following our acquisition of Excel in August 2008.

Interest Expense

Interest expense was $27.8 million in 2009 as compared to $10.4 million in 2008. Cash-related interest expense increased to $23.1 million due to the full year impact of interest on our $210.0 million debt as compared to $8.5 million for 2008. In addition, full year impacts of non-cash interest expense charges related to the debt discount and financing costs totaled $4.7 million in 2009 as compared to $1.9 million for 2008.

Foreign Exchange Transaction Gains (Losses)

Foreign exchange currency transaction losses, net, were $0.8 million in 2009, compared to net gains of $0.9 million in 2008, due to the weaker U.S. dollar against many foreign currencies in 2009 as compared to 2008.

Other Income (Expense), Net

Other income (expense), net, was $0.2 million in 2009 as compared to $(0.5) million in 2008. In 2009, we recognized a $2.4 million gain on the sale of a portion of our auction rate securities, $0.5 million in earnings on our equity investment, and $0.3 million of other items. These items were offset by a $3.0 million penalty, payable to the holders of the 2008 Senior Notes, relating to our failure to maintain the effectiveness of the registration statement on Form S-3 that we filed in October 2008 covering the issuance of common shares underlying the detachable warrants that were issued to the holders of the 2008 Senior Notes. The corresponding penalty amount in 2008 was $0.8 million. As part of the bankruptcy filing and reorganization, the warrant penalty was subsequently reversed into income in the fourth quarter of 2009 and is reflected in the reorganization items line item in our consolidated statement of operations. See Notes 2 and 8 to Consolidated Financial Statements.

Reorganization Items

Reorganization items represent expense or income amounts that were recorded in the consolidated financial statements as a result of the bankruptcy proceedings. Reorganization items totaling $23.6 million were incurred from the date of the bankruptcy filing through December 31, 2009. The reorganization items consisted of $22.4 million, net, related to the elimination and write-off of certain amounts recognized in connection with our 2008 debt financing associated with the acquisition of Excel, including the elimination of the penalty amount discussed above, and $1.2 million of professional fees. See Note 2 to Consolidated Financial Statements.

Income Taxes

We recorded a tax benefit of $0.8 million during the 2009 fiscal year. The effective tax rate for 2009 was (1.1%) of income before taxes, compared to an effective tax rate of (15.5%) of income before taxes for 2008. We are incorporated in Canada and therefore use the Canadian statutory rate. Our tax rate in 2009 differs from the Canadian statutory rate of 31.5% due to a $1.3 million charge for unfavorable permanent differences, a $2.7 million charge related to the expiration of net operating losses in Canada, a $0.7 million increase in our liability for uncertain tax positions, $0.5 million charge related to the deferred tax on unremitted earnings, and a $22.5 million increase in the valuation allowance. The aforementioned charges were partially offset by benefits derived from a $0.2 million benefit from research and development tax credits, a $0.2 million benefit related to a settlement with the Canadian Revenue Agency, a $0.8 million benefit related to interest income on previously filed income tax returns, and a $2.9 million benefit due to international tax rate differences.

Income from Discontinued Operations, Net of Tax

On October 8, 2008, we completed the sale of our U.S. Optics Business, located in Moorpark, California, which was a part of our Precision Technology segment for proceeds of $21.6 million. The net gain of $8.7 million on the sale of the U.S. Optics Business is reported as Gain on Disposal of Discontinued Operations, net of tax, in our consolidated statement of operations for the year ended December 31, 2008. The operating results of this business have been reclassified and reported as income from discontinued operations in our consolidated statements of operations for fiscal years 2008, 2007 and 2006. In 2009 we recorded an additional charge of $0.1 million related to discontinued operations associated with an insurance premium adjustment.

Liquidity and Capital Resources

On November 20, 2009, our holding company, GSI Group Inc., and two of our wholly-owned United States subsidiaries, GSI Group Corporation and MES International, Inc., voluntarily filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. Under the Bankruptcy Code, our status as a bankruptcy debtor automatically accelerated the payment of the debt arising under the 2008 Senior Notes.

However, we emerged from bankruptcy on July 23, 2010 and, in connection therewith, completed a rights offering pursuant to which we sold common shares for cash proceeds of approximately $64.9 million. The proceeds from the Rights Offering, together with $10.0 million of cash on hand, were used to pay down $74.9 million of the $210.0 million principal obligations due with respect to the 2008 Senior Notes. The principal obligations on the 2008 Senior Notes were further reduced and settled through the issuance of common shares in exchange for $28.1 million of 2008 Senior Notes. In addition, upon emergence from bankruptcy, we used cash to pay all outstanding accrued interest on the 2008 Senior Notes which totaled $21.7 million.

The remaining $107.0 million obligation due with respect to the 2008 Senior Notes was satisfied through the issuance of the New Notes which mature in July 2014. Interest accrues on the New Notes at a rate of 12.25% per year and is payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2010. We may elect to pay the interest in cash, or, under certain conditions, by increasing the principal amount of the New Notes or issuing additional notes on the same terms and conditions as the existing New Notes ("PIK"). However, we are required to pay cash interest if our fixed charge coverage ratio is greater than 1.75 to 1.00. Furthermore, until we became current in our reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and until our common shares were listed on an Eligible Market (as defined in the New Indenture) on February 15, 2011, the rate of interest under the New Notes was increased by an additional 2% per annum, payable by PIK beginning August 15, 2010 through February 15, 2011. The interest rate on the New Notes may be increased upon certain defaults, as defined in the New Indenture. Interest PIK notes issued and PIK payments in lieu of cash payments accrue at a rate of 13%. If the New Notes remain outstanding until their scheduled maturity date in 2014, annual interest expense on the New Notes would be approximately $13.2 million per year from 2011 to 2013 and $7.4 million in 2014. Cash paid for interest on the New Notes was $4.2 million for the year ended December 31, 2010. The New Notes may be repaid at any time without penalty.

As a result of our emergence from bankruptcy, the associated restructuring of our debt obligations, and our current level of business activity, we believe we will have sufficient liquidity to fund our operations through at least the end of 2011. However, our ability to make payments on or to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future and have access to capital markets. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We or our affiliates may retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material and could have a material effect on the trading market for such debt and on our liquidity, cash flows and capital commitments and resources. We may need to refinance all or a portion of our indebtedness, including the New Notes on or before their maturity in 2014. Under the terms of the New Indenture, GSI US may obtain a working capital facility of up to $40 million with the consent of the noteholders, whose consent cannot be unreasonably withheld. To the extent the aggregate principal amount of the outstanding indebtedness under the working capital facility exceeds $20 million, or upon certain asset sales, GSIG or GSI US will be required to offer to use such excess working capital proceeds or excess net proceeds, as applicable, to make an offer to purchase a portion of the New Notes at 100% of the principal amount thereof. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Notes, on commercially reasonable terms or at all. See "Risks Relating to Our Common Shares and Our Capital Structure—To service our indebtedness and fund our operations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control" in Item 1A of this Annual Report on Form 10-K.

Although much of our business is conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us. Accordingly, our ability to make payments on our indebtedness and fund our operations may be dependent on the earnings and the distribution of funds from our subsidiaries. Local laws and regulations and/or the terms of the indenture governing the New Notes may restrict certain of our subsidiaries from paying dividends and otherwise transferring assets to us. We cannot assure you that applicable laws and regulations and/or the terms of the indenture will permit our subsidiaries to provide us with sufficient dividends, distributions or loans when necessary.

As a result of the non-timely filing of our Annual Reports on Form 10-K for the years ended December 31, 2008 and 2009 and our Quarterly Reports on Form 10-Q for the quarters ended September 26, 2008, April 3, 2009, July 3, 2009, October 2, 2009, April 2, 2010, July 2, 2010 and October 1, 2010 with the SEC, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until one year from December 13, 2010, the date the last delinquent filing was made. While we may use Form S-1 to raise capital or complete acquisitions, the use of Form S-1 could increase transaction costs and adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

Cash and cash equivalents totaled $56.8 million at December 31, 2010, compared to $63.3 million at December 31, 2009. The decrease in cash and cash equivalents is primarily related to costs associated with our emergence from bankruptcy, including payments on our 2008 Senior Notes totaling $21.7 million and $10.0 million for interest and principal, respectively, and $4.2 million of interest on our New Notes. In addition, we incurred $26.2 million of reorganization items for the year ended December 31, 2010, comprised of $21.4 million of professional fees, a $4.2 million backstop fee payment to certain holders of our 2008 Senior Notes in connection with the Rights Offering, and $0.6 million of other costs. The net decrease to cash was partially offset by increases in cash resulting from the sale of our remaining auction rate securities, which netted proceeds of $11.4 million during the year ended December 31, 2010. In addition, we experienced stronger cash flows as a result of the improving economy, increasing sales and improvements in collections among our segments.

Cash Flows for the Year Ended December 31, 2010 and December 31, 2009

Cash used in operations in 2010 was $4.7 million, compared to cash used in operations of $25.8 million in 2009, resulting in a net cash improvement of $21.1 million. The improvement in cash flow was primarily attributable to the following factors:

- In 2010, we recorded a net loss of $0.6 million, compared with net loss of $71.3 million in 2009, before non-cash adjustments to reconcile net loss to net cash from operating activities.
- Non-cash adjustments to reconcile net loss to cash flows from operations included the following items:
  - In 2009, we recorded non-cash reorganization items totaling $26.2 million, primarily attributable to the write-offs of the discount and deferred financing costs associated with the 2008 Senior Notes.
  - Other non-cash charges were $24.5 million in 2010 as compared to $27.2 million in 2009. The $2.7 million decrease in other non-cash charges was primarily due to a $3.7 million decrease in non-cash interest expense, a $1.7 million decrease in depreciation and amortization expense, a $1.0 million decrease in bad debt provisions, and a $0.2 million decrease in stock compensation. These reductions were primarily offset by a $3.9 million increase in inventory obsolescence provisions.
  - Non-cash changes in our deferred income taxes resulted in a cash increase of $5.6 million in 2010 as compared to a $1.4 million cash increase in 2009.
- Cash used in operations as a result of net changes in our operating assets and liabilities totaled $32.3 million in 2010, as compared to $7.7 million in 2009, resulting in a net cash decrease of $24.6 million. The decrease in cash is primarily attributable to the following items:
  - An increase in our accounts receivable balance due to sales growth totaled $7.7 million in 2010, compared to a $0.9 million decrease in our accounts receivable balance in 2009;
  - An increase in our inventory balances to support sales growth totaled of $8.2 million in 2010, compared with a decrease of $8.4 million in 2009;
  - Cash used in operations due to an increase in accounts payable and accrued expenses totaled $0.1 million in 2010, compared to $8.2 million in 2009;
  - Cash used in operations due to our net change to deferred revenue and related deferred cost of goods sold totaled $18.1 million in 2010, compared to $13.9 million in 2009;
  - Cash paid for interest totaled $25.9 million in 2010, compared to $22.8 million in 2009.

Cash provided by investing activities was $8.7 million during 2010, compared to $19.7 million in 2009. Changes in cash balances in 2010 and 2009 due to investing activities resulted from the following items:

- We sold our remaining auction rate securities for proceeds of $11.4 million in 2010, compared to our proceeds from sales of $17.0 million in 2009;
- We used $2.7 million of cash in 2010 for capital expenditures, compared to $1.3 million in 2009;
- In 2009, we generated $4.0 million from the sale of property, plant, and equipment (primarily in the U.K.) as a result of our restructuring efforts, with no comparable amount in 2010.

Cash used in financing activities was $11.6 million in 2010, with no comparable amount in 2009. Financing activities in 2010 included the following items:

- We received proceeds of $64.9 million from the sale of our common shares in connection with the Rights Offering;

- We used $74.9 million of cash to repay a portion of the principal amount outstanding on our 2008 Senior Notes;
- We used $1.6 million of cash for payments of debt issuance costs related to the New Notes.

In addition to cash flows from operating, investing and financing activities, exchange rate changes resulted in an increase of $1.0 million in our cash balances in 2010, compared to an increase of $0.4 million in 2009.

Cash Flows for the Year Ended December 31, 2009 and December 31, 2008

Cash used in operations in 2009 was $25.8 million, compared to cash provided by operations of $51.9 million in 2008, resulting in a net cash usage change of $77.7 million. The decrease in cash flow was primarily attributable to the following factors:

- In 2009, we recorded a net loss of $71.3 million, compared with net loss of $203.8 million in 2008, before non-cash adjustments to reconcile net income (loss) to net cash from operating activities.
- Non-cash adjustments to reconcile net income (loss) to cash flows from operations, included the following material items:
    - In 2009, we recorded non-cash reorganization items totaling $26.2 million attributable primarily to the write-offs of the discount and deferred financing costs associated with the 2008 Senior Notes.
    - In 2008, we recorded an impairment charge of $215.1 million to write down our goodwill, other intangible assets and property, plant and equipment to their fair value as of December 31, 2008. We also recorded an acquisition related in-process research and development charge of $12.1 million in connection with our acquisition of Excel.
    - Other non-cash charges, such as depreciation and amortization of fixed assets and intangible assets, non-cash restructuring charges, share-based compensation, bad debt and inventory obsolescence provisions, and non-cash interest accretion charges, were $27.2 million in 2009 as compared to $37.6 million in 2008. The $10.4 million decrease in non-cash charges was due to a decrease in inventory obsolescence provisions of $7.7 million, a $3.5 million decrease in non-cash restructuring charges, and a $1.6 million decrease in depreciation and amortization expense. These reductions were offset by a $2.8 million increase in 2009 in non-cash interest expense accretion related to our debt in 2009.
    - Non-cash changes in our deferred income taxes resulted in a cash increase of $1.4 million in 2009 as compared to a $33.7 million cash decrease in 2008, primarily attributable to non-deductible amortization.
- Cash used in operations as a result of net changes in our operating assets and liabilities totaled $7.7 million in 2009, as compared to cash provided by operating activities of $33.9 million in 2008, resulting in a net cash usage change of $41.6 million. The decrease in cash is primarily attributable to the following items:
    - Decreases in our accounts receivable balances provided cash of $0.9 million in 2009, compared to $35.9 million in 2008;
    - Decreases in our inventory balances provided cash of $8.4 million in 2009, compared with $10.2 million in 2008;
    - Decreases in our deferred revenue and related deferred cost of goods sold resulted in decreases of $13.9 million in 2009, compared to $9.8 million in 2008;
    - An increase in the outflow of cash used in operations for accounts payable and accrued expenses of $8.2 million in 2009, compared to $6.4 million in 2008; and

  - Cash proceeds of $4.0 million received in 2008 from our landlord related to allowances for leasehold expenditures to fit-up and occupy one of our U.S. facilities, with no comparable amount in 2009.

- The decreases in cash related items above were offset by tax refunds received in 2009 totaling $10.5 million, as compared to $2.0 million in refunds received in 2008.

Cash provided by investing activities in 2009 was $19.7 million, compared to $351.4 million cash used in investing activities in 2008, which primarily related to the acquisition of Excel. The cash provided by investing activities in 2009 was primarily attributable to the following factors:

- We sold a portion of our auction rate securities netting proceeds totaling $17.0 million;
- In 2009, we generated $4.0 million from the sale of property, plant, and equipment (primarily in the U.K.) as a result of our restructuring efforts, compared to $3.2 million in 2008; and
- We decreased our capital expenditures to $1.3 million in 2009, as compared to $18.0 million in 2008, the majority of which related to our newly leased U.S facility.

The cash used in investing activities in 2008, exclusive of capital expenditures and the sale of property, plant, and equipment, related to the cash used to purchase Excel, net of cash acquired, of $358.3 million, offset by $21.6 million in proceeds received from the sale of our U.S. Optics Business.

We did not have any cash related financing activities in 2009. Cash provided by financing activities in 2008 was $196.9 million primarily attributable to the following factors:

- Cash proceeds, net of issuance costs, of $203.5 million from the issuance of our 2008 Senior Notes that were used to fund a portion of our acquisition of Excel; and
- Repurchases of our shares totaling $6.4 million.

In addition to cash flows from operating, investing and financing activities, exchange rate changes resulted in an increase of $0.4 million in our cash balances in 2009, compared to a decrease of $0.8 million in 2008.

Other Liquidity Matters

Pension Plans

We maintain two plans that are considered to be defined benefit plans under the provisions of ASC 715, "Defined Benefit Plans", a plan in the U.K. (the "U.K. Plan"), and a plan in Japan. Our U.K. Plan was closed to new members in 1997 and we curtailed our sponsorship in 2002, thereby limiting our obligation to benefits earned through that date. Benefits under this plan were based on the employees' years of service and compensation. We continue to follow our policy to fund this pension plan based on widely accepted actuarial methods. Our Japanese plan is an active plan.

Our funding policy is to fund pensions and other benefits based on actuarial methods as permitted by regulatory authorities. The results of funding valuations depend on the assumptions that we make with regard to attributes such as asset returns, rates of members' benefits increases, mortality, retail price inflation and other market driven changes. The assumptions used represent one estimate of a possible future outcome. The final cost to us will be determined by events as they actually become known. Because of the underfunded positions that our pension plans currently have and potential changes in the actual outcomes relative to our assumptions, we may have to increase payments to fund these plans in the future.

In the U.K., funding valuations are conducted every three years in order to determine the future level of contributions. Our latest funding valuation was completed in October 2010 and based on the results of the valuation, we are increasing our annual contributions to the U.K. Plan from approximately $0.6 million to $0.8 million for a period of 10 years and 5 months beginning September 2010. In 2010, we also contributed an additional one-time lump-sum payment of approximately $1.6 million, of which $0.8 million was paid in September 2010 and $0.8 million was paid in December 2010. The Japanese plan includes a guarantee of return of principal and yearly interest 0.75%; therefore, there are no significant fluctuations in this plan. See Note 11 to Consolidated Financial Statements for further information about these plans.

As a result of the covenant that exists between our U.K. subsidiary and the Plan Trustees regarding the funding of the U.K. Plan, our ability to transfer assets outside our U.K. subsidiary, and its wholly owned subsidiary in China, may be limited.

Off-Balance Sheet Arrangements, Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2010 and the effect such obligations are expected to have on liquidity and cash flow in future years. We have excluded the future cash payments for FIN 48 (codified within ASC 740) tax liabilities because the timing of the settlement of these liabilities cannot be estimated by year. However, these FIN 48 liabilities have been classified as long-term on the consolidated balance sheets.

Contractual Obligations	Total	2011	2012-2013	2014-2015	Thereafter
			(In thousands)		
12.25% Senior Secured PIK Election Notes due 2014(1)	$107,575	$ —	$ —	$107,575	$ —
Interest on 12.25% Senior Secured PIK Election Notes(2)	46,965	13,178	26,356	7,431	—
Operating leases(3)	21,212	5,306	7,342	2,097	6,467
Purchase commitments(4)	45,266	41,140	4,055	71	—
U.K. pension plan(5)	7,798	773	1,546	1,546	3,933
Total contractual cash obligations	$228,816	$60,397	$39,299	$118,720	$10,400

(1) On July 23, 2010, GSI US issued $107.0 million in aggregate principal amount of New Notes, which mature on July 23, 2014. In November 2010, GSI US elected to issue PIK notes with a principal amount of $0.5 million. The PIK notes have the same terms and conditions as the existing New Notes and mature on July 23, 2014. See Note 8 to Consolidated Financial Statements.

(2) Interest accrues on the New Notes and PIK notes at a rate of 12.25% per year and is payable quarterly in arrears. The interest rate applicable to the New Notes is subject to variation depending on the occurrence of certain events and interest payment methods. In addition, the actual amount of interest paid in 2011 through 2014 may be different from the amounts shown in the table based on whether or not we meet certain covenants and reporting requirements under the New Indenture. See Note 8 to Consolidated Financial Statements.

(3) These amounts represent the gross amounts due for facilities that are leased. The amounts include payments due with respect to both continuing operating facilities and facilities that have been accounted for within our restructuring liability. However, these amounts do not reflect anticipated sub-lease income of approximately $0.1 million in total from 2011 to 2012. See Note 14 to Consolidated Financial Statements.

(4) See Note 14 to Consolidated Financial Statements.

(5) Represents funding obligations equivalent to $0.8 million per year through January 2021. See Note 11 to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Through December 31, 2010, we have not entered into any off-balance sheet arrangements or material transactions with unconsolidated entities or other persons.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition, allowance for doubtful accounts, inventory costing and reserves, accounting for business combinations, the assessment of the valuation of goodwill, intangible assets and tangible long-lived assets, accounting for restructuring activities, employee benefit plans, accounting for income taxes and related valuation allowances, and accounting for loss contingencies. Actual results could differ significantly from our estimates.

We believe that the following critical accounting policies most significantly affect the portrayal of our financial condition and results of operations and require the most difficult and subjective judgments.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, risk of loss has passed to the customer and collection of the resulting receivable is reasonably assured. Revenue recognition requires judgment and estimates, which may affect the amount and timing of revenue recognized in any given period.

We follow the provisions of ASC 605-25, "Multiple Element Arrangements" for all multiple element arrangements. Under ASC 605-25, we assess whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes and whether objective and reliable evidence of fair value exists for these separate units of accounting. We apply the residual method when objective and reliable evidence of fair value exists for all of the undelivered elements in a multiple element arrangement. When objective and reliable evidence of fair value does not exist for all of the undelivered elements in a multiple element arrangement, we recognize revenue under the multiple units shipped methodology, whereby revenue is recognized in each period based upon the lowest common percentage of the products shipped in the period. This approximates a proportional performance model of revenue recognition. This generally results in a partial deferral of revenue to a later reporting period. No revenue is recognized unless one or more units of each product has been delivered.

Although certain of our products contain operating and application software, we have determined the software element is incidental in accordance with ASC 985-605, "Software Revenue Recognition".

We determine the unit of accounting for certain transactions based on the guidance in ASC 985-605. In particular, multiple purchase orders may be deemed to be interrelated and considered to constitute a multiple element arrangement for accounting purposes.

Semiconductor Systems transactions are generally multiple element arrangements which may include hardware, software, installation, training, an initial standard warranty, and optional extended warranty arrangements. We generally design, market and sell these products as standard configurations. For those standard configurations where acceptance criteria, if any, exist and are demonstrated prior to shipment, revenue is recorded at the time of shipment. For those cases where acceptance criteria cannot be demonstrated prior to shipment of a product or if a significant amount of fees are due upon acceptance, we recognize revenue upon customer acceptance. Acceptance is generally required for sales of Semiconductor Systems segment products to Japanese customers, sales of "New Products", which are considered by us, for purposes of revenue recognition determination, to be either (a) a product that is newly released to all customers, including a product which may have been existing previously, but which has been substantially upgraded with respect to its features or functionality; or, (b) the sale of an existing product to a customer who has not previously purchased that product. We follow a set of predetermined criteria when changing the classification of a New Product to a standard configuration whereby acceptance criteria are considered to be demonstrated at the time of shipment.

Precision Technology and Excel transactions include both single element and multiple element transactions. Multiple element transactions may include two or more products and occasionally also contain installation, training or preventative maintenance plans. Revenue is generally recognized under the multiple units shipped methodology described above.

Our Semiconductor Systems segment also sells spare parts and consumable items, which are not subject to acceptance criteria. Revenue for these spare parts and consumable items is generally recognized under the multiple units shipped methodology described above.

Installation is generally a routine process that occurs within a short period of time from delivery and we have concluded that this obligation is inconsequential and perfunctory. As such, for transactions that include installation, and for which customer acceptance has not been deemed necessary in order to record the revenue, the cost of installation is accrued at the time product revenue is recorded and no related revenue is deferred. Historically, the costs of installation have not been significant.

The initial standard warranty for product sales is accounted for under the provisions of ASC 450, "Contingencies" as we have the ability to ascertain the probable likelihood of the liability, and can estimate the amount of the liability. A provision for the estimated cost related to warranty is recorded to cost of goods sold at the time revenue is recognized. Our estimate of costs to service the warranty obligations are based on historical experience and expectations of future conditions. To the extent we experience increased warranty claims or increased costs associated with servicing those claims, revisions to the estimated warranty liability are recorded as increases or decreases to the accrual at that time, with an offsetting entry recorded to cost of goods sold.

We also sell optional extended warranty services, and preventative maintenance contracts, at the time of their product purchase. We account for these agreements in accordance with provisions of ASC 605-20-25-3, "Separately Priced Extended Warranty and Product Maintenance Contracts" under which we recognize the separately priced extended warranty and preventative maintenance fees over the associated period.

We, at the request of our customers, may at times perform professional services for our customers, generally for the maintenance and repairs of products previously sold to those customers. These services are usually in the form of time and materials based contracts which are short in their duration. Revenue for time and material services is recorded at the completion of services requested under a customer's purchase order. Customers may, at times subsequent to the initial product sale, purchase a service contract whereby services, including preventative maintenance plans, are provided over a defined period, generally one year. Revenue for such service contracts are recorded ratably over the period of the contract.

We typically negotiate trade discounts and agreed terms in advance of order acceptance and record any such items as a reduction of revenue. Our revenue recognition policy allows for revenue to be recognized under arrangements where the payment terms are 180 days or less, presuming all other revenue recognition criteria have been met. From time to time, based on our review of customer creditworthiness and other factors, we may provide our customers with payment terms that exceed 180 days. To the extent all other revenue recognition criteria have been met, we recognize revenue for these extended payment arrangements as the payments become due.

We have significant deferred revenue included in our accompanying consolidated balance sheets, with balances (including both current and long-term amounts) of $15.4 million and $55.8 million as of December 31, 2010 and 2009, respectively. A significant majority of these amounts relate to arrangements whereby the entire arrangement has been accounted for as deferred revenue, as there is no fair value for one or more of the undelivered elements or acceptance has not been received. Upon the final delivery or acceptance of the undelivered element(s) of the arrangement, the revenue will be recorded for that arrangement. To a lesser extent, the deferred revenue balances relate to either: (a) the unrecognized portion of a multiple element arrangements that is being recognized into revenue over a ratable basis as associated services are performed; (b) arrangements not currently recognizable due to the arrangement not being fixed and determinable at its inception; (c) the future amortization to revenue of extended warranty contracts and preventative maintenance plans; (d) revenue deferrals for product shipments with FOB destination shipping terms; and (e) deposits from customers against future orders. The classification of deferred revenue, and deferred cost of goods sold, is based on our expectations relative to when the revenue will be recognized, based on facts known to us as of the date our financial statements are released.

Allowances for Doubtful Accounts. We are required to estimate the collectability of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of receivables, including the current credit-worthiness of each customer. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The collectability of accounts receivable is evaluated based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts is recorded against amounts due, to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we estimate an allowance for bad debts based upon the total accounts receivable balance and the percentage expected to be realized through subsequent cash collections. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount.

Inventories. Inventories are stated at the lower of cost or market, after provisions for excess and obsolete inventory salable at prices below cost. Costs are determined using first-in, first-out method.

We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

Business Combinations. For business combinations consummated prior to January 1, 2009, we allocated the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed as well as to in-process research and development based upon their estimated fair values at the acquisition date in accordance with Statement of Financing Accounting Standards ("SFAS") No. 141, "Business Combinations". The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

- future expected cash flows from sales of acquired product lines, developed technologies and patents;
- expected costs to develop in-process research and development projects into commercially viable products and the estimated cash flows from the projects when completed;
- the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and
- discount rates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Effective January 1, 2009, we adopted ASC 805, "Business Combinations".

Goodwill, Intangible Assets and Impairment Assessment. As discussed above, in "Business Combinations," our goodwill and intangible assets generally arise from business combinations. Our most significant intangible assets are acquired technology, customer relationships, and trademarks and trade names. The purchase price we pay for acquired companies is allocated first to the acquired tangible assets and liabilities at their fair value. Any excess purchase price is then allocated to identifiable intangible assets and the remainder, if any, is assigned to goodwill. We make various assumptions and estimates in order to assign fair value to acquired tangible and intangible assets and liabilities, including those associated with our business plans and related cash flow forecasts, as well as discount rates and terminal values, among others. Actual cash flows may vary from forecasts used to value the intangible assets at the time of the business combination.

Our most significant intangible assets are acquired technology, customer relationships, and trademarks and trade names. In addition to our review of the carrying values of each asset, the useful life assumptions for each asset, including the classification of certain intangible assets as 'indefinite lived', are reviewed on a periodic basis to determine if changes in circumstances warrant revisions to them. All definite-lived intangible assets are amortized over the periods in which their economic benefits are expected to be realized.

We test our goodwill for impairment on an annual basis, and more frequently if impairment indicators are identified, in accordance with ASC 350, "Intangibles—Goodwill and Other", which first requires a comparison of the carrying value of each of our reporting units' net assets to their fair value. If the carrying value of a reporting unit exceeds its fair value, we calculate the implied fair value of the reporting unit's goodwill and compare it to the goodwill's carrying value. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. The implied fair value of goodwill is calculated by performing a fair value assessment of the assets and liabilities of the reporting unit, in a manner consistent with the discussion above with respect to the initial fair value allocation performed in a business combination. The carrying value of each reporting unit's assets and liabilities are predominantly specifically identifiable. Additionally, reporting units that benefit from corporate assets or liabilities are allocated a portion of those corporate assets and liabilities on a systematic, proportional basis.

Our indefinite-lived intangible assets represent trade names that were acquired in the August 2008 Excel acquisition. We assess these indefinite-lived intangible assets for impairment on an annual basis, and more frequently if impairment indicators are identified, and periodically reassess their continuing classification as indefinite-lived. We use the relief from royalty method, based on forecasted revenues, to estimate the fair value of indefinite-lived intangible assets. Impairment exists if the fair value of the intangible asset is less than its carrying value. An impairment charge equal to the difference is recorded to reduce the carrying value to its fair value.

We evaluate amortizable intangible assets and other long-lived assets for impairment, in accordance with ASC 360-10-35-15, "Impairment or Disposal of Long-Lived Assets" whenever changes in events or circumstances indicate carrying values may exceed their undiscounted cash flow forecasts. If undiscounted cash flow forecasts indicate the carrying value of a definite-lived intangible asset or other long-lived asset may not be recoverable, a fair value assessment is performed. For intangible assets, fair value estimates are derived from discounted cash flow forecasts. For other long-lived assets, fair value estimates are derived from the sources most appropriate for the particular asset and have historically included such approaches as: sales comparison approach, replacement cost approach, prices reflected in comparable sales transactions and estimated construction costs. If fair value is less than carrying value, an impairment charge equal to the difference is recorded, thereby reducing the intangible asset's and other long-lived asset's carrying value to its fair value. We also review the useful life assumptions for definite-lived intangible assets and other long-lived assets on a periodic basis to determine if changes in circumstances warrant revisions to them. All definite-lived intangible assets and other long-lived assets are amortized over the periods in which their economic benefits are expected to be realized.

Factors which may trigger an impairment of our goodwill, intangible assets and other long-lived assets include the following:

- filing for bankruptcy protection;
- underperformance relative to historical or projected future operating results;
- changes in the manner of our use of acquired assets or the strategy for our overall business;
- negative industry or economic trends;
- interest rate changes;
- technological changes or developments;
- changes in competition;
- loss of key customers or personnel;
- adverse judicial or legislative outcomes or political developments;
- declines in our stock price for a sustained period; and
- the decline of our market capitalization below net book value.

The occurrence of any of these events or any other unforeseeable event or circumstance that materially affects future results or cash flows may cause an impairment that is material to our results of operations or financial position in the reporting period in which it occurs or is identified.

The most recent annual goodwill and indefinite-lived intangible asset impairment test was performed as of the beginning of the second quarter of 2010, noting no impairment. No impairment charges were recognized during the year ended December 31, 2010.

We undertook an impairment review of goodwill and intangible assets at the end of 2009 due to the filing for voluntary relief under Chapter 11 of the U.S. Bankruptcy Code on November 20, 2009. This review led us to record an impairment charge of approximately $1.0 million to reduce the carrying values of certain assets to their fair value. Goodwill and the definite-lived customer relationship intangible asset for the Excel segment were each impaired by approximately $0.5 million. The results of the impairment review as of December 31, 2009 are summarized in the following table (in thousands):

	Pre-Impairment Net Carrying Value	Impairment Charge	Post-Impairment Net Carrying Value
Goodwill	$ 45,063	$ (485)	$ 44,578
Indefinite-lived intangible assets	13,027	—	13,027
Definite-lived intangible assets	49,042	(560)	48,482
Property, plant and equipment	49,502	—	49,502
	$156,634	$(1,045)	$155,589

The significant downturn in the global economy experienced in 2008, and most notably in the fourth quarter of 2008, negatively impacted our estimated future revenues and cash flows, as compared to our prior estimates, including those estimates made at the time we acquired Excel. Excel's 2009 actual revenues were significantly lower than Excel's 2009 projected revenues at the time of the acquisition in August 2008. From the acquisition in August 2008 to December 2008, when the impairment analysis was performed, we reduced Excel's annual revenue projections by $50.1 to $54.5 million per year, or on average approximately 26% per year, compared to the projections used to initially value the intangible assets in Excel's purchase price allocation. During this same period of time, our cost of capital increased significantly, primarily due to the increase in risk associated with an investment in our equity securities. Our estimated cost of capital increased in the fourth quarter of 2008 after we announced the delayed filing of our financial results. The announcement increased our risk profile and made financing more expensive, as a result of the decline in our stock price, the receipt of default notices from our noteholders, and the severe economic downturn. Our weighted average cost of capital forms the basis of the rates used to discount our cash flow forecasts which are integral to our fair value estimates. The discount rates utilized to initially value the intangible assets in the purchase price allocation ranged from 10.0% to 13.0%, while the discount rates utilized in the December 31, 2008 impairment analyses of the goodwill and other intangible assets ranged from 16.5% to 17.5%. Consequently, we undertook an impairment review of our goodwill, intangible assets and other long-lived assets (property, plant and equipment) as of December 31, 2008. This review led to us recording a charge to reduce the carrying value of these assets by an aggregate of $215.1 million. The results of the impairment review as of December 31, 2008 are summarized in the following table (in thousands):

	Pre-Impairment Net Carrying Value	Impairment Charge	Post-Impairment Net Carrying Value
Goodwill	$176,232	$(131,169)	$ 45,063
Indefinite-lived intangible assets	34,341	(21,314)	13,027
Definite-lived intangible assets	115,563	(57,130)	58,433
Property, plant and equipment	59,877	(5,438)	54,439
	$386,013	$(215,051)	$170,962

We continue to maintain a significant balance in our goodwill, intangible assets and other long-lived assets (property, plant and equipment). The following table shows the December 31, 2010 breakdown of goodwill, intangibles and property, plant and equipment by reportable segment (in thousands):

	Goodwill	Intangible Assets	Property, Plant & Equipment
Precision Technology	$ 9,245	$ 6,379	$ 6,676
Semiconductor Systems	—	—	255
Excel	35,333	46,760	28,458
Corporate	—	—	10,013
	$44,578	$53,139	$45,402

To the extent that our assumptions used to value the assets as of December 31, 2010 should adversely change or there is a further deterioration of the markets we serve, the broader worldwide economy, or the performance of our business relative to our expectations as of December 31, 2010, we may be required to record additional impairment charges in the future.

Restructuring, Restatement Related Costs and Other Charges. In accounting for our restructuring activities, we follow the provisions of ASC 420, "Exit or Disposal Cost Obligations". In accounting for these obligations, we make assumptions related to the amounts of employee severance, benefits, and related costs and to the time period over which facilities will remain vacant, sublease terms, sublease rates and discount rates. Estimates and assumptions are based on the best information available at the time the obligation has arisen. These estimates are reviewed and revised as facts and circumstances dictate; changes in these estimates could have a material effect on the amount previously expensed against our earnings, and currently accrued on our consolidated balance sheet.

During the years ended December 31, 2010, 2009 and 2008, we incurred costs to third parties, including auditors, attorneys, forensic accountants, and other advisors for services performed in connection with the restatement of our previously issued financial statements as reported in our Annual Report on Form 10-K for the year-ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter-ended September 26, 2008, including, the SEC investigation, certain shareholder actions and the internal FCPA investigation. These costs are charged to expense as incurred and are included in our restructuring, restatement related costs and other charges.

Pension Plans. Two of our subsidiaries, located in the United Kingdom and Japan, maintain retirement plans that are accounted for as defined benefit plans.

Our United Kingdom pension plan was closed to new membership in 1997 and we curtailed our sponsorship in 2002, limiting our obligation to benefits earned through that date. Benefits under this plan were based on the employees' years of service and compensation. At December 31, 2010, the market value of the plan assets was $1.6 million less than the projected benefit obligation.

The cost and obligations of our United Kingdom pension plan are calculated using many assumptions to estimate the benefits, the amount of which cannot be completely determined until the benefit payments cease. Major assumptions used in the accounting for this pension plan include the discount rate, rate of inflation, and expected return on plan assets. Assumptions are determined based on the Company's data and appropriate market indicators in consultation with a third-party actuary, and is evaluated each year as of the plan's measurement date. Should any of these assumptions change, they would have an effect on net periodic pension cost and the unfunded benefit obligation.

Our Japanese pension plan is a tax qualified plan that covers substantially all Japanese employees. Benefits are based on years of service and the employee's compensation at retirement. We fund the plan sufficient to meet current benefits as well as fund a certain portion of future benefits as permitted in accordance with regulatory authorities. Since this is an active plan, a significant portion of the pension benefit obligation is determined based on the rate of future compensation increases. We deposit funds under various fiduciary-type arrangements and/or purchase annuities under group insurance contracts. At December 31, 2010, the market value of the plan assets was $1.4 million less than the projected benefit obligation.

Given both pension plans' current under-funded status, changes in economic and market conditions may require us to increase cash contributions in future years. Furthermore, based on the results of a new funding valuation in 2010, we are required to increase our annual contributions to the U.K. Plan from approximately $0.6 million to $0.8 million for a period of 10 years and 5 months, including an additional one-time lump-sum payment of approximately $1.6 million, which was paid during the year-ended December 31, 2010.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to calculate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

We record a valuation allowance on our deferred tax assets when it is more likely than not that they will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance for the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance for the deferred tax asset would be charged to income in the period such determination was made.

The amount of income taxes we pay is subject to audits by federal, state and foreign tax authorities, which may result in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our tax liabilities in the period that the assessments are made or resolved, or when the statute of limitations for certain periods expires. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Undistributed earnings of our non-Canadian subsidiaries amounted to approximately $16.0 million as of December 31, 2010. We have not provided any income taxes or withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business as defined in the provisions of ASC 740, "Income Taxes". In general, the determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Loss Contingencies. We are subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Recent Accounting Pronouncements

See Note 3 to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities.

Foreign Currency Exchange Rate Risk and Sensitivity

We are exposed to changes in foreign currency exchange rates. Any foreign currency transaction, defined as a transaction denominated in a currency other than the U.S. dollar, will be reported in U.S. dollars at the applicable exchange rate. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and income and expense items are translated at average rates for the period. The primary foreign currency denominated transactions include revenue and expenses and the resulting accounts receivable and accounts payable balances reflected on our balance sheet. Therefore, the change in the value of the U.S. dollar compared to foreign currencies will have either a positive or negative effect on our financial position and results of operations. Historically, our primary exposure has related to transactions denominated in the Japanese Yen, Euro, British Pound and Canadian Dollar.

A hypothetical change of 10% in appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2010 would not have a material impact on our revenue, operating results or cash flows.

Interest Rate Risk and Sensitivity

Our exposure to market risk associated with changes in interest rates relates primarily to our cash and cash equivalents, short-term investments, long-term investments and debt obligations. At December 31, 2010, we had $56.8 million invested in cash and cash equivalents, as compared to $63.3 million at December 31, 2009. Due to the average maturities and the nature of the cash portfolio at December 31, 2010, a one percent change in interest rates could have a $0.6 million impact on interest income on an annual basis. We do not actively trade derivative financial instruments, but may use them in the future to manage interest rate positions associated with our debt instruments. We did not hold interest rate derivative contracts as of December 31, 2010.

Item 8. ***Financial Statements and Supplementary Data***

GSI GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of GSI Group Inc.

We have audited the accompanying consolidated balance sheets of GSI Group Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GSI Group Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 30, 2011

GSI GROUP INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 56,781	$ 63,328
Accounts receivable, net of allowance of $696 and $1,776, respectively	55,110	47,037
Income taxes receivable	21,920	24,192
Inventories	66,721	65,596
Deferred tax assets	4,226	5,578
Deferred cost of goods sold	7,789	30,070
Prepaid expenses and other current assets	5,580	5,479
Total current assets	218,127	241,280
Property, plant and equipment, net of accumulated depreciation	45,402	49,502
Deferred tax assets	1,445	1,546
Investments in auction rate securities	—	11,272
Other assets	4,476	4,983
Intangible assets, net	53,139	61,509
Goodwill	44,578	44,578
Total assets	$ 367,167	$ 414,670
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 19,766	$ 13,430
Income taxes payable	1,785	518
Accrued compensation and benefits	7,988	5,271
Deferred revenue	15,006	55,755
Deferred tax liabilities	—	39
Other accrued expenses	14,717	14,047
Total current liabilities	59,262	89,060
Debt (Note 8)	107,575	—
Deferred revenue	402	—
Deferred tax liabilities	8,373	4,518
Accrued restructuring, net of current portion	769	1,256
Income taxes payable	6,644	6,088
Accrued pension liability	3,044	4,838
Other liabilities	2,420	4,039
Total long-term liabilities	129,227	20,739
Liabilities subject to compromise (Note 2)	—	220,560
Total liabilities	188,489	330,359
Commitments and contingencies (Note 14)		
Stockholders' Equity:		
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 33,342,169 and 15,947,743, respectively	423,856	330,896
Additional paid-in capital	14,655	12,610
Accumulated deficit	(256,733)	(256,046)
Accumulated other comprehensive loss	(3,429)	(3,430)
Total GSI Group Inc. stockholders' equity	178,349	84,030
Noncontrolling interest	329	281
Total stockholders' equity	178,678	84,311
Total liabilities and stockholders' equity	$ 367,167	$ 414,670

The accompanying notes are an integral part of these consolidated financial statements.

GSI GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars or shares, except per share amounts)

	Year Ended December 31,		
	2010	2009	2008
Sales	$383,516	$254,388	$ 288,468
Cost of goods sold	217,115	155,842	190,850
Gross profit	166,401	98,546	97,618
Operating expenses:			
Research and development and engineering	29,857	28,254	33,449
Selling, general and administrative	74,880	60,422	65,904
Amortization of purchased intangible assets	4,436	5,805	5,714
Impairment of goodwill, intangible assets and other long-lived assets	—	1,045	215,051
Acquisition related in-process research and development charge	—	—	12,142
Restructuring, restatement related costs and other	2,592	16,291	10,485
Pre-petition and post-emergence professional fees	727	6,966	—
Total operating expenses	112,492	118,783	342,745
Income (loss) from operations	53,909	(20,237)	(245,127)
Interest income	87	294	3,310
Interest expense	(19,908)	(27,751)	(10,387)
Foreign exchange transaction gains (losses)	328	(816)	928
Other income (expense), net	1,840	206	(545)
Income (loss) from continuing operations before reorganization items and income taxes	36,256	(48,304)	(251,821)
Reorganization items	(26,156)	(23,606)	—
Income (loss) from continuing operations before income taxes	10,100	(71,910)	(251,821)
Income tax provision (benefit)	10,739	(773)	(39,032)
Loss from continuing operations	(639)	(71,137)	(212,789)
Income (loss) from discontinued operations, net of tax	—	(132)	270
Gain on disposal of discontinued operations, net of tax	—	—	8,732
Consolidated net loss	(639)	(71,269)	(203,787)
Less: Net income attributable to noncontrolling interest	(48)	(61)	(60)
Net loss attributable to GSI Group Inc.	$ (687)	$ (71,330)	$(203,847)
Loss from continuing operations attributable to GSI Group Inc. per common share:			
Basic	$ (0.03)	$ (4.47)	$ (14.81)
Diluted	$ (0.03)	$ (4.47)	$ (14.81)
Income (loss) from discontinued operations attributable to GSI Group Inc. per common share:			
Basic	$ —	$ (0.01)	$ 0.63
Diluted	$ —	$ (0.01)	$ 0.63
Net loss attributable to GSI Group Inc. per common share:			
Basic	$ (0.03)	$ (4.48)	$ (14.18)
Diluted	$ (0.03)	$ (4.48)	$ (14.18)
Weighted average common shares outstanding—basic	23,703	15,916	14,375
Weighted average common shares outstanding—diluted	23,703	15,916	14,375
Amounts attributable to GSI Group Inc.:			
Loss from continuing operations	$ (687)	$ (71,198)	$(212,849)
Income (loss) from discontinued operations	—	(132)	9,002
Net loss	$ (687)	$ (71,330)	$(203,847)

The accompanying notes are an integral part of these consolidated financial statements.

GSI GROUP INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands of U.S. dollars or shares)

	GSI Group Inc. Stockholders							
	Capital Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Noncontrolling Interest	Total	Comprehensive Income (Loss)
	# of Shares	Amount						
Balance, December 31, 2007	14,054	$310,970	$ 8,191	$ 7,386	$ 19,131	$—	$ 345,678	
Net income (loss)	—	—	—	—	(203,847)	60	(203,787)	$(203,787)
Noncontrolling interest acquired	—	—	—	—	—	160	160	—
Exercise of stock options and warrants	1,958	26,365	—	—	—	—	26,365	—
Issuance of common stock upon vesting of non-vested stock awards	102	—	—	—	—	—	—	—
Repurchase of treasury shares	(258)	(6,439)	—	—	—	—	(6,439)	—
Share based compensation	—	—	2,761	—	—	—	2,761	—
Excess tax expense of stock options and restricted stock	—	—	(219)	—	—	—	(219)	—
Unrealized gain on investments, net of tax	—	—	—	80	—	—	80	80
Pension liability, net of tax	—	—	—	797	—	—	797	797
Foreign currency translation adjustments	—	—	—	(12,499)	—	—	(12,499)	(12,499)
Balance, December 31, 2008	15,856	330,896	10,733	(4,236)	(184,716)	220	152,897	$(215,409)
Net income (loss)	—	—	—	—	(71,330)	61	(71,269)	$ (71,269)
Issuance of common stock upon vesting of non-vested stock awards	92	—	—	—	—	—	—	—
Share based compensation	—	—	1,877	—	—	—	1,877	—
Unrealized gain on investments, net of tax	—	—	—	488	—	—	488	488
Pension liability, net of tax	—	—	—	(2,388)	—	—	(2,388)	(2,388)
Foreign currency translation adjustments	—	—	—	2,706	—	—	2,706	2,706
Balance, December 31, 2009	15,948	330,896	12,610	(3,430)	(256,046)	281	84,311	$ (70,463)
Net income (loss)	—	—	—	—	(687)	48	(639)	$ (639)
Issuance of common stock upon vesting of non-vested stock awards	146	—	135	—	—	—	135	—
Issuance of common stock	33	—	233	—	—	—	233	—
Reclassification of share-based compensation liability	—	—	44	—	—	—	44	—
Cancellation of 16,127 old common shares in exchange for new common shares	—	—	—	—	—	—	—	—
Issuance of common shares under rights offering	12,585	67,960	—	—	—	—	67,960	—
Issuance of common shares for conversion of debt	4,630	25,000	—	—	—	—	25,000	—
Share based compensation	—	—	1,633	—	—	—	1,633	—
Reclassification of unrealized gain on investments, net of tax	—	—	—	(568)	—	—	(568)	(568)
Pension liability, net of tax	—	—	—	(132)	—	—	(132)	(132)
Foreign currency translation adjustments	—	—	—	701	—	—	701	701
Balance, December 31, 2010	33,342	$423,856	$14,655	$ (3,429)	$(256,733)	$329	$ 178,678	$ (638)

The accompanying notes are an integral part of these consolidated financial statements.

GSI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Consolidated net loss	$ (639)	$(71,269)	$(203,787)
Adjustments to reconcile net loss to net cash from operating activities:			
(Income) loss from operations of discontinued operations	—	132	(270)
Gain on disposal of discontinued operations	—	—	(8,732)
Depreciation and amortization	15,653	17,330	18,906
Provision (recoveries) for uncollectible receivables	(469)	561	297
Provision for inventory obsolescence	6,361	2,485	10,165
Impairment of goodwill, intangible assets and property, plant and equipment	—	1,045	215,051
Acquisition related in-process research and development charge	—	—	12,142
Step-up value of acquired inventory sold	—	139	1,240
Share-based compensation	1,871	2,052	2,761
Deferred income taxes	5,553	1,356	(33,670)
Earnings from equity investment	(857)	(515)	(214)
Loss (gain) on sale of property and assets	13	63	(1,352)
Gain on sale of auction rate securities	(988)	(2,414)	—
Non-cash reorganization items	—	26,223	—
Non-cash interest expense	976	4,661	1,890
Non-cash restructuring charges	72	81	3,565
Changes in operating assets and liabilities, net of effects from business acquired:			
Accounts receivable	(7,727)	880	35,915
Inventories	(8,171)	8,355	10,178
Deferred costs	22,281	12,461	5,484
Prepaid expenses and other current assets	(103)	671	960
Deferred revenue	(40,347)	(26,315)	(15,255)
Deferred rent	(905)	(316)	4,698
Accounts payable, accruals and taxes receivable and payable	3,955	(1,809)	(8,111)
Changes in other non-current assets and liabilities	(1,267)	(1,511)	110
Cash used in operating activities of discontinued operations	—	(132)	(40)
Cash provided by (used in) operating activities	(4,738)	(25,786)	51,931
Cash flows from investing activities:			
Acquisition of Excel	—	—	(368,711)
Cash received in acquisition of Excel	—	—	10,430
Purchases of property, plant and equipment	(2,659)	(1,321)	(17,951)
Proceeds from the sale of auction rate securities	11,408	16,975	—
Proceeds from the sale of property, plant and equipment	—	4,054	3,211
Proceeds from sale of discontinued operations	—	—	21,593
Cash provided by (used in) investing activities	8,749	19,708	(351,428)
Cash flows from financing activities:			
Proceeds from issuance of debt	—	—	210,000
Payments for debt issuance costs	(1,565)	—	(6,472)
Purchases of the Company's common shares	—	—	(6,439)
Net proceeds from the issuance of share capital	64,889	—	63
Repayments of debt	(74,889)	—	—
Excess tax expense of stock options	—	—	(219)
Cash provided by (used in) financing activities	(11,565)	—	196,933
Effect of exchange rates on cash and cash equivalents	1,007	405	(822)
Decrease in cash and cash equivalents	(6,547)	(5,673)	(103,386)
Cash and cash equivalents, beginning of period	63,328	69,001	172,387
Cash and cash equivalents, end of period	$ 56,781	$ 63,328	$ 69,001
Supplemental disclosure of cash flow information:			
Cash paid for interest expense	25,899	22,779	156
Cash paid for income taxes	2,145	954	1,345
Income tax refunds received	2,053	10,456	1,961
Cash paid for reorganization items	26,686	679	—
Supplemental disclosure of non cash financing activity:			
Issuance of warrants	—	—	26,302
Issuance of common shares for conversion of debt	28,071	—	—
Supplemental disclosure of non cash investing activity:			
Auction rate securities	—	773	80

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010

1. Organization, Presentation and Significant Events

GSI Group Inc. ("GSIG") and its subsidiaries (collectively "the Company") designs, develops, manufactures and sells photonics-based solutions (consisting of lasers, laser systems and electro-optical components), precision motion devices, associated precision motion control technology and systems. Its customers incorporate its technology into their products or manufacturing processes, for a wide range of applications in a variety of markets, including: industrial, scientific, electronics, semiconductor, medical and aerospace. The Company operates in three segments: Precision Technology, Semiconductor Systems and Excel. The Company's principal markets are in North America, Europe and Asia-Pacific. The Company exists under the laws of New Brunswick, Canada.

Acquisition of Excel Technology, Inc.

In August 2008, the Company acquired Excel Technology, Inc. ("Excel"), a designer, manufacturer and marketer of photonics-based solutions consisting of lasers, laser-based systems, precision motion devices and electro-optical components, primarily for industrial and scientific applications. Excel manufactures its products in plants located in the United States and Germany, and sells its products to customers worldwide, both directly and indirectly through resellers and distributors. Following the acquisition of Excel, the Company established a third reportable segment comprised solely of the operations of the newly acquired entity. See Note 4 to Consolidated Financial Statements for further details regarding the Excel transaction.

Divestiture of U.S. General Optics Business

On October 8, 2008, the Company completed the sale of its General Optics business (the "U.S. Optics Business"). The sale of the U.S. Optics Business is reported as Gain on Disposal of Discontinued Operations in the Company's consolidated statement of operations for the year ended December 31, 2008. This business was part of the Company's Precision Technology segment. The results of operations of the U.S. Optics Business have been reclassified and reported as income from discontinued operations in the Company's consolidated statements of operations. See Note 5 to Consolidated Financial Statements for further details regarding the sale of the U.S. Optics Business.

Chapter 11 Bankruptcy Proceedings

On November 20, 2009 (the "Petition Date"), GSIG and two of its United States subsidiaries, GSI Group Corporation ("GSI US") and MES International, Inc. ("MES" and, collectively with GSIG and GSI US, the "Debtors"), filed voluntary petitions for relief (the "Chapter 11 Petitions") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (the "Chapter 11 Cases").

Following the Petition Date, the Debtors continued to operate their business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. In late December 2009, the United States Trustee overseeing the Chapter 11 Cases appointed an Official Committee of Equity Security Holders (the "Equity Committee") to represent the interests of the Company's equity holders.

On May 14, 2010, the Debtors entered into a Restructuring Plan Support Agreement (the "May Plan Support Agreement") with the Equity Committee, the individual members of the Equity Committee (the "Committee Members") and eight of ten beneficial holders (the "Consenting Noteholders") of the $210.0 million of 11% unsecured senior notes due 2013 (the "2008 Senior Notes"). The Consenting Noteholders held 88.1% of the outstanding principal amount of the 2008 Senior Notes. Pursuant to the May Plan Support Agreement, which superseded the previous plan support agreement, the Equity Committee, the Committee Members and the Consenting Noteholders agreed to support a modified plan, in the form of the Fourth Modified Joint Chapter 11 Plan of Reorganization for the Debtors (the "May Plan").

On May 24, 2010, the Debtors filed with the Bankruptcy Court a modified joint Chapter 11 plan of reorganization for the Debtors, which was further supplemented on May 27, 2010 to provide for minor modifications to the May Plan (as supplemented, the "Final Chapter 11 Plan"). On May 27, 2010, the Bankruptcy Court entered an order confirming and approving the Final Chapter 11 Plan and the plan documents.

On July 23, 2010 (the "Effective Date") the Debtors consummated their reorganization through a series of transactions contemplated by the Final Chapter 11 Plan, and the Final Chapter 11 Plan became effective pursuant to its terms. Refer to Note 2 to Consolidated Financial Statements for additional information concerning the Chapter 11 Cases including a description of material agreements the Company entered into on the Effective Date pursuant to the terms of the Final Chapter 11 Plan.

Listing of Common Shares

Prior to November 4, 2009, the Company's common shares were traded on The NASDAQ Global Select Market under the symbol "GSIG". From November 5, 2009 through November 19, 2009, the Company's common shares were quoted on the OTC Markets Group, Inc., under the trading symbol "GSIG". Following the Company's filing of the Chapter 11 Petitions on November 20, 2009, its common shares were quoted on the OTC Markets Group, Inc. under the trading symbol "GSIGQ". Following the Company's emergence from bankruptcy on July 23, 2010, its common shares were quoted on the OTC Markets Group, Inc. under the trading symbol "LASR.PK". On February 14, 2011, the Company's common shares began trading on The NASDAQ Global Select Market under the trading symbol "GSIG".

2. Bankruptcy Disclosures

As discussed in Note 1 to Consolidated Financial Statements, GSIG and two of its United States subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. On May 27, 2010, the Bankruptcy Court entered an order confirming and approving the Final Chapter 11 Plan for the Debtors and the Final Chapter 11 Plan became effective and the transactions contemplated under the Final Chapter 11 Plan were consummated on July 23, 2010. Presented below is information concerning liabilities subject to compromise under the Final Chapter 11 Plan, pre-petition and post-emergence professional fees and reorganization items.

Upon the Company's emergence from bankruptcy on July 23, 2010, the Company was not required to apply fresh-start accounting under Accounting Standards Codification ("ASC") 852, "Reorganizations". From the Company's bankruptcy filing on November 20, 2009 through the date of emergence, the Company prepared the consolidated financial statements in accordance with ASC 852 and on a going-concern basis, which assumed continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

ASC 852 requires that the financial statements for periods subsequent to a Chapter 11 filing separate transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, all transactions (including, but not limited to, all professional fees, realized gains and losses and provisions for losses) directly associated with the reorganization and restructuring of the businesses are reported separately in the financial statements. All such costs are reported in reorganization items in the accompanying consolidated statements of operations for the years-ended December 31, 2010 and 2009.

Summary of Emergence

On July 23, 2010, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Final Chapter 11 Plan after voluntarily filing for bankruptcy on November 20, 2009. The Final Chapter 11 Plan deleveraged the Company's balance sheet by reducing debt and increasing stockholders' equity. The financial restructuring was accomplished through a debt-for-equity exchange and by using the proceeds from a shareholder rights offering and cash on hand to reduce outstanding indebtedness.

Upon the Company's emergence from Chapter 11 bankruptcy proceedings on July 23, 2010, the Company was not required to apply fresh-start accounting based on the provisions of ASC 852 due to the fact that the pre-petition holders of the Company's outstanding common shares immediately before confirmation of the Final Chapter 11 Plan received more than 50% of the Company's outstanding common shares upon emergence. Accordingly, a new reporting entity was not created for accounting purposes.

Below is a summary of the significant transactions affecting the Company's capital structure as a result of the effectiveness of the Final Chapter 11 Plan.

Equity Transactions

On the Effective Date, the Company issued an aggregate of 33,334,060 post-emergence new common shares ("New Common Shares") pursuant to the Final Chapter 11 Plan. Consistent with the Confirmation Order and applicable law, the Company relied on Section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), the issuance of such New Common Shares. The New Common Shares were issued as a result of the following transactions:

- **Rights offering:** The Company conducted a rights offering (the "Rights Offering") in which the Company offered for sale to existing shareholders up to a maximum of $85.0 million of its common shares to be issued upon emergence from bankruptcy at a purchase price per share of $5.40 (the "Price Per Share"). As provided in the Final Chapter 11 Plan, the cash proceeds from the rights offering were used to pay down the 2008 Senior Notes. As such, 12,585,356 of the Company's common shares were subscribed for a total subscription price of $68.0 million. Of the total common shares subscribed for in the rights offering, $64.9 million were subscribed for by payment in cash and $3.1 million were subscribed for by exchange of the 2008 Senior Notes. As a result of the rights offering and the shares issued pursuant to the backstop commitment described below, the Company's shareholders prior to the emergence from bankruptcy retained approximately 86.1% of the Company's capital stock following emergence (subject to the distribution of shares placed in reserve pending resolution of certain litigation matters unrelated to the Chapter 11 Cases). The remaining 13.9% of the Company's capital stock was issued to the holders of the 2008 Senior Notes in partial exchange of such notes and pursuant to the commitment of certain holders to backstop the Rights Offering.
- **Backstop commitment:** Pursuant to the Final Chapter 11 Plan, and subject to the terms and conditions of a Backstop Commitment Agreement (the "Backstop Agreement"), certain note holders agreed to backstop the entire rights offering. Regardless of the number of shares purchased in the rights offering, the backstop investors agreed to purchase a minimum of $20 million of common shares by exchanging the principal amount of their 2008 Senior Notes for New Common Shares at the Price Per Share. Because the difference between the total amount of the shares offered and the shares subscribed for in the rights offering was less than $20 million, 3,703,704 New Common Shares for a total of the backstop commitment amount of $20 million were issued pursuant to the backstop commitment. In

addition, the backstop investors who agreed to backstop the rights offering received a cash backstop fee of $4.2 million, which represented 5% of the $85 million maximum proceeds from the offering. The backstop fee is reflected in reorganization items in the accompanying consolidated statement of operations for the year-ended December 31, 2010.

- **Supplemental equity exchange:** Pursuant to and in accordance with the Final Chapter 11 Plan, the holders of the 2008 Senior Notes exchanged an aggregate principal amount of $5.0 million of 2008 Senior Notes for post-emergence New Common Shares at the Price Per Share (the "Supplemental Equity Exchange"). In connection with the Supplemental Equity Exchange, the Company issued 925,926 New Common Shares on the Effective Date on a pro rata basis to the holders of the 2008 Senior Notes.
- **Existing equity holders:** The Company issued 15,125,331 New Common Shares on the Effective Date to holders of the common shares issued and outstanding immediately prior to the Effective Date and to holders of vested share rights.

In addition, on the Effective Date and pursuant to the terms of the Final Chapter 11 Plan, the Company placed 993,743 New Common Shares in a reserve (the "Reserve Shares") to be held in escrow for the benefit of the holders of Section 510(b) Claims (as defined in the Final Chapter 11 Plan) pending the final disposition of that certain putative shareholder class action entitled *Wiltold Trzeciakowski, Individually and on behalf of all others similarly situated v. GSI Group Inc., Sergio Edelstein, and Robert Bowen*, Case No. 08-cv-12065 (GAO), filed on December 12, 2008, in the United States District Court (see Note 14 to Consolidated Financial Statements for additional information). On February 22, 2011, the United States District Court entered an order granting final approval of the settlement in the putative shareholder class action. The Company's contribution to the settlement amount was limited to the Company's self-insured retention under its directors and officers liability insurance policy. Accordingly, the 993,743 shares of the Company's common stock that were placed in a reserve account and held in escrow for the benefit of the holders of Section 510(b) Claims were released to the Company's shareholders entitled to such shares during the year-ended December 31, 2011.

Furthermore, on and as of the Effective Date, pursuant to the Final Chapter 11 Plan and the Confirmation Order, all of the issued and outstanding shares of capital stock of the Company, including all options, calls, rights, participation rights, puts, awards, commitments or any other agreement to acquire shares of capital stock of the Company that existed prior to the Effective Date, were cancelled and in exchange therefore, holders of such interests received distributions pursuant to the terms of the Final Chapter 11 Plan as summarized above.

Additionally, all unvested restricted stock awards and unexercised options to purchase shares of common stock related to the Company's 2006 Equity Incentive Plan and pre-2006 equity plans that were outstanding on the date of the Company's emergence from bankruptcy were assumed by the reorganized Company upon emergence, other than those held by the Company's directors who did not continue as members of the reorganized Company's Board of Directors following emergence. Such assumed restricted stock awards and options will be honored by the Company as if they had originally been granted for the issuance of the Company's post-emergence common shares. The Company's 2006 Equity Incentive Plan and pre-2006 equity plans were cancelled upon the Company's emergence from bankruptcy.

Lastly, on and as of the Effective Date, the Company's stock repurchase plan and shareholder rights plan were also cancelled upon the Company's emergence from bankruptcy.

Debt Transactions

Upon the Company's emergence from bankruptcy, the Company consummated a series of transactions that reduced its outstanding debt from $210.0 million under the 2008 Senior Notes to $107.0 million. The Company reduced its debt by making cash payments of $74.9 million and exchanging debt for common shares totaling $28.1 million. The remaining $107.0 million of 2008 Senior Notes were cancelled and replaced by the 12.25% Senior Secured PIK Election Notes due July 23, 2014 (the "New Notes") issued under that certain indenture (the "New Indenture"), by and among GSI US, as issuer, the Mellon Trust Company, N.A., as trustee (the "Trustee"). Refer to Note 8 of Consolidated Financial Statements for further discussion regarding the $107.0 million of New Notes that were issued upon emergence from bankruptcy.

A summary of the transactions affecting the Company's debt balances is as follows:

2008 Senior Notes balance prior to emergence from bankruptcy	**$ 210,000**
Repayment of debt with proceeds from Rights Offering	(64,889)
Exchange of debt for New Common Shares pursuant to Rights Offering	(3,071)
Exchange of debt for New Common Shares under the Backstop Agreement	(20,000)
Exchange of debt for New Common Shares under the Supplemental Equity Exchange	(5,000)
Repayment in cash	(10,000)
Exchange of 2008 Senior Notes for New Notes	(107,040)
Gain (loss) on extinguishment	**$ —**

The Company's issuance of the New Notes in exchange for the 2008 Senior Notes is accounted for as an extinguishment of debt as the terms of the New Notes were deemed to be substantially different. As a result, the New Notes were recorded at fair value and were compared to the carrying value of the 2008 Senior Notes as of July 23, 2010 to determine the debt extinguishment gain or loss to be recognized. The Company determined that fair value of the New Notes equaled the carrying value of the 2008 Senior Notes and as a result, no gain or loss was recognized. In addition, the Company capitalized approximately $1.6 million of legal and other third-party fees and will recognize these costs over the four year holding period of the New Notes.

On the Effective Date and in connection with the New Notes, GSI US entered into a Security Agreement (the "Security Agreement") with the Guarantors, as defined in the New Indenture, and the Trustee, as collateral agent thereunder, pursuant to which GSI US and the Guarantors, as grantors under the Security Agreement, provided for the grant of a first priority perfected security interest in all (except as otherwise provided therein) of the U.S. property and assets of GSI US and each Guarantor to secure GSI US's obligations under the New Indenture and the New Notes and each Guarantor's obligations under the New Indenture.

Liabilities Subject to Compromise

Certain pre-petition liabilities and indebtedness were subject to compromise under the Final Chapter 11 Plan and were reported at amounts allowed or expected to be allowed by the Bankruptcy Court. A summary of liabilities subject to compromise reflected in the consolidated balance sheets as of December 31, 2010 and 2009, is shown below:

	As of December 31,	
	2010	2009
	(In thousands)	
2008 Senior Notes	$—	$210,000
Accrued interest on 2008 Senior Notes	—	6,001
Other	—	4,559
Total	$—	$220,560

All pre-petition claims were considered liabilities subject to compromise as of December 31, 2009. As discussed above, portions of the 2008 Senior Notes were repaid, exchanged for New Common Shares, and exchanged for the New Notes. Accrued interest on the 2008 Senior Notes was paid upon emergence from bankruptcy. All other liabilities subject to compromise outstanding as of December 31, 2010 have been paid or were reinstated to the appropriate liability classification on the accompanying consolidated balance sheet.

In addition, under the terms of the Final Chapter 11 Plan, the Company is obligated to make additional payments to the holders of 2008 Senior Notes claims in its Chapter 11 Cases if the amount of certain claims under the Final Chapter 11 Plan exceeds $22.5 million. The additional payment, if any, would equal approximately $1.00 for each dollar by which the $22.5 million cap amount is exceeded. Refer to Note 14 to Consolidated Financial Statements for further discussion.

Pre-Petition and Post-Emergence Professional Fees

Pre-petition professional fees represent costs incurred prior to the Company's bankruptcy filing related to the financial and legal advisors retained by the Company to assist in the analysis of debt restructuring alternatives, as well as costs incurred by the Company related to financial and legal advisors retained by the noteholders pursuant to certain binding agreements between the two parties. Pre-petition professional fees incurred were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Professional fees	$—	$6,966	$—
Total	$—	$6,966	$—

Post-emergence professional fees represent costs incurred subsequent to bankruptcy emergence for financial and legal advisors to assist with matters in finalizing the bankruptcy process. Post-emergence professional fees incurred were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Professional fees	$727	$—	$—
Total	$727	$—	$—

Reorganization Items

Reorganization items represent expense or income amounts that were recorded in the consolidated financial statements as a result of the bankruptcy proceedings. Reorganization items were incurred starting with the date of the bankruptcy filing through the date of bankruptcy emergence. Reorganization items were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Elimination of debt discount, deferred financing costs and accrued warrant penalty related to the 2008 Senior Notes	$ —	$22,397	$—
Professional fees	21,425	1,209	—
Other	4,731	—	—
Total	$26,156	$23,606	$—

The other amount primarily consists of the $4.2 million backstop commitment fee. Additionally, the other amount includes $0.4 million related to an insurance premium incurred by the Company with respect to liability insurance coverage for the members of the Company's pre-emergence Board of Directors.

3. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles, applied on a consistent basis.

Basis of Consolidation

The consolidated financial statements include the accounts of GSI Group Inc. and its wholly owned subsidiaries. The accounts include a 50% owned joint venture, Excel Laser Technology Private Limited ("Excel SouthAsia JV"), since it is a variable interest entity and the Company is the primary beneficiary of the joint venture. The accompanying consolidated financial statements of the Company include the assets, liabilities, revenue, and expenses of Excel SouthAsia JV over which the Company exercises control. The Company records noncontrolling interest in its consolidated statements of operations for the ownership interest of the minority owners of Excel SouthAsiaJV. Financial information related to the joint venture is not considered material to the consolidated financial statements. Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the consolidated financial statements and notes thereto as of and for the year ended December 31, 2010. The Company reclassified: (i) approximately $0.6 million from cost of goods sold to selling, general and administrative expenses for the year ended December 31, 2009 in the accompanying consolidated statement of operations; (ii) approximately $1.1 million from inventories, prepaid expenses and other current assets, and accrued expenses to deferred cost of goods sold as of December 31, 2009 in the accompanying consolidated balance sheet; and (iii) approximately $0.2 million from other accrued expenses to accrued compensation and benefits as of December 31, 2009 in the accompanying consolidated balance sheet. In addition, in 2010, the Company netted its deferred tax assets and deferred tax liabilities by particular tax jurisdiction. As a result, as of December 31, 2009, short-term deferred tax assets and short-term deferred tax liabilities each decreased by $0.8 million and long-term deferred tax assets and long-term deferred tax liabilities each decreased by $21.3 million. The reclassifications described in (i) through (iii) and the reclassification of deferred tax assets and deferred tax liabilities had no effect on the Company's previously reported results of operations and cash flows, but decreased total assets and total liabilities by $22.0 million.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition; fair value measurements; allowance for doubtful accounts; inventory costing and reserves; the assessment of warranty reserves; the valuation of goodwill, intangible assets and other long-lived assets; accounting for business combinations; employee benefit plans; accounting for restructuring activities; accounting for income taxes and related valuation allowances; and, accounting for loss contingencies. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash equivalents consist principally of money market funds invested in U.S. Treasury Securities and repurchase agreements of U.S. Treasury Securities that have original maturities of 90 days or less. The Company does not believe it is exposed to any significant credit risk related to its cash equivalents.

Financial Instruments and Fair Value Measurements

Financial instruments with remaining maturities within one year from the balance sheet date are classified as current. Financial instruments with remaining maturities more than one year from the balance sheet date are classified as long-term.

Long-Term Investments

As of December 31, 2010, the Company had liquidated all of its previously held auction rate securities. As of December 31, 2009, the Company held auction rate securities, recorded at a fair value of $11.3 million, and with a par value of $13.0 million. These auction rate notes were student loans backed by the federal government and were privately insured. From January 1, 2009 through December 31, 2009, the Company recorded $0.8 million of other comprehensive income attributable to the change in unrealized gains relating to assets still held at December 31, 2009. There was no comparable amount in 2010.

During the year ended December 31, 2010, the Company sold $13.0 million in par value of its auction rate securities valued at $10.4 million for $11.4 million in proceeds, which resulted in the recognition of realized gains of $1.0 million related to the sale of these securities. During the year ended December 31, 2009, the Company sold $19.3 million in par value of its auction rate securities valued at $14.6 million for $17.0 million in proceeds, which resulted in the recognition of realized gains of $2.4 million. The Company had no sales of auction rate securities in 2008. The gains realized upon the sale of the auction rate securities are recorded in other income (expense), net in the accompanying consolidated statements of operations for the years ended December 31, 2010 and 2009. No losses were realized upon the sale of any auction rate securities during the years ended December 31, 2010 or December 31, 2009. The Company determines the cost of a security sold and the amount to be reclassified out of accumulated other comprehensive income (loss) into earnings based on the specific identification method. During the years ended December 31, 2010 and 2009, the Company reclassified $0.6 million and $0.8 million, respectively, out of accumulated other comprehensive income (loss) into earnings related to the sale of the Company's auction rate securities.

At December 31, 2010 and 2009, the Company had a 25.1% equity investment in a privately held company located in the United Kingdom, valued at $2.2 million and $1.4 million at December 31, 2010 and 2009, respectively, and included in other assets in the accompanying consolidated balance sheets. The Company uses the equity method to record the results of this entity. In relation to this investment, the Company recognized income of $0.8 million, $0.5 million and $0.2 million in 2010, 2009 and 2008, respectively, which are included in other income (expense), net in the accompanying consolidated statements of operations.

Fair Value Measurements

On January 1, 2008, the Company adopted ASC 820, "Fair Value Measurements and Disclosures" with no impact to its consolidated results and financial position. ASC 820 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques must maximize the use of observable inputs and minimize the use of unobservable inputs.

ASC 820 establishes a value hierarchy based on three levels of inputs, of which the first two are considered observable and the third is considered unobservable:

- Level 1: Quoted prices for identical assets or liabilities in active markets which the Company can access.
- Level 2: Observable inputs other than those described in Level 1.
- Level 3: Unobservable inputs.

On January 1, 2009, the Company implemented the guidance in ASC 820 related to all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities. During the years ended December 31, 2010 and 2009, the Company conducted nonrecurring fair value measurements for the annual and interim impairment tests for goodwill and indefinite-lived intangible assets.

The following table summarizes the Company's assets and liabilities, as of December 31, 2010, that are measured at fair value on a recurring basis (in thousands):

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash equivalents(1)	$7,808	$7,808	$—	$—
Total	$7,808	$7,808	$—	$—

(1) Cash equivalents are valued at quoted market prices in active markets.

The following table summarizes the Company's assets and liabilities, as of December 31, 2009, that are measured at fair value on a recurring basis (in thousands):

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash equivalents(1)	$12,863	$12,863	$—	$ —
Auction rate securities(2)	11,272	—	—	11,272
Total	$24,135	$12,863	$—	$11,272

(1) Cash equivalents are valued at quoted market prices in active markets.
(2) Auction rate securities are valued based on assumptions that market participants might use in their estimates of fair value (including, among other factors, underlying collateral and lack of liquidity).

The following table summarizes the activity during the years ended December 31, 2010 and 2009 with respect to the auction rate securities, where fair value is determined by Level 3 inputs (in thousands):

Balance at December 31, 2008	$ 25,065
Sales	(16,973)
Gross realized gains, included in other income (expense), net	2,407
Gross unrealized gains included in other comprehensive income (loss)	1,608
Reclassifications out of accumulated other comprehensive income (loss)	(835)
Balance at December 31, 2009	11,272
Sales	(11,408)
Gross realized gains, included in other income (expense), net	988
Reclassifications out of accumulated other comprehensive income (loss)	(852)
Balance at December 31, 2010	$ —

The most recent annual goodwill and indefinite-lived intangible asset impairment test was performed as of the beginning of the second quarter of 2010 noting no impairment. As a result of the impairment review of goodwill and intangible assets conducted due to the Company's filing for Chapter 11 bankruptcy protection, the Company identified certain assets as impaired and as of December 31, 2009 has classified these assets as measured at fair value on a nonrecurring basis as follows (in thousands):

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Gains (Losses)
Goodwill(1)	$—	$—	$—	$—	$ (485)
Intangible assets(2)	—	—	—	—	(560)
Total	$—	$—	$—	$—	$(1,045)

(1) Relates to goodwill for a reporting unit within the Excel segment.
(2) Relates to customer relationship intangible asset within a reporting unit associated with the Excel segment.

The fair values reflected above represents only those assets for which an impairment loss was recognized during the year ended December 31, 2009. The goodwill and intangible assets have been classified as Level 3.

The goodwill was initially valued based on the excess of the purchase price of the associated business combination over the fair value of the acquired tangible and intangible net assets and the intangible assets were initially valued at fair value. When identified as impaired, the goodwill and intangible assets were revalued at estimated fair value, which was zero as of December 31, 2009. The Company used unobservable inputs such as the estimated future cash flows associated to the reporting unit and respective intangible asset to determine the associated fair value.

See Note 8 to Consolidated Financial Statements for discussion of the estimated fair value of the Company's debt. See Note 11 to Consolidated Financial Statements for discussion of the estimated fair value of the Company's pension plan assets.

Accounts Receivable and Allowance

Trade accounts receivable are recorded at the invoiced amount. The Company generally does not require collateral for trade accounts receivable. The Company maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's best estimate of the amount of probable credit losses resulting from the inability of the Company's customers to make required payments. The Company determines the allowance based on a variety of factors including the age of amounts outstanding relative to their contractual due date, specific customer factors, and other known risks and economic trends in industries. Charges booked to the allowance for doubtful accounts are recorded as selling, general and administrative expenses, and are recorded in the period that they are determined to be uncollectible. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered.

For the years ended December 31, 2010, 2009 and 2008, the allowance for doubtful accounts was as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Balance at beginning of period	$1,776	$1,687	$ 374
Assumed in Excel acquisition	—	—	1,221
(Benefit) increase charged to selling, general and administrative expense	(469)	561	297
Write-offs, net of recoveries of amounts previously reserved	(504)	(498)	(131)
Exchange rate changes	(107)	26	(74)
Balance at end of period	$ 696	$1,776	$1,687

Inventories

Inventories, which include materials and conversion costs, are stated at the lower of cost or market, using the first-in, first-out method. Market is defined as replacement cost for raw materials and net realizable value for other inventories. Demo inventory is recorded at the lower of cost or its net realizable value. Inventories reflect appropriate reserves for potential obsolete, slow moving or otherwise impaired material.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, adjusted for any impairment, less accumulated depreciation. The Company uses the straight-line method to calculate the depreciation of its fixed assets over their estimated useful lives. Estimated useful lives for buildings and improvements range from 3 to 60 years and for machinery and equipment from 1 to 13 years. Leasehold improvements are amortized over the lesser of their useful lives or lease terms, including any renewal period options that are expected to be exercised. Repairs and maintenance are expensed as incurred.

The Company undertakes a review of its property, plant and equipment carrying values whenever events or circumstances indicate that the carrying amounts may not be recoverable. The Company relies on the guidance included in ASC 360-10-35-15, "Impairment or Disposal of Long-Lived Assets" when conducting these reviews.

As a result of the severity of the global economic downturn in 2008, notably during the fourth quarter, which negatively impacted the Company's revenue and cash flow forecasts, the Company conducted an impairment review of its property, plant and equipment as of December 31, 2008. Impairment was measured as the difference between estimated fair value and carrying value for property, plant and equipment whose carrying value was not deemed recoverable. For personal property (machinery and equipment, furniture and fixtures, computers, software, and automobiles), the Company estimated the fair value of the assets using either a sales comparison or a replacement cost approach. The sales comparison approach utilized input from used equipment vendors and auction sites to estimate fair value. The replacement cost approach started with an estimate of the cost to replace a given asset at current prices and converted it to a fair value estimate. Fair value estimates reflected the physical deterioration, utilization rates and estimated remaining economic lives of the underlying assets. For real property, the Company engaged real estate professionals to help estimate fair value. A combination of the assumed sale of owned real estate and its value under a sale-and-leaseback arrangement were options considered in assessing the fair value of real property. When utilizing the sales of owned real estate, fair value was derived from recent transactions of comparable properties or the asking prices of competing properties on the market. The fair value of leasehold improvements was based on estimated changes in construction costs in the relevant market.

Property, plant and equipment impairment charges totaling $5.4 million were recorded in 2008, of which approximately $2.7 million pertained to assets in the Precision Technology segment, approximately $2.1 million pertained to assets in the Excel segment, and approximately $0.7 million related to corporate assets. No impairment charges related to property, plant and equipment were recorded in 2010 or 2009.

Business Combinations

For business combinations consummated prior to January 1, 2009, the Company determined and allocated the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed as well as to in-process research and development as of the business combination date in accordance with Statement of Financing Accounting Standards ("SFAS") No. 141, "Business Combinations." The purchase price allocation process requires the Company to use significant estimates and assumptions, including fair value estimates, as of the business combination date including:

- estimated fair values of intangible assets;
- expected costs to complete any in-process research and development projects;
- estimated income tax assets and liabilities assumed from the acquiree; and
- estimated fair value of pre-acquisition contingencies assumed from the acquiree.

While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, its estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, the Company has recorded adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. Generally, with the exception of unresolved income tax matters, any adjustment to assets acquired or liabilities assumed subsequent to the purchase price allocation period is included in operating results in the period in which the adjustment is determined.

For business combinations consummated prior to January 1, 2009, in-process research and development costs have been expensed when acquired and represent the estimated fair value as of the dates of acquisition of in-process projects acquired that have not yet reached technological feasibility and have no alternative future uses.

Effective January 1, 2009, the Company adopted ASC 805, "Business Combinations".

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the acquired tangible and intangible net assets. In connection with its acquisition of Excel, the Company acquired certain trade names that are classified as intangible assets with indefinite lives. Goodwill and indefinite-lived intangibles are not amortized but they are required to be assessed for impairment at least annually to ensure their current fair values exceed their carrying values.

The Company also has certain intangible assets that are amortized over their estimated useful lives. These definite-lived intangible assets were acquired in connection with the Company's historic business combinations. The Company's most significant intangible assets are acquired technology, customer relationships, and trademarks and trade names. All definite-lived intangible assets are amortized over the periods in which their economic benefits are expected to be realized. In addition to the Company's review of the carrying values of intangible assets, the Company also reviews the useful life assumptions, including the classification of certain intangible assets as 'indefinite-lived', on a periodic basis to determine if changes in circumstances warrant revisions to them.

The Company's product lines generally correspond with its reporting units which is the level at which the Company evaluates its goodwill, intangible assets and other long-lived assets for impairment. All of the Company's goodwill and intangible assets reside in the Precision Technology and Excel segments.

Impairment Charges

Impairment analyses of goodwill and indefinite-lived intangible assets are conducted in accordance with ASC 350, "Intangibles—Goodwill and Other". The Company tests its goodwill balances annually as of the beginning of the second quarter or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, the Company utilizes the two-step approach which requires a comparison of the carrying value of each of the Company's reporting units to the fair value of these reporting units. If the carrying value of a reporting unit exceeds its fair value, the Company calculates the implied fair value of the reporting unit's goodwill and compares it to the goodwill's carrying value. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. The fair value of a reporting unit is based on a discounted cash flow ("DCF") approach. The DCF approach requires that the Company forecast future cash flows for each of the reporting units and discount the cash flow streams based on a weighted average cost of capital ("WACC") that is derived, in part, from comparable companies within similar industries. The DCF calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. The carrying values of each reporting unit include assets and liabilities which relate to the reporting unit's operations. Additionally, reporting units that benefit from corporate assets or liabilities are allocated a portion of those corporate assets and liabilities on a systematic, proportional basis.

As mentioned above, the Company's indefinite-lived intangible assets represent trade names that were acquired in the August 2008 Excel acquisition. The Company assesses these indefinite-lived intangible assets for impairment on an annual basis as of the beginning of the second quarter, and more frequently if indicators are present or changes in circumstances suggest that impairment may exist. The Company will also periodically reassess these indefinite-lived intangible assets' continuing classification as indefinite-lived. The fair values of the Company's indefinite-lived intangible assets are determined using the relief from royalty method, based on forecasted revenues. If the fair value of an intangible asset is less than its carrying value, an impairment charge is recorded to reflect the difference between the carrying value and the fair value of the impaired asset.

Intangible assets with definite lives are amortized over their estimated useful lives. The carrying amounts of definite-lived intangible assets and other long-lived assets are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with ASC 360-10-35-15. The recoverability of carrying value is determined by comparison of the reporting unit's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed.

Once impairment is determined and measured, an impairment charge is recorded to reflect the difference between the carrying value and the fair value of the impaired asset. In addition to evaluating the impairment of goodwill and intangible assets, the Company also assesses its other long-lived assets for impairment in accordance with the provisions of ASC 360-10-35-15. This process is discussed above under "Property, plant and equipment."

The most recent annual goodwill and indefinite-lived intangible asset impairment test was performed as of the beginning of the second quarter of 2010, noting no impairment. The Company also undertook an impairment review of goodwill and intangible assets at the end of 2009 due to the filing for voluntary relief under Chapter 11 of the U.S. Bankruptcy Code on November 20, 2009. This review resulted in an impairment charge of approximately $1.0 million to reduce the carrying values of these assets to their fair value. Goodwill and the definite-lived customer relationship intangible asset for the Excel segment were each impaired by approximately $0.5 million. The impairment of the customer relationship intangible asset is reflected as a reduction in its gross carrying amount.

The significant downturn in the global economy experienced in 2008, and most notably in the fourth quarter of 2008, negatively impacted the Company's estimated future revenues and cash flows. The Company had performed its annual goodwill impairment test in the beginning of the second quarter noting no impairment. However, the downturn in the global economy and its effect on the Company's business, including its revenues, suggested that an impairment might exist as of December 31, 2008. Consequently, the Company undertook an impairment review of its goodwill, intangible assets and other long-lived assets (property, plant and equipment) at the end of 2008. This review led the Company to record an impairment charge of $215.1 million to reduce the carrying values of these assets to their fair value. Goodwill was impaired by $131.2 million. Intangible assets and property, plant and equipment were impaired by $78.5 million and $5.4 million, respectively. The impairments of intangible assets and property, plant and equipment have been reflected as reductions in their gross carrying amounts.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, risk of loss has passed to the customer and collection of the resulting receivable is reasonably assured. Revenue recognition requires judgment and estimates, which may affect the amount and timing of revenue recognized in any given period.

The Company follows the provisions of ASC 605-25, "Multiple Element Arrangements" for all multiple element arrangements. Under ASC 605-25, the Company assesses whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes and whether objective and reliable evidence of fair value exists for these separate units of accounting. The Company applies the residual method when objective and reliable evidence of fair value exists for all of the undelivered elements in a multiple element arrangement. When objective and reliable evidence of fair value does not exist for all of the undelivered elements in a multiple element arrangement, the Company recognizes revenue under the multiple units shipped methodology, whereby revenue is recognized in each period based upon the lowest common percentage of the products shipped in the period. This approximates a proportional performance model of revenue recognition. This generally results in a partial deferral of revenue to a later reporting period. No revenue is recognized unless one or more units of each product has been delivered.

Although certain of the Company's products contain operating and application software, the Company has determined the software element is incidental in accordance with ASC 985-605, "Software Revenue Recognition".

The Company determines the unit of accounting for certain transactions based on the guidance in ASC 985-605. In particular, multiple purchase orders may be deemed to be interrelated and considered to constitute a multiple element arrangement for accounting purposes.

Semiconductor Systems transactions are generally multiple element arrangements which may include hardware, software, installation, training, an initial standard warranty, and optional extended warranty arrangements. The Company generally designs, markets and sells these products as standard configurations. For those standard configurations where acceptance criteria, if any, exist and are demonstrated prior to shipment, revenue is recorded at the time of shipment. For those cases where acceptance criteria cannot be demonstrated prior to shipment of a product or if a significant amount of fees are due upon acceptance, the Company recognizes revenue upon customer acceptance. Acceptance is generally required for sales of Semiconductor Systems segment products to Japanese customers, sales of "New Products", which are considered by the Company, for purposes of revenue recognition determination, to be either (a) a product that is newly released to all customers, including a product which may have been existing previously, but which has been substantially upgraded with respect to its features or functionality; or, (b) the sale of an existing product to a customer who has not previously purchased that product. The Company follows a set of predetermined criteria when changing the classification of a New Product to a standard configuration whereby acceptance criteria are considered to be demonstrated at the time of shipment.

Precision Technology and Excel transactions include both single element and multiple element transactions. Multiple element transactions may include two or more products and occasionally also contain installation, training or preventative maintenance plans. Revenue is generally recognized under the multiple units shipped methodology described above.

The Company's Semiconductor Systems segment also sells spare parts and consumable items, which are not subject to acceptance criteria. Revenue for these spare parts and consumable items is generally recognized under the multiple units shipped methodology described above.

Installation is generally a routine process that occurs within a short period of time from delivery and the Company has concluded that this obligation is inconsequential and perfunctory. As such, for transactions that include installation, and for which customer acceptance has not been deemed necessary in order to record the revenue, the cost of installation is accrued at the time product revenue is recorded and no related revenue is deferred. Historically, the costs of installation have not been significant.

The initial standard warranty for product sales is accounted for under the provisions of ASC 450, "Contingencies" as the Company has the ability to ascertain the probable likelihood of the liability, and can estimate the amount of the liability. A provision for the estimated cost related to warranty is recorded to cost of goods sold at the time revenue is recognized. The Company's estimate of costs to service the warranty obligations are based on historical experience and expectations of future conditions. To the extent the Company experiences increased warranty claims or increased costs associated with servicing those claims, revisions to the estimated warranty liability are recorded as increases or decreases to the accrual at that time, with an offsetting entry recorded to cost of goods sold.

The Company also sells optional extended warranty services, and preventative maintenance contracts, at the time of their product purchase. The Company accounts for these agreements in accordance with provisions of ASC 605-20-25-3, "Separately Priced Extended Warranty and Product Maintenance Contracts" under which it recognizes the separately priced extended warranty and preventative maintenance fees over the associated period.

The Company, at the request of its customers, may at times perform professional services for its customers, generally for the maintenance and repairs of products previously sold to those customers. These services are usually in the form of time and materials based contracts which are short in their duration. Revenue for time and material services is recorded at the completion of services requested under a customer's purchase order. Customers may, at times subsequent to the initial product sale, purchase a service contract whereby services, including preventative maintenance plans, are provided over a defined period, generally one year. Revenue for such service contracts are recorded ratably over the period of the contract.

The Company typically negotiates trade discounts and agreed terms in advance of order acceptance and records any such items as a reduction of revenue. The Company's revenue recognition policy allows for revenue to be recognized under arrangements where the payment terms are 180 days or less, presuming all other revenue recognition criteria have been met. From time to time, based on the Company's review of customer creditworthiness and other factors, the Company may provide its customers with payment terms that exceed 180 days. To the extent all other revenue recognition criteria have been met, the Company recognizes revenue for these extended payment arrangements as the payments become due.

The Company has significant deferred revenue included in its accompanying consolidated balance sheets, with balances (including both current and long-term amounts) of $15.4 million and $55.8 million as of December 31, 2010 and 2009, respectively. A significant majority of these amounts relate to arrangements whereby the entire arrangement has been accounted for as deferred revenue, as there is no fair value for one or more of the undelivered elements or acceptance has not been received. Upon the final delivery or acceptance of the undelivered element(s) of the arrangement, the revenue will be recorded for that arrangement. To a much lesser extent, the deferred revenue balances relate to either: (a) the unrecognized portion of a multiple element arrangements that is being recognized into revenue over a ratable basis as associated services are performed; (b) arrangements not currently recognizable due to the arrangement not being fixed and determinable at its inception; (c) the future amortization to revenue of extended warranty contracts and preventative maintenance plans; (d) revenue deferrals for product shipments with FOB destination shipping terms; and (e) deposits from customers against future orders. The classification of deferred revenue, and deferred cost of goods sold, is based on the Company's expectations relative to when the revenue will be recognizable, based on facts known to the Company as of the date its financial statements are released.

Deferred Cost of Goods Sold

The Company defers the corresponding direct costs associated with the deferred revenue. These deferred costs have been recorded as deferred cost of goods sold, in the current and long-term sections of the accompanying consolidated balance sheets, as appropriate, and are reflected in the consolidated statements of operations as cost of goods sold when the related revenue is expected to be recognized. These costs represent the direct and incremental costs that are attributable to the product whose revenue is being deferred.

Research and Development and Engineering Costs

Internal costs relating to research and development and engineering costs incurred for new products and enhancements to existing products are expensed as incurred.

Product Warranty

The Company generally warrants its products for material and labor to repair and service the product. The Company provides for estimated warranty costs for the products at the time revenue is recognized. Warranty liabilities are based on estimated future repair costs using historical labor and material costs. The standard warranty is generally a period of up to 12 months, with the exception of two product lines, DRC Encoders and JK Lasers, both being product lines that are included in the Precision Technology segment, and which have a warranty period of 24 months. The accounting for warranty provisions is discussed further in the "Revenue Recognition" section of this Note 3.

Share-Based Compensation

The Company has stock-based compensation plans which are more fully described in Note 10 to Consolidated Financial Statements. The Company recognizes the fair value of all share-based payments to employees as expense.

Shipping & Handling Costs

Shipping and handling costs are recorded in cost of goods sold.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.6 million, $0.6 million and $0.8 million in 2010, 2009 and 2008, respectively.

Foreign Currency Translation

The financial statements of the Company and its subsidiaries outside the United States have been translated into United States dollars in accordance with ASC 830, "Foreign Currency Matters". Assets and liabilities of foreign operations are translated from foreign currencies into United States dollars at the exchange rates in effect on the balance sheet date. Sales and expenses are translated at the average exchange rate in effect for the period.

Accordingly, gains and losses resulting from translating foreign currency financial statements are reported as a separate component of other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in net income (loss) in the accompanying consolidated statements of operations. These amounts arise primarily from transactions denominated in currencies other than the functional currency.

Restructuring, Restatement Related Costs and Other Charges

In accounting for its restructuring activities, the Company follows the provisions of ASC 420, "Exit or Disposal Cost Obligations". In accounting for these obligations, the Company makes assumptions related to the amounts of employee severance, benefits, and related costs and to the time period over which facilities will remain vacant, sublease terms, sublease rates and discount rates. Estimates and assumptions are based on the best information available at the time the obligation has arisen. These estimates are reviewed and revised as facts and circumstances dictate; changes in these estimates could have a material effect on the amount previously expensed against the Company's earnings, and currently accrued on the Company's consolidated balance sheet.

The costs incurred related to third parties, including auditors, attorneys, forensic accountants, and other advisors for services performed in connection with the restatement of the Company's previously issued financial statements as reported in its Annual Report on Form 10-K for the year-ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended September 26, 2008, including, the United States Securities and Exchange Commission ("SEC") investigation, certain shareholder actions and the internal Foreign Corrupt Practices Act ("FCPA") investigation have been included within the Company's restructuring, restatement related costs and other charges in the accompanying consolidated statements of operations.

Accumulated Other Comprehensive Loss

The following table provides the details of accumulated other comprehensive loss:

	December 31,	
	2010	2009
	(In thousands)	
Foreign currency translation adjustments	$ 2,568	$ 1,867
Unrealized gain on investments, net of tax	—	568
Pension liability, net of tax	(5,997)	(5,865)
Total accumulated other comprehensive loss	$(3,429)	$(3,430)

Comprehensive Loss

The components of comprehensive loss are as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Consolidated net loss	$(639)	$(71,269)	$(203,787)
Foreign currency translation adjustments	701	2,706	(12,499)
Net unrealized gains and reclassifications of investments, net of tax(1)	(568)	488	80
Pension liability adjustments, net of tax(2)	(132)	(2,388)	797
Consolidated comprehensive loss	(638)	(70,463)	(215,409)
Less: Comprehensive income attributable to noncontrolling interest	(48)	(61)	(60)
Comprehensive loss attributable to GSI Group Inc.	$(686)	$(70,524)	$(215,469)

(1) During the years ended December 31, 2010 and 2009, the Company reclassified $0.6 million and $0.8 million, respectively, out of accumulated other comprehensive loss into net loss. There were no reclassifications during the year ended December 31, 2008. The tax effects on the components of comprehensive loss are minimal for all periods presented.

(2) During the years ended December 31, 2010, 2009 and 2008, the Company reclassified $0.3 million, $0.2 million and $0.2 million, respectively, out of accumulated other comprehensive loss into net loss. The tax effects on the components of comprehensive loss are minimal for all periods presented.

Net Income (Loss) per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. For diluted net income (loss) per common share, the denominator also includes any dilutive outstanding stock options, restricted stock awards, restricted stock units and warrants determined using the treasury stock method. Potentially dilutive securities are excluded from the diluted earnings per share computation to the extent they are anti-dilutive. Common and common share equivalent disclosures are (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Weighted average common shares outstanding—basic	23,703	15,916	14,375
Dilutive potential common shares(1)	—	—	—
Weighted average common shares outstanding—diluted	23,703	15,916	14,375
Excluded from diluted common shares calculation—weighted stock options, restricted stock awards, restricted stock units and warrants that are anti-dilutive	183	267	465

(1) Due to the Company's net loss position for each of the years ended December 31, 2010, 2009 and 2008, all potentially dilutive shares are excluded as their effect would have been anti-dilutive.

Accounting for Income Taxes

The asset and liability method is used to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. A valuation allowance is established to reduce the deferred tax assets if it is "more likely than not" that some or all of the related tax benefits will not be realized in the future. With respect to corporate earnings that are permanently reinvested offshore, the Company does not accrue tax for the repatriation of such foreign earnings.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Fair Value Measurements

On January 1, 2010, the Company adopted Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurement", which requires interim disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of purchases, sales, issuances and settlements in the Level 3 rollforward of the fair value measurements. The Company adopted the interim disclosure requirements under this ASU on January 1, 2010, with the exception of the separate presentation in the Level 3 activity rollforward, which is not effective until fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company's adoption of ASU 2010-06 did not have an impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

On April 4, 2009, the Company adopted ASC 855, "Subsequent Events", which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 originally required all companies to disclose the date through which subsequent events have been evaluated for disclosure and recognition. In February 2010, the Financial Accounting Standards Board ("FASB") issued an amendment to ASC 855 (ASU 2010-09, "Subsequent Events-Amendments to Certain Recognition and Disclosure Requirements"), which removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated for disclosure and recognition in issued and revised financial statements. ASU 2010-09 was effective for the Company immediately. The Company's adoption of ASC 855 did not have an impact on the Company's financial position, results of operations or cash flows. The Company adopted ASU 2010-09 in February 2010, but its adoption did not have an impact on its financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Revenue Recognition

In September 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements". ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC 605-25, "Multiple Element Arrangements". ASU 2009-13 provides two significant changes to the existing multiple element revenue recognition guidance. First, this guidance removes the requirement to have objective and reliable evidence of fair value for undelivered elements in an arrangement and will result in more deliverables being treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. These changes may result in entities recognizing more revenue up-front, and entities will no longer be able to apply the residual method and defer the fair value of undelivered elements. Upon adoption, each separate unit of accounting must have an estimated selling price, which can be based on management's estimate when there is no other means to determine the fair value of that undelivered item, and the arrangement consideration is allocated based on the elements' relative selling price. This accounting guidance is effective no later than fiscal years beginning on or after June 15, 2010 but may be early adopted as of the first quarter of an entity's fiscal year. Entities may elect to adopt this accounting guidance either through prospective application to all revenue arrangements entered into or materially modified after the date of adoption or through a retrospective application to all revenue arrangements for all periods presented in the financial statements. The Company is currently evaluating the impact that its adoption of ASU 2009-13 will have on its financial position, results of operations and cash flows. The Company will adopt ASU 2009-13 effective January 1, 2011 on a prospective basis.

In September 2009, the FASB issued ASU 2009-14, "Certain Revenue Arrangements that Include Software Elements". ASU 2009-14 amends existing accounting guidance for how entities account for arrangements that include both hardware and software, which typically resulted in the sale of hardware being accounted for under the software revenue recognition rules. This accounting guidance changes revenue recognition for tangible products containing software elements and non-software elements. The tangible element of the product is always outside of the scope of the software rules, and the software elements of tangible products when the software element and non-software elements function together to deliver the product's essential functionality are outside the scope of the software rules. As a result, both the hardware and qualifying related software elements are excluded from the scope of the software revenue guidance and accounted for under the revised multiple-element revenue recognition guidance. This accounting guidance is effective for all fiscal years beginning on or after June 15, 2010 with early adoption permitted. Entities must adopt ASU 2009-14 and ASU 2009-13 in the same manner and at the same time. The Company is currently evaluating the impact that its adoption of ASU 2009-14 will have on its financial position, results of operations and cash flows. The Company will adopt ASU 2009-14 effective January 1, 2011 on a prospective basis.

Goodwill Impairment

In December 2010, the FASB issued ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". ASU 2010-28 amends ASC 350-20 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Upon adoption, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units' goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. ASU 2010-28 is effective for public entities for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company will adopt ASU 2010-28 on January 1, 2011 on a prospective basis. The Company is currently evaluating the impact, if any, that its adoption of ASU 2010-28 will have on its financial position, results of operations and cash flows.

4. Business Combinations

Acquisition of Excel Technology, Inc.

On August 20, 2008, the Company acquired 78.6% of the outstanding common shares of Excel. Thereafter, the Company commenced a tender offering for all remaining Excel common shares. On August 27, 2008, the Company had obtained 92.8% of Excel's outstanding shares and performed a short form merger to acquire Excel's remaining outstanding shares. On August 29, 2008, the Company completed its acquisition of Excel for a cash purchase price of $368.7 million, including: a payment of $32.00 per outstanding common share of Excel; a payment of $32.00 less the strike price of each outstanding option for the purchase of common stock and restricted share of common stock; and transaction costs. In addition to these payments, employee termination costs totaling $18.4 million were paid to the chief executive officer and chief financial officer of Excel; these costs have not been included in the purchase price, but are included in the allocation of the purchase consideration. Excel provides complementary products, technologies, and distribution channels. The Company believes that the combined Company will provide its customers a significantly broader product offering. The

Company has initiated the integration of key operating units, and those activities are either complete or well underway. These synergistic efforts have enabled substantial cost savings initiatives. Certain integration activities were delayed due to the Company's restatement of its financial results as reported in the Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended September 26, 2008 and the Chapter 11 Cases. The Company previously expected to complete the integration of Excel with its existing operations by the end of 2010. As a result of the bankruptcy filing on November 20, 2009 and a change in the Company's Board of Directors, the previous plan is being reevaluated.

The Company accounted for the acquisition as a purchase. The Company has included Excel's results of operations with the Company's results beginning August 20, 2008. Subsequent to the acquisition of Excel, the Company established a third segment which was comprised solely of the operations of the newly acquired entity. In 2009, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. More specifically, certain portions of a specific product line within the Precision Technology segment were transferred to the Excel segment. The Company's reportable segment financial information has been restated to reflect the updated reportable segment structure for all periods presented. The Company has recorded the assets purchased and liabilities assumed (collectively, the "net assets") based on their estimated fair values at the date of acquisition. The excess of the total purchase consideration over the fair value of net assets is recorded to goodwill. The goodwill recognized on the Excel acquisition reflects synergies and other benefits expected to be realized from the combination of the two businesses following the acquisition. The goodwill recorded in connection with this acquisition is not deductible for tax purposes.

A summary of the purchase price allocation is as follows (in thousands):

Total Purchase Consideration:	
Cash paid to shareholders	$347,730
Cash paid to option holders and restricted stockholders	12,674
Transaction fees	8,307
Total Purchase Consideration	$368,711
Allocation of the Purchase Consideration:	
Cash and cash equivalents	$ 10,430
Long-term investments (auction rate securities)	24,985
Accounts receivable	20,435
Inventories	37,690
Income tax receivable	7,002
Deferred tax assets	3,442
Property, plant and equipment	33,050
Identifiable intangible assets	132,685
In-process research and development charge	12,142
Goodwill	149,941
Other assets	2,292
Total assets acquired	434,094
Accounts payable and accrued expenses	15,554
Income taxes payable	348
Deferred tax liabilities, non-current	47,541
Other liabilities	1,940
Total liabilities assumed	65,383
Net assets acquired	$368,711

The deferred tax liability primarily relates to the tax impact of future tax amortization associated with the identified intangible assets acquired, the adjustment in fair value of certain tangible assets acquired, and the difference between book and tax basis for original issue discount on the debt. The estimated taxes are based on an expected effective tax rate of 36.35%.

The Company used the income approach to determine fair value of the intangible assets. This approach calculates fair value by discounting the after-tax cash flows back to a present value. The baseline data for this analysis were based on the cash flow estimates used to price the transaction. Cash flows were forecasted for each intangible asset, and then discounted based on an appropriate discount rate. In estimating the useful life of the amortizable intangible assets, the Company considered ASC 350, "Intangibles—Goodwill and Other", Subsection 30-35-3, which lists the pertinent factors to be considered when estimating the useful life of an intangible asset. These factors included a review of the expected use by the combined company of the assets acquired; the expected useful life of any other asset (or group of assets) related to the acquired assets; legal, regulatory or other contractual provisions that may limit the useful life of an acquired asset or may enable the extension of the useful life of an acquired asset without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Definite-lived intangible assets are being amortized on a straight-line basis.

The value assigned to in-process research and development was determined using an income approach by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and had no alternative future uses. Accordingly, the Company has expensed the value of this research and development at the acquisition date. Due to the nature of the forecasts and the risks associated with the developmental projects, a discount rate of 15.0% was used to discount the net cash flows to their present value. The successful development of new products and product enhancements is subject to numerous risks and uncertainties, both known and unknown, including unanticipated delays, access to capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products and enhancements. Given the uncertainties inherent with product development and introduction, there can be no assurance that any of the combined Company's product development efforts will be successful on a timely basis or within budget, if at all. The failure of the combined Company to develop new products and product enhancements on a timely basis or within budget could harm the combined Company's results of operations and financial condition.

The following assets are the identifiable intangible assets acquired and their respective weighted average lives as of the date of acquisition (dollars in thousands):

	Amount	Weighted Average Life (Years)
Amortizable intangible assets:		
Core technology	$ 42,355	9.9
Customer relationships	44,764	11.9
Customer backlog	3,186	1.0
Non-compete agreements	8,040	2.9
Amortizable intangible assets	98,345	10.0
Non-amortizable intangible assets:		
Trade names	34,340	
Total identifiable intangible assets	$132,685	

As discussed in further detail in Note 6 to Consolidated Financial Statements, the Company undertook an impairment review of its goodwill, intangible assets and other long-lived assets (property, plant and equipment) at December 31, 2008 due to the significant downturn in the global economy in 2008, particularly in the fourth quarter. Included in the impairment charge recorded as of December 31, 2008 were impairments of the goodwill, intangible assets and fixed assets from the Company's acquisition of Excel. These assets were reduced by $114.1 million, $66.5 million and $2.1 million, respectively. In addition, the Company undertook an impairment review of its goodwill and intangible assets at December 31, 2009 due to the filing for Chapter 11 bankruptcy protection. As a result of this review, goodwill and the definite-lived customer relationship intangible asset for the Excel segment were each impaired by approximately $0.5 million.

Supplementary Pro Forma Information (Unaudited)

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Excel as if the acquisition had occurred at the beginning of the periods presented with pro forma adjustments to give effect to amortization of intangible assets, an increase in interest expense on acquisition financing and certain other adjustments together with related tax effects. The unaudited pro forma financial information excludes the material, non-recurring charge for the purchased in-process research and development charge of $12.1 million. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined Company after completion of the acquisition (in thousands, except per share amounts):

	Year Ended December 31, 2008
Sales	$ 387,255
Loss from continuing operations	(217,983)
Income from discontinued operations, net of tax	270
Gain on disposal of discontinued operations, net of tax	8,732
Net loss attributable to GSI Group Inc.	$(208,981)
Loss from continuing operations per common share—basic and diluted	$ (15.17)
Income from discontinued operations per common share—basic and diluted	0.63
Net loss attributable to GSI Group Inc. per common share—basic and diluted	$ (14.54)

5. Discontinued Operations

The Company evaluates its businesses and product lines periodically for strategic fit within its operations. On July 3, 2008, the Company entered into a definitive agreement to sell its U.S. Optics Business located in Moorpark, California and part of the Company's Precision Technology segment for $21.6 million. The sale was closed on October 8, 2008. The Company includes all current and historical earnings from the U.S. Optics Business in the income (loss) from discontinued operations on the consolidated statement of operations. The net gain of $8.7 million is reported as gain on disposal of discontinued operations, net of tax, in the accompanying consolidated statement of operations for the year ended December 31, 2008.

In accordance with ASC 360, "Impairment or Disposal of Long-Lived Assets", the following amounts related to the U.S. Optics Business have been segregated from continuing operations and included in discontinued operations, net of tax, in the consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Sales of discontinued business	$—	$ —	$10,188
Pre-tax income (loss) of discontinued business	—	(132)	495
Provision for taxes on income of discontinued business	—	—	(225)
Income (loss) from operations of discontinued business attributable to GSI Group Inc.—net of tax	—	(132)	270
Pre-tax gain on discontinued business	—	—	13,412
Provision for taxes on gain	—	—	(4,680)
Gain on discontinued business attributable to GSI Group Inc.—net of tax	—	—	8,732
Income (loss) from discontinued business attributable to GSI Group Inc.—net of tax	$—	$(132)	$ 9,002

The assets and liabilities relating to the U.S. Optics Business were segregated from other of the Company's assets and liabilities. During the year-ended December 31, 2009, the Company recorded an additional charge of $0.1 million related to discontinued operations associated with an insurance premium adjustment; however, the Company did not have any significant continuing involvement with the operations of this component after the disposal transaction. Net cash flows of the Company's discontinued operations from each of the categories of operating, investing and financing were not significant for the years ended December 31, 2010, 2009 and 2008.

6. Goodwill, Intangible Assets and Impairment Charges

Goodwill

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The change in the carrying amount of goodwill during the years ended December 31, 2010 and 2009, by reportable segment, is as follows (in thousands):

	Reportable Segment		
	Excel	Precision Technology	Total
Balance as of December 31, 2008:			
Goodwill	$ 149,941	$ 26,291	$ 176,232
Accumulated impairment of goodwill	(114,123)	(17,046)	(131,169)
	35,818	9,245	45,063
Impairment of goodwill	(485)	—	(485)
Balance as of December 31, 2009:			
Goodwill	149,941	26,291	176,232
Accumulated impairment of goodwill	(114,608)	(17,046)	(131,654)
	35,333	9,245	44,578
Balance at December 31, 2010:			
Goodwill	149,941	26,291	176,232
Accumulated impairment of goodwill	(114,608)	(17,046)	(131,654)
	$ 35,333	$ 9,245	$ 44,578

Intangible Assets

As of December 31, 2010, intangible assets consisted of the following (in thousands):

	December 31, 2010			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Amortizable intangible assets:				
Patents and acquired technology	$ 61,298	$(43,546)	$17,752	5.5
Customer relationships	33,121	(14,183)	18,938	8.4
Customer backlog	2,355	(2,355)	—	—
Non-compete agreements	4,870	(4,001)	869	0.7
Trademarks, trade names and other	5,696	(3,143)	2,553	8.2
Amortizable intangible assets	107,340	(67,228)	40,112	6.9
Non-amortizable intangible assets:				
Trade names	13,027	—	13,027	
Totals	$120,367	$(67,228)	$53,139	

As of December 31, 2009, intangible assets consisted of the following (in thousands):

	December 31, 2009			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Amortizable intangible assets:				
Patents and acquired technology	$ 61,463	$(39,807)	$21,656	6.4
Customer relationships	33,121	(11,516)	21,605	9.3
Customer backlog	2,355	(2,355)	—	—
Non-compete agreements	4,870	(2,543)	2,327	1.6
Trademarks, trade names and other	5,746	(2,852)	2,894	9.2
Amortizable intangible assets	107,555	(59,073)	48,482	7.6
Non-amortizable intangible assets:				
Trade names	13,027	—	13,027	
Totals	$120,582	$(59,073)	$61,509	

All definite-lived intangible assets are amortized on a straight-line basis over their remaining life. Amortization expense for customer relationships, customer backlog, non-compete agreements and definite-lived trademarks, trade names and other is included in operating expenses in the accompanying consolidated statements of operations and was $4.4 million, $5.8 million and $5.7 million in 2010, 2009 and 2008, respectively. Amortization expense for patents and acquired technology is included in cost of goods sold in the accompanying consolidated statements of operations and was $3.9 million, $3.9 million and $4.7 million in 2010, 2009 and 2008, respectively.

Estimated amortization expense for each of the five succeeding years and thereafter as of December 31, 2010, is as follows (in thousands):

Year Ending December 31,	Cost of Goods Sold	Operating Expenses	Total
2011	$ 3,823	$ 3,516	$ 7,339
2012	3,165	2,648	5,813
2013	3,165	2,648	5,813
2014	3,165	2,561	5,726
2015	2,065	2,391	4,456
Thereafter	2,369	8,596	10,965
Total	$17,752	$22,360	$40,112

Impairment Charges

The most recent annual goodwill and indefinite-lived intangible asset impairment test was performed as of the beginning of the second quarter of 2010 noting no impairment. No impairment charges were recorded for goodwill, intangible assets or other long-lived assets during the year-ended December 31, 2010. The Company undertook an impairment review of goodwill and intangible assets at the end of 2009 due to the filing for Chapter 11 bankruptcy protection. This review led the Company to record an impairment charge of approximately $1.0 million to reduce the carrying values of these assets to their fair value. Goodwill and the definite-lived customer relationship intangible asset for the Excel segment were each impaired by approximately $0.5 million. The impairment of the customer relationship intangible asset is reflected as a reduction in its gross carrying amount.

The results of the impairment review as of December 31, 2009 are summarized in the following table (in thousands):

	Pre-Impairment Net Carrying Value	Impairment Charge	Post-Impairment Net Carrying Value
Goodwill	$ 45,063	$ (485)	$ 44,578
Indefinite-lived intangible assets	13,027	—	13,027
Definite-lived intangible assets	49,042	(560)	48,482
Property, plant and equipment	49,502	—	49,502
	$156,634	$(1,045)	$155,589

The significant downturn in the global economy experienced in 2008, and most notably in the fourth quarter of 2008, negatively impacted the Company's estimated future revenues and cash flows. The downturn in the global economy and its effect on the Company's business, including its revenues, suggested that an impairment might exist as of December 31, 2008. Consequently, the Company undertook an impairment review of its goodwill, intangible assets and other long-lived assets (property, plant and equipment) at the end of 2008. This review led the Company to record an impairment charge of $215.1 million to reduce the carrying values of these assets to their fair value. The impairments of intangible assets and property, plant and equipment have been reflected as reductions in their gross carrying amounts. The impairment charge by segment is as follows:

- Precision Technology: $17.1 million for goodwill, $11.9 million for definite-lived intangible assets and $2.7 million for property, plant and equipment. Total impairment: $31.7 million.

- Excel: $114.1 million for goodwill, $21.3 million for indefinite-lived intangible assets, $45.2 million for definite-lived intangible assets and $2.1 million for property, plant and equipment. Total impairment: $182.7 million.
- Corporate: $0.7 million for property, plant and equipment.

The results of the impairment review as of December 31, 2008 are summarized in the following table (in thousands):

	Pre-Impairment Net Carrying Value	Impairment Charge	Post-Impairment Net Carrying Value
Goodwill	$176,232	$(131,169)	$ 45,063
Indefinite-lived intangible assets	34,341	(21,314)	13,027
Definite-lived intangible assets	115,563	(57,130)	58,433
Property, plant and equipment	59,877	(5,438)	54,439
	$386,013	$(215,051)	$170,962

Revenue and the resulting cash flows, as well as the applied discount rate that is associated with risk and the Company's cost of capital, are significant inputs in the calculation of the fair value of goodwill and intangible assets. The deterioration of certain reporting unit cash flow forecasts, and other factors, resulted in the decrease in the fair value of the Company's goodwill and intangible assets in 2009 and 2008.

The downward revision in the Company's estimated future cash flows and the increase in the rates used to discount them account for most of the impairment recorded on the Company's goodwill and intangible assets in 2008. The downward revision in the Company's estimated future cash flows for a particular Excel segment reporting unit resulted in the impairment recorded on the Company's goodwill and intangible assets in 2009. Following the Company's 2009 and 2008 impairment charges, the Company continues to maintain a significant balance in its goodwill, intangible assets and other long-lived assets. To the extent that the Company's assumptions used to value the goodwill and other intangible assets should adversely change, due to a further deterioration of the markets that the Company serves, the broader worldwide economy, or the performance of the Company's business relative to its expectations, the Company may be required to record additional impairment charges in the future.

The Company's impairment charge recorded on December 31, 2008 included a significant charge against the goodwill, intangible assets and other long-lived assets that it acquired in connection with its business combination of Excel on August 20, 2008. Specifically, the impairment charges noted above included a reduction in the acquired goodwill, intangible assets and other long-lived assets of Excel of $114.1 million, $66.5 million and $2.1 million, respectively. These impairment charges represent 76%, 50% and 6% of the respective amounts acquired in August 2008.

The Company's acquisition of Excel was finalized on August 20, 2008 pursuant to a merger agreement that was entered into as of July 9, 2008. Inherent in the Company's purchase price valuation of Excel were estimates of the future performance of Excel, including revenue and expense projections. In September 2008, shortly after the acquisition, the worldwide economies began a dramatic period in which credit was tightened and international trade declined dramatically. The significant downturn in the global economy experienced in 2008, and most notably in the fourth quarter of 2008, negatively impacted the Company's estimated future revenues and cash flows, as compared to the Company's prior estimates, including those estimates made at the time the

Company acquired Excel. Excel's 2009 unaudited actual revenues were approximately 32% lower than Excel's 2009 projected revenue at the time of the acquisition in August 2008. From the acquisition in August 2008 to December 2008, when the impairment analysis was performed, the Company reduced Excel's annual revenue projections by $50.1 to $54.5 million per year, or on average approximately 26% per year, compared to the projections used to initially value the intangible assets in Excel's purchase price allocation. During this same period of time, the Company's cost of capital increased significantly, primarily due to the increase in risk associated with an investment in the Company's equity securities. The Company's estimated cost of capital increased in the fourth quarter of 2008 after the Company announced the delayed filing of its financial results. The announcement increased the Company's risk profile and made financing more expensive, as a result of the decline in the Company's stock price, the receipt by the Company of default notices from its noteholders, and the severe economic downturn. The Company's weighted average cost of capital forms the basis of the rates used to discount the Company's cash flow forecasts which are integral to the Company's fair value estimates. The discount rates utilized to initially value the intangible assets in the purchase price allocation ranged from 10.0% to 13.0%, while the discount rates utilized in the December 31, 2008 impairment analyses of the goodwill and other intangible assets ranged from 16.5% to 17.5%.

7. Supplementary Balance Sheet Information

The following tables provide the details of selected balance sheet items as of December 31, 2010 and 2009:

Inventories

	December 31,	
	2010	2009
	(In thousands)	
Raw materials	$37,315	$34,982
Work-in-process	16,613	14,905
Finished goods	10,261	11,116
Demo inventory	1,249	3,751
Consigned inventory	1,283	842
Total inventories	$66,721	$65,596

Property, Plant and Equipment, net

	December 31,	
	2010	2009
	(In thousands)	
Cost:		
Land, buildings and improvements	$ 48,545	$ 48,577
Machinery and equipment	52,193	50,598
Total cost	100,738	99,175
Accumulated depreciation	(55,336)	(49,673)
Net property, plant and equipment	$ 45,402	$ 49,502

Depreciation expense, including amortization of demo inventory, was $7.4 million, $7.7 million and $8.5 million for 2010, 2009 and 2008, respectively.

Prepaid Expenses and Other Current Assets

	December 31,	
	2010	2009
	(In thousands)	
Prepaid expenses	$4,803	$4,565
Other current assets	777	914
Total	$5,580	$5,479

Other Accrued Expenses

	December 31,	
	2010	2009
	(In thousands)	
Accrued interest	$ 1,647	$ 2,631
Accrued warranty	3,977	3,140
Accrued professional fees	2,165	3,143
Accrued third party sales commissions	497	266
Customer deposits	1,241	1,112
Accrued restructuring, current portion	797	1,194
Accrued litigation settlements	—	403
Deferred rent, current portion	1,325	343
Accrued VAT	540	216
Other	2,528	1,599
Total	$14,717	$14,047

Accrued Warranty

	December 31,	
	2010	2009
	(In thousands)	
Balance at beginning of period	$ 3,140	$ 3,793
Charged to costs and expenses	4,359	1,831
Use of provision	(3,492)	(2,590)
Foreign currency exchange rate changes	(30)	106
Balance at end of period	$ 3,977	$ 3,140

Other Liabilities

	December 31,	
	2010	2009
	(In thousands)	
Deferred rent	$2,151	$4,039
Accrued PIK Notes	269	—
Total	$2,420	$4,039

8. Debt

12.25% Senior Secured PIK Election Notes

On the Effective Date, GSI US issued $107.0 million in aggregate principal amount of New Notes, which mature on July 23, 2014, pursuant to that certain Indenture, by and among GSI US, as issuer (the "Issuer"), the Guarantors named therein (including GSIG and MES) and The Bank of New York Mellon Trust Company, N.A., as trustee.

Interest accrues on the New Notes at a rate of 12.25% per year and is payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2010. GSI US may elect to pay the interest in cash, or, under certain conditions, by increasing the principal amount of the New Notes or issuing additional notes on the same terms and conditions as the existing New Notes ("PIK"). However, the Company is required to pay cash interest if its fixed charge coverage ratio is greater than 1.75 to 1.00. Furthermore, until the Company became current in its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and until the Company's common shares were listed on an Eligible Market (as defined in the New Indenture), the rate of interest under the New Notes was increased by an additional 2% per annum, payable by PIK beginning after August 15, 2010. Additionally, the interest rate on the New Notes may be increased under certain defaults, as defined in the New Indenture. Interest PIK notes issued and PIK payments in lieu of cash payments accrue interest at a rate of 13% per annum. The Company became current in its reporting obligations under the Exchange Act on December 13, 2010 with the filing of its Form 10-Q for the quarter-ended October 1, 2010. On February 14, 2011, the Company's common shares were listed on The NASDAQ Global Select Market under the trading symbol "GSIG". Accordingly, as of February 14, 2011, this 2% per annum additional interest penalty ceased.

The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Guarantors. The obligations of GSI US under the New Indenture and the New Notes, and each of the Guarantor's obligations under the New Indenture, are secured by a first priority perfected security interest on all of the U.S. property and assets of GSI US and of all Guarantors, including pledges of up to 66 2/3% of the stock of the foreign subsidiaries held by GSI US and the respective Guarantors.

GSI US may, at any time, redeem up to 100% of the aggregate principal amount of the New Notes (including any such notes issued after the Effective Date), in whole or in part, at a redemption price equal to 100% of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but not including, the date of redemption. To the extent the aggregate principal amount of outstanding indebtedness under a working capital facility which GSI US may enter into pursuant to the terms of the New Indenture exceeds $20 million or upon certain asset sales, GSIG or GSI US will be required to offer to use such excess working capital proceeds or excess net proceeds, as applicable, to make an offer to purchase a portion of the New Notes at 100% of the principal amount thereof, plus accrued and unpaid interest through the date of purchase.

The terms of the New Notes require GSI US, GSIG and certain of their subsidiaries to comply with covenants that restrict some of their corporate activities, including the ability of GSI US, GSIG and such subsidiaries to incur additional debt, pay dividends, create liens, make investments, sell assets, repurchase equity or subordinated debt, or engage in specified transactions with affiliates.

Noncompliance with any of the covenants without cure or waiver would constitute an event of default under the New Notes. An event of default resulting from a breach of a covenant may result, at the option of the holders, in an acceleration of the principal and interest outstanding. At any time after the occurrence and during the continuance of an event of default, the New Notes will bear interest at a rate per annum equal to the then applicable rate plus 2% per annum (the "Default Rate"). The New Notes also contain other customary events of default (subject to specified grace periods), including defaults based on events of bankruptcy and insolvency, cessation of effectiveness of certain related security documents and nonpayment of principal, interest or fees when due.

Interest expense on the New Notes for the year ended December 31, 2010 was $6.6 million, including PIK interest of $0.8 million. The PIK interest relates to the additional 2% assessment per annum as described above. As of December 31, 2010, accrued interest totaled $1.9 million, of which $1.6 million is classified as other accrued expenses and $0.3 million (PIK) is classified as other liabilities in the accompanying consolidated balance sheet as of December 31, 2010. A $0.5 million PIK note was issued in 2010 and is classified as debt in the accompanying consolidated balance sheet as of December 31, 2010.

Deferred Financing Costs

In connection with the issuance of the New Notes, the Company capitalized $1.6 million in deferred financing costs, which are included in other assets in the accompanying consolidated balance sheet as of December 31, 2010. These deferred financing costs are being amortized to interest expense on a straight-line basis over the four year contractual term of the New Notes. As of December 31, 2010, the unamortized portion of the deferred financing costs was $1.4 million. Non-cash interest expense related to the amortization of the deferred financing costs for the year-ended December 31, 2010 was $0.2 million.

Guarantees

Each Guarantor, as defined in the New Indenture, jointly and severally, unconditionally guarantees (each a "Note Guarantee" and collectively the "Note Guarantees") the due and punctual payment of the principal of and interest on the New Notes, when due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal of and interest on the New Notes, the due and punctual payment of all other Obligations, as defined in the New Indenture, and the due and punctual performance of all obligations of the Company in accordance with the terms of the New Indenture. Furthermore, each Guarantor, as defined in the New Indenture, jointly and severally, unconditionally guarantees that in the event of any extension of time of payment or renewal of any of the New Notes or any of such other Obligations, as defined in the New Indenture, with respect to the New Notes, amounts due will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise.

The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of the Company or such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the New Indenture, result in the obligations of the Company or such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets, as defined, of each Guarantor. The Note Guarantees will continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the obligations of the Guarantors is rescinded or must otherwise be returned upon the insolvency, bankruptcy or reorganization of the Company, a Guarantor or otherwise, all as though such payment had not been made.

Each Guarantor may be released from its obligations under its respective Note Guarantee and its obligations under the New Indenture upon the occurrence of certain events, including, but not limited to: (i) sale or other disposition of all or substantially all assets of such Guarantor, (ii) designation of such Guarantor as an Unrestricted Subsidiary, as defined in the New Indenture, or termination of such Guarantor's designation as a Restricted Subsidiary, as defined in the New Indenture, and (iii) satisfaction and discharge of the New Indenture or payment in full of the principal, accrued and unpaid interest on the New Notes, and all other Obligations, as defined in the New Indenture.

As of December 31, 2010, the maximum potential amount of future payments the Guarantors could be required to make under the Note Guarantees is the principal amount of the New Notes plus all unpaid, but accrued interest thereon, including all PIK and Default Rate interest. However, as of December 31, 2010, the Guarantors are not expected to be required to perform under the Note Guarantees.

Security Agreement

On the Effective Date and in connection with the New Indenture, GSI US entered into a Security Agreement (the "Security Agreement") with the Guarantors and the Trustee, as collateral agent thereunder, pursuant to which GSI US and the Guarantors, as grantors under the Security Agreement, provided for the grant of a first priority perfected security interest in all (except as otherwise provided therein) of the U.S. property and assets of GSI US and each Guarantor to secure GSI US's obligations under the New Indenture and the New Notes and each Guarantor's obligations under the New Indenture, including pledges of up to 66 2/3% of the stock of the foreign subsidiaries held by GSI US and the respective Guarantors.

Mortgages

In connection with the Security Agreement and as required thereby, Synrad, Inc. ("Synrad"), Control Laser Corporation ("Control Laser") and Photo Research, Inc. ("Photo Research"), each a subsidiary of the Company, entered into an Open-End Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of July 23, 2010, in favor of or for the benefit of the Trustee, wherein Synrad, Control Laser and Photo Research mortgaged, granted, bargained, assigned, sold and conveyed their respective interest in the property located in Mukilteo, Washington; Orlando, Florida; and Los Angeles, California, respectively, to secure (a) the payment of all of the obligations of the Issuer and the Guarantors under the New Indenture, the respective mortgages and the other Security Documents (as defined in the respective mortgage), and (b) the performance of all terms, covenants, conditions, provisions, agreements and liabilities contained in the New Indenture, the respective mortgage and the other Security Documents.

2008 Senior Notes

On August 20, 2008 (the "Closing Date"), the Company issued to various investors $210.0 million of 11% unsecured senior notes due 2013 pursuant to the terms of an indenture (the "2008 Senior Note Indenture"), along with detachable warrants (the "Warrants") for the purchase of 1,960,840 of the Company's common shares, for collective net proceeds to the Company of $203.5 million. The proceeds were used to fund a portion of the Company's acquisition of Excel, and the 2008 Senior Notes carried a fixed interest rate of 11.0%. The Warrants were net exercised by the holders in October 2008, in exchange for 1,952,832 common shares of the Company. The Company ascribed a fair value to the Warrants in the amount of $26.3 million as of the Closing Date and recognized this amount as debt discount that was being amortized over the term of the 2008 Senior Notes. The fair value was based upon the Black-Scholes option pricing model, assuming a risk-free interest rate of 3.0%, an expected term of 5.0 years, a volatility rate of 85.0% and a 0.0% dividend yield. In addition, the Company incurred $6.5 million in issuance fees.

As discussed in Note 1 to Consolidated Financial Statements, GSIG and two of its wholly-owned United States subsidiaries filed for bankruptcy on November 20, 2009. Accordingly, the 2008 Senior Notes were classified as a liability subject to compromise in accordance with ASC 852 in the Company's accompanying consolidated balance sheet as of December 31, 2009, until the Company's emergence from bankruptcy on July 23, 2010.

In accordance with the reclassification of the 2008 Senior Notes after the November 20, 2009 bankruptcy filing to liabilities subject to compromise, the Company recorded write-offs related to the remaining unamortized portion of the discount attributable to the Warrants and deferred debt financing costs in order to record the 2008 Senior Notes at the expected amount of the allowed claims. On November 20, 2009, the aggregate amount of the write-off related to the remaining unamortized portion of the discount attributable to the Warrants totaled $21.4 million, while the write-off related to the remaining unamortized portion of the deferred debt financing costs totaled $4.9 million. Both the write-off related to the remaining unamortized portion of the debt discount attributable to the Warrants and the write-off related to the deferred debt financing costs were recorded as reorganization items during the year ended December 31, 2009. For the years ended December 31, 2010, 2009 and 2008, the total amount recorded to interest expense related to the 2008 Senior Notes, including accretion of the debt discount attributable to the Warrants and amortization of the debt issuance costs, was $13.1 million, $27.7 million and $10.2 million, respectively.

During the third quarter of 2008, the Company failed to timely file its annual and quarterly reports. Pursuant to a Registration Rights Agreement (the "RRA") with the Warrant holders, the Company notified the Warrant holders that it was indefinitely suspending its registration statement on Form S-3. Under the RRA, monetary penalties accrued and were payable to the Warrant holders for failure to maintain an effective registration statement, subject to certain terms and conditions more specifically set forth therein. The Company incurred penalties under the RRA beginning in the fourth quarter of 2008 through the date of the Company's filing for Chapter 11 bankruptcy protection on November 20, 2009. Through November 20, 2009, the Company had accrued the maximum penalty due under the RRA of $3.8 million. However, as a result of the Company's filing for Chapter 11 bankruptcy protection on November 20, 2009, the Company reversed the existing balance of the Warrant penalty accrual as part of its reclassification of the 2008 Senior Notes as liabilities subject to compromise.

Pursuant to the Final Chapter 11 Plan, on July 23, 2010 upon emergence from bankruptcy, $74.9 million of the 2008 Senior Notes were repaid in cash, $28.1 million were exchanged for approximately 5.2 million common shares, and the remaining $107.0 million were cancelled and replaced by the New Notes. In addition, the Company paid $21.7 million of accrued interest on the Effective Date, of which $6.0 million had been classified as a liability subject to compromise as of December 31, 2009 and $15.7 million had accrued from November 20, 2009 to July 23, 2010.

Fair Value of Debt

The Company emerged from bankruptcy with $107.0 million of 12.25% Senior Secured PIK Election Notes, which mature on July 23, 2014 (the "New Notes"). Since the date the New Notes were issued, trading activity with respect to New Notes has been limited. As of December 31, 2010, the estimated fair value of the Company's New Notes approximated $113.4 million. This fair value estimate represents the value at which the Company estimates the lenders could trade the debt within the financial markets, and does not represent the settlement value of these long-term debt liabilities to the Company. The fair value of the New Notes will continue to fluctuate each period and these fluctuations may have little to no correlation to the Company's outstanding debt balances. The Company estimated the fair value of the New Notes based on quoted market prices for comparable issues. Fair value estimates are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

No public trades occurred in the 2008 Senior Notes during the year-ended December 31, 2009. The Company engaged in ongoing negotiations regarding the value of the 2008 Senior Notes and an appropriate restructuring plan throughout this time period with the lender group and others. Thus, although the actual value of the 2008 Senior Notes may have varied materially if trading had taken place, the Company estimates that the fair value of the 2008 Senior Notes as of December 31, 2009 was its associated par value.

9. Stockholders' Equity

Stock Split

On December 29, 2010, the Company effected a one-for-three reverse stock split. All share data and per share amounts have been retroactively adjusted for the reverse stock split in the accompanying consolidated financial statements and notes thereto for all periods presented.

Capital Stock

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. Holders of common shares are entitled to one vote per share. Holders of common shares are entitled to receive dividends, if and when declared by the Board of Directors, and to share ratably in its assets legally available for distribution to the stockholders in the event of liquidation. Holders of common shares have no redemption or conversion rights.

Warrants

As discussed in Note 8, in August 2008 the Company issued Warrants which were later net exercised in October 2008 for an aggregate of 1,952,832 common shares.

Shareholders Rights Plan

At the annual meeting of shareholders held on May 15, 2008, shareholders approved a resolution approving the continuation, amendment and restatement of the Company's shareholders rights plan.

Prior to the 2008 annual meeting of shareholders, the Board of Directors of the Company approved an amended and restated shareholder rights plan agreement to be dated May 15, 2008 (the "Rights Plan"), if approved by shareholders at such meeting. The Rights Plan was originally approved by the Company's shareholders on May 26, 2005 and its continued existence had to be approved and confirmed by independent shareholders on or before the date of the Company's 2008 annual meeting of shareholders or the Rights Plan would expire.

The amended and restated shareholder rights plan created a right (which was only to be triggered if a person or a control group acquired 20% or more of the Company's issued and outstanding publicly traded common shares) for each shareholder, other than the acquiring person or its associates or affiliates, to acquire additional common shares of the Company at one-half of the then market price at the time of exercise. The net effect of an exercise was to dilute the prospective acquirer's share position, and inhibit a change of control event unless the Rights Plan was withdrawn or the buyer made a bid that was permitted by the terms of the plan.

The Rights Plan was intended to give the Company's Board of Directors more time and control over any sale process and increase the likelihood of maximizing shareholder value. The Rights Plan was cancelled in connection with the Company's emergence from the Chapter 11 proceedings.

Stock Repurchase Plan

In December 2005, the Company's Board of Directors authorized a stock repurchase program providing for the repurchase of up to $15.0 million in shares of the Company's common shares. In February 2008, the Company's Board of Directors authorized an increase in the stock repurchase program up to a total of $40.0 million. The Company repurchased and retired 257,489 shares, 272,277 shares, and 127,100 shares in 2008, 2007, and 2006, respectively, at an aggregate cost of $6.4 million, $7.8 million, and $3.8 million, respectively. The program was suspended in May 2008 as a result of the Company's decision to acquire Excel. In connection with the Chapter 11 Cases, the stock repurchase program was cancelled. Accordingly, no amounts remain available for future Company purchases under this program.

10. Share-Based Compensation

Equity Compensation Plans

As of December 31, 2010, the Company has one active equity compensation plan under which it may grant stock-based compensation awards to employees, consultants and directors. The Company has other plans under which there are awards outstanding, but under which no further awards may be made as such plans were cancelled upon the Company's emergence from bankruptcy on July 23, 2010.

2010 Incentive Award Plan

On November 23, 2010, the Company's shareholders approved the Company's 2010 Incentive Award Plan (the "2010 Incentive Plan"). The 2010 Incentive Plan had previously been approved and adopted by the Company's Board of Directors on October 13, 2010, subject to the approval of the Company's shareholders. Pursuant to the Final Chapter 11 Plan, the Company's previous equity incentive plans were cancelled upon the Company's emergence from bankruptcy on July 23, 2010. The Final Chapter 11 Plan required the Company to establish and implement a new management incentive plan under which shares in an amount not to exceed 8% of the fully-diluted common stock will be reserved for issuance thereunder. The maximum number of shares which can be issued pursuant to the 2010 Incentive Plan is 2,898,613, subject to adjustment as set forth in the 2010 Incentive Plan. The 2010 Incentive Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights, deferred stock, deferred stock units, dividend equivalents, performance awards and stock payments (collectively referred to as "Awards") to employees, consultants and directors. The 2010 Incentive Plan provides for specific limits on the number of shares that may be subject to different types of Awards and the amount of cash that can be paid with respect to different types of Awards. The 2010 Incentive Plan will expire and no further Awards may be granted after October 13, 2020, the tenth anniversary of its approval by the Company's Board of Directors. During the year-ended December 31, 2010, the Company granted 333,334 time-based restricted stock units under the 2010 Incentive Plan. As of December 31, 2010, there are 2,565,279 shares available for future issuance under the 2010 Incentive Plan.

Restricted stock units represent the right to receive common shares or the fair market value of such shares in cash at a specified date in the future, subject to forfeiture of such right. The purchase price for restricted stock units will be determined by the administrator of the plan on an award-by-award basis. Deferred stock units entitle the recipient thereof to receive one share of common stock on the date such deferred stock unit becomes vested and other conditions are removed or expire, if applicable or upon a specified settlement date thereafter. Deferred stock units are typically awarded without payment of consideration. Generally, options and stock appreciation rights granted will have an exercise price of not less than 100% of the fair market value of the Company's common stock on the date granted and will have a contractual term of not more than ten years from the date granted. Additionally, options can be exercisable in whole or in part, with the exception of fractional shares, and potentially subject to a minimum number of shares. The option exercise price may be paid in cash, by check, shares of common stock which have been held by the option broker, through a broker-assisted cashless exercise, a loan or such other methods as the administrator of the plan may accept from time to time. The administrator of the plan may substitute stock appreciation rights for options granted under the 2010 Incentive Plan at any time prior to or upon exercise of options.

Shares subject to Awards that have expired, been forfeited or settled in cash, or repurchased by the Company by reason of a forfeiture provision may be added back to the 2010 Incentive Plan and may be granted as new Awards. Shares that are used to pay the exercise price for an option, shares withheld to pay taxes, shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and shares purchased on the open market with the cash proceeds from the exercise of options will be cancelled and will not be added back to the number of shares available for grant under the 2010 Incentive Plan. Shares issued to satisfy awards under the 2010 Incentive Plan may be previously authorized but unissued shares or shares bought on the open market or otherwise.

The table below summarizes activity relating to restricted stock units issued and outstanding under the 2010 Incentive Plan during the year-ended December 31, 2010:

	Restricted Stock Units (In thousands)	Market Price Per Share	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period in Years	Aggregate Intrinsic Value(1) (In thousands)
Unvested at December 31, 2009	—	$ —	$ —		
Granted	333	9.87	9.87		
Vested	—	—	—		
Forfeited	—	—	—		
Unvested at December 31, 2010	333	$9.87	$9.87	1.97 years	$3,527
Exercisable at December 31, 2010	—	—	—	—	—
Expected to vest as of December 31, 2010	333	$9.87	$9.87	1.97 years	$3,527

(1) The aggregate intrinsic value is calculated based on the fair value per share of the Company's common stock on December 31, 2010 of $10.58 due to the fact that the restricted stock units carry a $0 purchase price.

2006 Equity Incentive Plan

On May 15, 2006, shareholders of the Company approved the 2006 Equity Incentive Plan which provided for the sale or grant of various awards of, or the value of, the Company's common shares including stock options, stock appreciation rights, restricted stock and performance shares and units, performance-based awards, and stock grants, to officers, directors, employees and certain consultants to the Company. From 2006 through the date of plan cancellation, the Company had issued only restricted stock in the form of time and performance-based grants to senior executives, key employees and directors under this plan. It is the Company's policy to issue new shares for awards issued pursuant to the 2006 Equity Incentive Plan. The maximum number of shares which could have been issued pursuant to the 2006 Equity Incentive Plan was 3,135,333 shares, including a 833,333 share increase as approved by the Company's shareholders at the May 2008 annual meeting, and subject to adjustment in the event of certain corporate events and reduced by the number of shares already issued pursuant to awards under the Company's 1992 and 1995 Equity Incentive Plans. The plan had a ten-year term. All unvested restricted stock awards and unexercised options to purchase shares of common stock related to the Company's 2006 Equity Incentive Plan that were outstanding on the date of the Company's emergence from bankruptcy were assumed by the reorganized Company upon emergence, other than those held by the Company's directors who did not continue as members of the reorganized Company's Board of Directors following emergence. Such assumed restricted stock awards and options will be honored by the Company as if they had originally been granted for the issuance of the Company's post-emergence common shares. The Company's 2006 Equity Incentive Plan was cancelled upon the Company's emergence from bankruptcy. Accordingly, no shares remain available for future issuance under this plan.

The table below summarizes activity relating to restricted stock awards issued and outstanding under the 2006 Equity Incentive Plan during the year-ended December 31, 2010:

	Restricted Stock Awards (In thousands)	Weighted Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2009	254	$15.20
Granted	12	$ 6.90
Vested	(146)	$23.11
Forfeited	(89)	$ 4.03
Nonvested restricted stock at December 31, 2010	31	$ 6.80

The weighted-average grant date fair value per share of the restricted stock awards granted in 2010, 2009 and 2008 was $6.90, $1.83 and $23.73, respectively. The total fair value of restricted stock awards that vested in 2010, 2009 and 2008, based on the market price of the underlying stock on the day of vesting, was $1.0 million, $0.2 million and $2.3 million, respectively.

Other Incentive Compensation Plans

Prior to the Company's emergence from bankruptcy, the Company had several stock option plans with outstanding grants that pre-dated the 2006 Equity Incentive Plan. In 2005, the unvested options were accelerated. No new options were to be granted under pre-2006 equity plans. All unexercised options to purchase shares of common stock related to the Company's pre-2006 equity plans that were outstanding on the date of the Company's emergence from bankruptcy were assumed by the reorganized Company upon emergence, other than those held by the Company's directors who did not continue as members of the reorganized Company's Board of

Directors following emergence. Such assumed options will be honored by the Company as if they had originally been granted for the issuance of the Company's post-emergence common shares. All of the Company's pre-2006 equity plans were cancelled upon the Company's emergence from bankruptcy. Accordingly, no shares remain available for future issuance under these plans.

The table below summarizes activity relating to options outstanding under the pre-2006 equity plans during the year ended December 31, 2010:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2009	88	$29.47	1.24 years	$—
Granted	—	—		
Exercised	—	—		
Forfeited and expired	(81)	$29.65		
Outstanding at December 31, 2010	7	$27.32	0.48 years	$—
Exercisable at December 31, 2010	7	$27.32	0.48 years	$—

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of common shares for the options that were in-the-money at December 31, 2010. There were no in-the-money shares at December 31, 2010.

No options were exercised during the years ended December 31, 2010 or 2009. The intrinsic value of options exercised during the year ended December 31, 2008 was less than $0.1 million.

The following summarizes outstanding and exercisable options as of December 31, 2010:

Exercise Prices	Number of Shares (In thousands)	Weighted Average Remaining Term (In years)	Weighted Average Exercise Price
$26.49	3	0.85	$26.49
$28.08	4	0.14	$28.08
	7	0.48	$27.32

Other Issuances

On September 2, 2010, the Company granted 83,337 deferred stock units to the members of its Board of Directors at a weighted average grant date fair value of $6.66 per share. The deferred stock units were issued pursuant to standalone award agreements that are independent of an equity incentive plan. Each deferred stock unit represents the right to receive one common share of the Company on the date of termination of the holder's service with the Company's Board of Directors. The deferred stock units were fully vested and nonforfeitable on the date of grant. Accordingly, the associated compensation expense was recognized in full on the date of grant. The Company recognized approximately $0.6 million of compensation expense related to the deferred stock units during the year-ended December 31, 2010 based on the grant date fair value of $6.66 per share. The grant date fair value was determined based on the closing market price of the Company's common stock on the date of grant. The expense associated with the Company's deferred stock units is reported within selling, general and administrative expense in the accompanying consolidated statement of operations for the year-ended December 31, 2010.

Share-Based Compensation Expense

The Company recognized share-based compensation expense totaling $1.9 million, $2.1 million and $2.8 million during the years ended December 31, 2010, 2009 and 2008, respectively. Stock compensation expense is primarily included in selling, general, and administrative expense in the Company's consolidated statements of operations and as an increase to additional paid-in capital on the Company's consolidated balance sheets. As the awards granted during 2010, 2009 and 2008 are issuable to the holder, subject to vesting provisions, with no consideration payable by the holder, the grant date fair value per share is based on the quoted price of the Company's common stock on the date of the grant and is generally the basis for which compensation expense is recognized. For awards that vest based solely on service conditions, the Company recognizes compensation expense on a straight-line basis over the requisite service period, which is generally from the grant of the awards through the end of the vesting period. For awards with vesting that is contingent upon the achievement of performance conditions, the Company recognizes compensation expense on a straight-line basis over the requisite service period, which is generally from the grant of the awards through the end of the vesting period, for each separately vesting tranche of the award. The Company reduces the compensation expense by an estimated forfeiture rate which is based on actual experience. The Company assesses the likelihood that performance-based shares will be earned based on the probability of meeting the performance criteria. For those performance-based awards that are deemed probable of achievement, expense is recorded, and for those awards that are deemed not probable of achievement, no expense is recorded. The Company assesses the probability of achievement each quarter.

Restricted stock awards and restricted stock units have generally been issued with a three-year vesting period. The deferred stock units granted in 2010 pursuant to standalone award agreements were fully vested and nonforfeitable on the date of grant. Accordingly, the associated compensation expense of approximately $0.6 million, based on the grant date value of $6.66 per share, was recognized in full on the date of grant in 2010. Additionally, during 2010, the Company recognized approximately $0.4 million of compensation expense upon the acceleration of vesting of all outstanding but unvested restricted stock awards that had been previously granted to the Company's former Chief Executive Officer as of the effective date of termination on May 25, 2010. Approximately $0.2 million of the compensation expense recognized during the years ended December 31, 2010 and 2009 relates to awards granted under the 2006 Equity Incentive Plan that were accounted for as share-based liabilities under ASC 718 until settled, forfeited or reclassified. The share-based liabilities related to the Company's obligations arising from its commitment to issue shares of restricted stock and common stock to the members of its pre-emergence Board of Directors as compensation for their services provided as members of the Company's Board of Directors. In connection with the Company's emergence from bankruptcy, such obligations were either settled through the issuance of common shares, forfeited due to the termination of service or reclassified to additional paid-in capital. Accordingly, no share-based liability remains as of December 31, 2010. The associated liability is reported within other accrued expenses in the accompanying consolidated balance sheet as of December 31, 2009. The expense associated with the Company's share-based liabilities is reported within selling, general and administrative expense in the accompanying consolidated statements of operations for the years ended December 31, 2010 and 2009. No awards were accounted for as share-based liabilities during the year-ended December 31, 2008.

As of December 31, 2010, the Company's outstanding equity awards for which compensation expense will be recognized in the future consist of time-based restricted stock units granted under the 2010 Incentive Plan and time-based restricted stock awards granted under the 2006 Equity Incentive Plan. The Company expects to record aggregate compensation expense of $3.4 million, including an estimate of forfeitures, subsequent to December 31, 2010, over a weighted average period of 1.92 years, for all outstanding equity awards.

11. Employee Benefit Plans

U.K. Defined Benefit Pension Plan

The Company maintains a pension plan in the United Kingdom that consists of two components: the Final Salary Plan (the "U.K. Plan"), which is a defined benefit plan, and the Retirement Savings Plan, which is a defined contribution plan. In 1997, membership to the U.K. Plan was closed and in 2003 the Company was allowed to stop accruing additional benefits to the participants. Benefits under the U.K. Plan were based on the employees' years of service and compensation. Most of the beneficiaries of this plan are no longer employed by the Company.

Pension and other benefit costs reflected in the accompanying consolidated statements of operations are based on a projected benefit method of valuation. Within the accompanying consolidated balance sheets, pension plan benefit liabilities are included in accrued pension liability.

The net periodic pension cost (benefit) for the U.K. Plan includes the following components:

	2010	2009	2008
		(In thousands)	
Components of the net periodic pension cost (benefit):			
Service cost	$ —	$ —	$ —
Interest cost	1,447	1,334	1,609
Expected return on plan assets	(1,467)	(1,310)	(1,814)
Amortization of the unrecognized transition obligation (asset)	—	—	—
Amortization of prior service cost (credit)	—	—	—
Amortization of (gain) loss	204	146	90
Net periodic pension cost (benefit)	$ 184	$ 170	$ (115)

The actuarial assumptions used to compute the net periodic pension cost (benefit) for the U.K. Plan were as follows:

	2010	2009	2008
Weighted-average discount rate	5.8%	6.0%	5.8%
Weighted-average rate of compensation increase	—	—	—
Weighted-average long-term rate of return on plan assets	6.5%	6.7%	7.3%

The actuarial assumptions used to compute the funded status for the U.K. Plan were as follows:

	2010	2009
Weighted-average discount rate	5.3%	5.8%
Weighted-average rate of compensation increase	—	—
Rate of inflation	3.2%	3.6%
Weighted-average long-term rate of return on plan assets	5.9%	6.5%

The discount rate used is derived from plotting a trend curve base on the yields on all AA corporate bonds at durations up to 15 years, with the iBoxx series of Corporate Bond indices as of December 31, 2010. This was then extrapolated beyond 15 years, taking into account the trend for gilts and swaps. The discount rate was then set to reflect the expected cash flows from the plan.

The inflation assumption has been derived from the difference between the yield on government fixed interest and index-linked gilts at December 31, 2010 adjusted by 0.2% to reflect possible distortions due to supply and demand and an inflation risk premium.

The overall expected rate of return on assets assumption has been derived by calculating the weighted average of the expected rate of return for each asset class. Fixed interest securities are based on current market yields, equities and alternative assets are based on an additional return of 3.25% above U.K. government securities, and cash is based on the current Bank of England base rate.

The liabilities were calculated using a rollforward method, using the membership data provided for the 2009 valuation and updated for known movements and pension increases.

The following table provides a reconciliation of benefit obligations and plan assets of the U.K. Plan (in thousands):

	2010	2009
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$25,947	$20,819
Service cost	—	—
Interest cost	1,447	1,334
Actuarial (gains)/losses	1,297	2,257
Benefits paid	(603)	(610)
Foreign currency exchange rate changes	(747)	2,147
Projected benefit obligation at end of year	$27,341	$25,947
Accumulated benefit obligation	$27,341	$25,947
Change in plan assets:		
Fair value of plan assets at beginning of year	$22,372	$18,069
Actual return on plan assets	2,366	2,424
Employer contributions	2,212	622
Benefits paid	(603)	(610)
Foreign currency exchange rate changes	(637)	1,866
Fair value of plan assets at end of year	$25,710	$22,371
Funding status at end of year	$(1,631)	$(3,576)
Amount recognized in the financial statements consists of:		
Accrued pension liability	$ 1,631	$ 3,576
Amounts included in accumulated other comprehensive income (loss) not yet recognized in periodic pension cost (benefit)	$(5,555)	$(5,523)
Amounts expected to be amortized from accumulated other comprehensive income (loss) into net periodic pension costs over the next fiscal year consists of		
Net actuarial loss	$ 217	$ 209
Net transition obligation	—	—

The Company's overall objective is to invest in a portfolio of diversified assets, primarily through the use of institutional collective funds, to achieve long-term growth. The strategic asset allocation uses a combination of risk controlled and index strategies in fixed income and global equities. The target allocations are approximately 50% to funds investing in global equities, approximately 30% to funds investing in global bonds, approximately 16% to alternative assets (including commodities, private equity and debt, real estate, infrastructure, hedge funds and currency funds), and approximately 4% in cash. The plan maintains enough liquidity at all times to meet the near-term benefit payments.

The following table reflects the total expected benefit payments to the U.K. Plan participants as of December 31, 2010. These payments have been estimated based on the same assumptions used to measure the Company's benefit obligation at year end (in thousands):

2011	$ 560
2012	453
2013	481
2014	857
2015	826
2016-2020	5,817
Total	$8,994

In the U.K., funding valuations are conducted every three years in order to determine the future level of contributions. The Company's latest funding valuation was completed in October 2010. Based on the results of the valuation, the Company increased its annual contributions to the U.K. Plan from approximately $0.6 million to $0.8 million for a period of 10 years and 5 months beginning September 2010, including an additional one-time lump-sum payment of approximately $1.6 million, of which $0.8 million was paid in September 2010 and $0.8 million was paid in December 2010.

Japan Defined Benefit Pension Plan

The Company maintains a tax qualified pension plan in Japan that covers the majority of the Company's Japanese employees. The Company deposits funds in various fiduciary-type arrangements and/or purchases annuities. Benefits are based on years of service and the employee's compensation at retirement. Employees with less than twenty years of service to the Company receive a lump sum benefit payout. Employees with twenty or more years of service to the Company receive a benefit that is guaranteed for a certain number of years. Participants may, under certain circumstances, receive a benefit upon termination of employment.

Pension and other benefit costs reflected in the accompanying consolidated statements of operations are based on a projected benefit method of valuation. Within the accompanying consolidated balance sheets, pension plan benefit liabilities are included in accrued pension liability.

The assumptions that are used to value the costs and obligations of the plan reflect the Japanese economic environment. The Company continues to fund the plan sufficient to meet current benefits as well as fund a portion of future benefits as permitted by regulatory authorities. An actuarial valuation of the plan was conducted as of December 31, 2010, 2009 and 2008.

The net periodic pension cost (benefit) for the Japan defined benefit pension plan includes the following components:

	2010	2009	2008
	(In thousands)		
Components of the net periodic pension cost (benefit):			
Service cost	$194	$251	$214
Interest cost	24	32	26
Expected return on plan assets	(1)	(2)	(5)
Amortization of the unrecognized transition obligation (asset)	70	70	72
Amortization of prior service cost (credit)	—	—	—
Amortization of (gain) loss	—	—	—
Settlement (gain) loss	—	(14)	—
Curtailment (gain) loss	—	130	—
Net periodic pension cost (benefit)	$287	$467	$307

The actuarial assumptions used to compute the net periodic pension cost (benefit) for the Japan defined benefit pension plan were as follows:

	2010	2009	2008
Weighted-average discount rate	1.3%	1.6%	1.7%
Weighted-average rate of compensation increase	3.0%	3.0%	3.0%
Weighted-average long-term rate of return on plan assets	0.1%	0.3%	0.8%

The actuarial assumptions used to compute the funded status for the Japan defined benefit pension plan were as follows:

	2010	2009
Weighted-average discount rate	1.3%	1.3%
Weighted-average rate of compensation increase	3.0%	3.0%
Weighted-average long-term rate of return on plan assets	0.1%	0.3%

The estimates are based on actuarially computed best estimates of pension asset long-term rates of return and long-term rate of obligation escalation. Variances between these estimates and actual experience are amortized over the employees' average remaining service life.

The most recent actuarial valuation of the plan was performed as of December 31, 2010. This valuation includes the actuarial present value of the pension benefit obligation. The following table provides a reconciliation of benefit obligations and plan assets of the Japan defined benefit pension plan (in thousands):

	2010	2009
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 1,805	$ 2,112
Service cost	194	251
Interest cost	24	32
Curtailments	—	(13)
Settlements	—	(490)
Actuarial (gains)/losses	(22)	(40)
Benefits paid	(101)	—
Foreign currency exchange rate changes	242	(47)
Projected benefit obligation at end of year	$ 2,142	$ 1,805
Accumulated benefit obligation	$ 1,698	$ 1,422
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 543	$ 836
Actual return on plan assets	(9)	(8)
Employer contributions	216	225
Settlements	—	(490)
Benefits paid	(101)	—
Foreign currency exchange rate changes	80	(20)
Fair value of plan assets at end of year	$ 729	$ 543
Funding status at end of year	$(1,413)	$(1,262)
Amount recognized in the financial statements consists of:		
Accrued pension liability	$ 1,413	$ 1,262
Amounts included in accumulated other comprehensive income (loss) not yet recognized in periodic pension cost (benefit)	$ (301)	$ (312)
Amounts expected to be amortized from accumulated other comprehensive income (loss) into net periodic pension costs over the next fiscal year consists of		
Net actuarial gain	$ —	$ —
Net transition obligation	75	66

The following table reflects the total expected benefit payments to plan participants as of December 31, 2010. These payments have been estimated based on the same assumptions used to measure the Company's benefit obligation for the Japan defined benefit pension plan at year end (in thousands):

2011	$ 137
2012	145
2013	153
2014	232
2015	158
2016-2020	1,147
Total	$1,972

The Company anticipates that contributions to the plan in 2011 will be $0.3 million. The plans investment strategy is low risk with preservation of principal as the primary objective. Plan assets are held in insurance related investments. There was no significant change in the investment strategy of this plan during 2010, 2009 or 2008.

Fair Value of Plan Assets

The following table summarizes the fair values of the Company's U.K. pension plan assets as of December 31, 2010 by asset category (in thousands):

	U.K. Defined Benefit Pension Plan			
Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Equity:				
Equity securities(1)	$ 1,477	$ —	$ 1,477	$—
Mutual Funds:				
Balanced(2)	11,022	—	11,022	—
Growth(3)	11,144	—	11,144	—
Fixed Income:				
Debt securities(4)	350	—	350	—
Cash	1,717	1,717	—	—
Total	$25,710	$1,717	$23,993	$—

(1) This class comprises a diversified portfolio of global equities in various industries which seek long-term growth to match the long-term nature of pension fund liabilities.
(2) This class comprises a diversified portfolio of global investments which seeks a balanced return between capital growth and fixed income and is allocated as follows: equities (44%-49%), debt (28%-29%), other assets (18%-23%) and cash (4%-5%)
(3) This class comprises a diversified portfolio of global investments which seeks long-term capital growth and is allocated as follows: equities (56%-65%), other assets (18%-28%), debt (14%), and cash (2%-3%).
(4) This class represents a passively managed index fund investing primarily in government or other public securities issued by the government of the U.K.

The table above presents the fair value of the U.K. Plan assets in accordance with the fair value hierarchy. Certain pension plan assets are measured using net asset value per share (or its equivalent) and are reported as a level 2 investment above due to the Company's ability to redeem its investment either at the balance sheet date or within limited time restrictions.

The following table summarizes the fair values of the Company's Japan defined benefit pension plan assets as of December 31, 2010 by asset category (in thousands):

	Japan Defined Benefit Pension Plan			
Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Insurance contracts(1)	$729	$—	$729	$—
Total	$729	$—	$729	$—

(1) This class represents funds invested in insurance contracts.

The following table summarizes the fair values of the Company's U.K. pension plan assets as of December 31, 2009 by asset category (in thousands):

	U.K. Defined Benefit Pension Plan			
Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Equity securities(1)	$16,979	$ —	$16,979	$—
Debt securities(2)	1,249	—	1,249	—
Property(3)	1,998	—	1,998	—
Cash	2,145	2,145	—	—
Total	$22,371	$2,145	$20,226	$—

(1) This class comprises a diversified portfolio of global equities in various industries which seek long-term growth to match the long-term nature of pension fund liabilities.
(2) This class represents a passively managed index fund investing primarily in government or other public securities issued by the government of the U.K.
(3) This class represents a property investment trust focused on maintaining a balanced U.K. commercial property portfolio.

The table above presents the fair value of the U.K. Plan assets in accordance with the fair value hierarchy. Certain pension plan assets are measured using net asset value per share (or its equivalent) and are reported as a level 2 investment above due to the Company's ability to redeem its investment either at the balance sheet date or within limited time restrictions.

The following table summarizes the fair values of the Company's Japan defined benefit pension plan assets as of December 31, 2009 by asset category (in thousands):

	Japan Defined Benefit Pension Plan			
Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Insurance contracts(1)	$543	$—	$543	$—
Total	$543	$—	$543	$—

(1) This class represents funds invested in insurance contracts.

Defined Contribution Plans

The Company has defined contribution employee savings plans in the United Kingdom, the United States and Canada. In the United Kingdom the Company offers a retirement savings plan. The United States employees can make contributions to a 401(k) plan. The Company matches the contributions of participating employees on the basis of percentages specified in each plan. Company matching contributions to the plans were $1.6 million, $1.6 million and $3.0 million in 2010, 2009 and 2008, respectively.

12. Income Taxes

The Company recorded a tax expense of $10.7 million during the 2010 fiscal year. The effective tax rate for 2010 was 106.3% of income before taxes, compared to an effective tax rate of (1.1%) of income before taxes for 2009. The Company is incorporated in Canada and therefore uses the Canadian statutory rate. The Company's tax rate in 2010 differs from the Canadian statutory rate of 28.0% due to a $9.6 million charge for unfavorable permanent differences primarily related to non-deductible bankruptcy costs, a $0.9 million charge related to the expiration of net operating losses in Canada, and a $1.0 million increase in the Company's liability for uncertain tax positions. The aforementioned charges were partially offset by benefits derived from a $0.2 million increase in research and development tax credits, a $0.3 million benefit related to interest income on previously filed income tax returns, a $3.8 million net decrease in valuation allowance and a $0.9 million benefit due to international tax rate differences.

	2010	2009	2008
		(In thousands)	
Income (loss) from continuing operations before income taxes:			
Canadian	$ 1,302	$ 2,609	$ 4,664
U.S.	(6,813)	(75,798)	(252,693)
Other	15,611	1,279	(3,792)
Total	$10,100	$(71,910)	$(251,821)

Details of the income tax provision (benefit) are as follows:

	2010	2009	2008
		(In thousands)	
Current			
Canadian	$ 629	$ 81	$ 388
U.S.	1,781	(2,712)	(5,518)
Other	3,192	623	837
	5,602	(2,008)	(4,293)
Deferred			
Canadian	(40)	3,691	1,332
U.S.	4,946	(2,565)	(36,151)
Other	231	109	80
	5,137	1,235	(34,739)
Income tax provision (benefit)	$10,739	$ (773)	$ (39,032)

The reconciliation of the statutory Canadian income tax rate related to income from continuing operations before income taxes to the effective rate is as follows:

	2010	2009	2008
	(In thousands, except percentages)		
Reconciliation of effective tax rate in the statement of operations			
Expected Canadian tax rate	28.0%	31.5%	29.5%
Expected income tax provision (benefit)	$ 2,828	$(22,652)	$(74,287)
Permanent differences	9,606	1,288	47,004
International tax rate differences	(863)	(2,858)	(13,776)
Change in valuation allowance	(3,778)	22,480	(23)
Prior year provision to tax return differences	832	(271)	1,927
NOL expirations	877	2,653	—
Statutory tax rate change	371	(41)	98
Uncertain tax positions	972	732	1,165
Tax credits	(197)	(193)	(244)
State income tax, net	520	(1,736)	(1,647)
Withholding tax	(67)	80	388
Amended returns and prior filings	(318)	(762)	363
Other	(44)	507	—
Reported income tax provision (benefit)	$10,739	$ (773)	$(39,032)
Effective tax rate (benefit)	106.3%	(1.1)%	(15.5)%

Judgment is required in determining the Company's worldwide income tax provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate outcome is uncertain. Although the Company believes its estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from that which is reflected in its historical income tax provisions and accruals. Such differences could have a material impact on the Company's income tax provision and operating results in the period in which such determination is made.

Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items and operating loss carryforwards and credit carryforwards for financial and tax reporting purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)	
Deferred tax assets		
Operating tax loss & IRC Section 163(j) carryforwards	$ 27,546	$ 25,818
Compensation related deductions	2,271	4,327
Tax credits	5,958	4,867
Restructuring related liabilities	2,432	3,534
Deferred revenue	128	3,164
Transaction costs	1,792	1,431
Inventory	6,172	5,662
Depreciation	439	974
Amortization	3,675	3,680
Original issue discount	—	9,087
Total deferred tax assets	50,413	62,544
Valuation allowance for deferred tax assets	(29,663)	(33,935)
Net deferred income tax assets	$ 20,750	$ 28,609
Deferred tax liabilities		
Unremitted earnings	$ —	$ (528)
Depreciation	(3,248)	(4,282)
Amortization	(19,884)	(21,155)
Other	(320)	(77)
Total deferred tax liabilities	$(23,452)	$(26,042)
Net deferred income tax asset (liability)	$ (2,702)	$ (2,567)

In determining its fiscal 2010, 2009, and 2008 tax provisions, the Company calculated deferred tax assets and liabilities for each separate jurisdiction. Management then considered a number of factors, including positive and negative evidence related to the realization of its deferred tax assets to determine whether a valuation allowance should be recognized with respect to its deferred assets. The Company has recorded valuation allowances on its deferred tax assets in jurisdictions where it is more likely than not that the deferred tax assets will not be realized. The Company has considered, forecasted earnings, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies in determining the need for valuation allowances. The Company will continue to evaluate its deferred tax position on a periodic basis and will record any increase or decrease to the amount currently reflected in the period that the Company's judgment changes.

The Company has provided valuation allowances in the amount of $29.7 million and $33.9 million at December 31, 2010 and December 31, 2009, respectively. The change in valuation allowance is due to changes in the Company's net deferred tax asset position in numerous jurisdictions. In the United States, Canada, and the United Kingdom, the Company determined that it is more likely than not that it will not realize certain of its deferred tax assets.

At December 31, 2010, the Company has loss carryforwards of $20.5 million (tax effected) available to reduce future years' income for tax purposes. Of this amount, approximately $16.1 million relates to the United States and expires between 2011 and 2031, $0.2 million relates to Canada and expires starting in 2015, $2.9 million relates to the United Kingdom and can be carried forward indefinitely and the remaining $1.3 million relates to various foreign jurisdictions. At December 31, 2010, the Company had an Internal Revenue Code ("IRC") Section 163(j) excess interest carryforward of $7.1 million (tax effected) available to reduce future years' taxable income.

At December 31, 2010, the Company had tax credits of approximately $6.0 million available to reduce future years' income tax. Of this amount, approximately $3.6 million relates to the United States and expires between 2016 and 2031 and $2.4 million relates to Canada of which $1.6 million expires in 2011 and 2012 and $0.8 million can be carried forward indefinitely.

Income taxes paid during 2010 and 2009 were $2.1 and $1.0 million, respectively.

Undistributed earnings of the Company's non-Canadian subsidiaries amounted to approximately $16.0 million as of December 31, 2010. The Company has not provided any income taxes or withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. In general, the determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

As of December 31, 2009, the Company's total amount of gross unrecognized tax benefits is $5.3 million all of which would favorably affect its effective tax rate, if recognized. As of December 31, 2010, the amount of gross unrecognized tax benefits totaled approximately $5.1 million all of which would favorably affect the Company's effective tax rate, if recognized. The Company is currently under examination in the United States for tax years from 2000 to 2008. It is reasonably possible that the U.S examination for the periods from 2000 to 2008 will be completed during the next 12 months, which would result in a decrease of approximately $0 to $4.3 million in the Company's balance of unrecognized tax benefits as a result of a settlement. The Company believes that there are no other jurisdictions in which the outcome of unresolved issues or claims is likely to be material to its results of operations, financial position or cash flows. Furthermore, the Company believes that it has adequately provided for all income tax uncertainties.

The reconciliation of the total amounts of unrecognized tax benefits is as follows (in thousands):

Balance at December 31, 2007	$2,988
Additions based on tax positions related to the current year	729
Additions for tax positions of prior years	583
Excel acquisition	356
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2008	4,656
Additions based on tax positions related to the current year	677
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2009	5,333
Additions based on tax positions related to the current year	241
Additions for tax positions of prior years	(36)
Reductions for tax positions of prior years	(450)
Settlements	—
Balance at December 31, 2010	$5,088

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010 and 2009, the Company had approximately $1.6 million and $0.8 million, respectively, of accrued interest and penalties related to uncertain tax positions. During the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $0.8 million, $0.2 million and $0.3 million, respectively, of interest and penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal, states, and foreign jurisdictions. Generally, the Company is no longer subject to U.S. federal, state or local, or foreign income tax examinations by tax authorities for the years before 2000. Currently, the Company is under examination in the United States for tax years 2000 through 2008. The Company's income tax returns may be reviewed in the following countries for the following periods under the appropriate statute of limitations: United States (2009-present), Canada (2004-present), United Kingdom (2007-present), China (2007-present), Japan (2005-present) and Germany (2007-present).

13. Restructuring, Restatement Related Costs and Other

The following table summarizes restructuring, restatement related costs and other expense in the accompanying consolidated statements of operations:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
United Kingdom restructuring	$ (70)	$ 710	$ 3,628
Germany restructuring	460	1,520	187
Novi restructuring	—	—	1,390
Bedford restructuring	1	11	3,338
Restructuring charges	391	2,241	8,543
Restatement related costs and other charges	2,201	14,050	1,942
Total restructuring, restatement related costs and other charges	$2,592	$16,291	$10,485

Restructuring Charges

The Company's initial estimate for its liability for ongoing costs associated with workforce reductions and abandoned lease facilities are recorded at fair value. Generally, the expense and liability recorded is calculated using discounted cash flows of the Company's estimated ongoing severance obligations and lease obligations, including contractual rental and build-out commitments, net of estimated sublease rentals, offset by related sublease costs. In estimating the expense and liability for its lease obligations, the Company estimated: (i) The costs to be incurred to satisfy rental and build-out commitments under the lease, (ii) The lead time necessary to sublease the space, (iii) The projected sublease rental rates, and (iv) The anticipated duration of subleases. The Company used a credit adjusted risk free rate of approximately 5% to discount the estimated cash flows for obligations with payments due in excess of one year.

The Company reviews its assumptions and estimates quarterly and updates its estimates of the liability as changes in circumstances require. The Company's estimates have changed in the past, and may change in the future, resulting in additional adjustments to the estimate of the liability, and the effect of any such adjustments could be material. Changes to the Company's estimate of the liability are recorded as additional restructuring expense (benefit). In addition, because the Company's estimate of the liability includes the application of a discount rate to reflect the time-value of money, the Company records imputed interest costs related to the liability each period. These costs are reflected in restructuring expense (benefit) on the accompanying consolidated statements of operations.

United Kingdom Restructuring

On February 29, 2008 and June 27, 2008, the Company executed agreements to sell assets related to its otherwise discontinued Impact product line, and certain assets related to its Laser Mark and Excimer Laser product lines within the Precision Technology segment. The majority of the assets sold in the transaction represent inventory that had already been written off and were included as part of the restructuring charges recorded in 2007. Payments received on asset sales that are due beyond one year are recorded as restructuring benefits when they are received. Accordingly, the sales resulted in a restructuring benefit of $0.1 million for the year-ended December 31, 2010 and the year ended December 31, 2009, and $0.3 million for the year ended December 31, 2008. All of the assets have been sold as of December 31, 2010.

In December 2008, the Company announced the transfer of all volume related manufacturing from its Rugby, U.K. facility within the Precision Technology segment, to the Company's facilities in China and the then-newly acquired Excel manufacturing sites. These activities have been completed in 2009, at a total cost of $4.7 million, which is comprised of non-cash land and building impairment charges of $3.6 million, employee severance costs of $1.0 million and facility related charges of $0.1 million. In December 2008, the Company recorded $3.9 million of this total to restructuring expense. It was comprised of $3.6 million of non-cash land and building impairment charges and $0.3 million of employee severance costs. In addition to the amount recorded to restructuring, restatement related costs and other expense, the Company recorded a charge of $0.6 million for inventory write-offs against cost of goods sold in 2008. During the year-ended December 31, 2009, the Company recorded the remaining $0.8 million in restructuring costs related to this restructuring plan. It was comprised of $0.7 million of employee severance costs and $0.1 million for manufacturing transition costs. No restructuring costs were recorded during the year ended December 31, 2010, as the activities were completed in 2009.

Germany Restructuring

As a result of restructuring programs undertaken in 2000 through 2004, and the subsequent sublease of the Company's Munich, Germany facility within the Precision Technology segment in May 2007 through the end of its lease term, the Company carried a $2.1 million accrual for the cost of this lease as of December 31, 2009. As noted above, the Company regularly reviews its assumptions with respect to excess space, including contractual lease payments and expected proceeds from the sublessor. Following this review, the Company recorded adjustments to the restructuring accrual in each of 2009 and 2008. During the year-ended December 31, 2009, the Company determined that it would no longer recover sublease payments from the existing subtenant. Accordingly, the previous estimate of future sublease payments was revised. As a result, the Company recorded an additional restructuring charge of $1.3 million during the year-ended December 31, 2009 related to the revised sublease assumptions. During the year ended December 31, 2010, the Company revised its assumptions with respect to its estimate of future potential sublease proceeds. As a result, the Company recorded an additional restructuring charge of $0.4 million. In addition, as a result of changes in the present value of the net cash flows from expected sublease income and lease expenses, the Company recorded an additional restructuring expense of $0.1 million. As of December 31, 2010, cumulative expense related to this restructuring plan is $4.6 million. The remaining accrual of $1.4 million will be paid ratably over the remaining term of the lease, which expires in January 2013.

On July 23, 2009, the Company initiated certain restructuring activities to consolidate its German sales and distribution operations for the Precision Technology segment located in Munich, Germany with those of Excel Technology Europe, located in Darmstadt, Germany. The Company's lease obligations related to the facility in Darmstadt, Germany were acquired in connection with the Company's acquisition of Excel in August 2008. These consolidation activities have been completed in 2009, at a total cost of $0.2 million, which is comprised entirely of facility related charges including a lease termination fee, required remaining lease payments and move related costs. Of the total restructuring charge of $0.2 million incurred during the year ended December 31, 2009, $0.1 million was paid prior to December 31, 2009. The remaining $0.1 million was paid during the year ended December 31, 2010.

Novi Restructuring

In the second quarter of 2008, the Company implemented a plan to close its Novi, Michigan facility, which provided U.S. sales, applications and service support to a product line included in the Company's Precision Technology segment. The Novi facility was consolidated within the Company's Bedford, Massachusetts facility. In connection with this action, the Company recorded a restructuring charge of $1.4 million during the year-ended December 31, 2008, consisting of $0.7 million for employee severance costs and $0.7 million in lease abandonment and related costs. The majority of the employee severance payments were made in 2008 and the remaining amounts have been paid in 2009. The lease costs are being paid ratably over the duration of the lease, which ends in 2012.

Bedford Restructuring

In September 2008, the Company consolidated its operations and facilities in Massachusetts to a new facility in Bedford, Massachusetts. At that time, the Company implemented a plan to reduce its United States workforce by approximately 50 people and took a restructuring charge in the third quarter of 2008 of $3.0 million for severance costs. The Company charged $1.2 million of this amount to the Semiconductor Systems segment; $0.7 million to the Precision Technology segment; and $1.1 million against corporate operations. The workforce reduction is expected to save the Company $6.8 million in annual salary and related costs. In December 2008, in connection with its consolidation of the historic Scanner business with the then-newly acquired Scanner business of Excel, Cambridge Technology, the Company recorded a restructuring charge of $0.3 million relating to employee severance costs. The $0.3 million restructuring charge was charged to the Precision Technology segment. The majority of these employee severance payments were made in 2008, and the remaining amounts have been paid in 2009.

Restatement Related Costs and Other Charges

During the years ended December 31, 2010, 2009 and 2008, the Company incurred costs related to third parties, including auditors, attorneys, forensic accountants, and other advisors, for services performed in connection with the restatement of the Company's previously issued financial statements as reported in its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended September 26, 2008, including, the SEC investigation, certain shareholder actions and the internal FCPA investigation. These costs are charged to expense as incurred and are included in the Company's restructuring, restatement related costs and other charges for the respective periods in the accompanying consolidated statements of operations. The costs incurred were $2.2 million, $14.1 million and $1.9 million in 2010, 2009 and 2008, respectively.

Rollforward of Accrued Expenses Related to Restructuring

The following table summarizes the accrual activity related to the Company's restructuring charges recorded on the accompanying consolidated balance sheets (in thousands):

Balance at December 31, 2007	$ 1,342
Restructuring charges (benefits), net	8,543
Cash payments	(3,803)
Non-cash write-offs or other adjustments	(3,563)
Balance at December 31, 2008	2,519
Restructuring charges (benefits), net	2,241
Cash payments	(2,677)
Non-cash write-offs or other adjustments	367
Balance at December 31, 2009	2,450
Restructuring charges (benefits), net	391
Cash payments	(906)
Non-cash write-offs or other adjustments	(369)
Balance at December 31, 2010	$ 1,566

As of December 31, 2010 and 2009, $0.8 million and $1.3 million, respectively, of accrued restructuring charges were included in long-term liabilities classified as accrued restructuring, net of current portion in the accompanying consolidated balance sheets. The current portion of accrued restructuring charges is included in other accrued expenses. See Note 7 to Consolidated Financial Statements.

14. Commitments and Contingencies

Operating Leases

The Company leases certain equipment and facilities under operating lease agreements. Most of these lease agreements expire between 2011 and 2019. In the United Kingdom, where longer lease terms are more common, the Company has land leases that extend through 2078. Under the terms of the facility leases, the Company is responsible to pay real estate taxes and other operating costs. In connection with its acquisition of Excel in 2008, the Company assumed fourteen new facility leases used in manufacturing, research and development, sales and administration. The rent on certain leases is subject to escalation clauses in future years.

In 2007, the Company signed a 12-year lease for a 147,000 square foot facility in Bedford, Massachusetts. The terms of the lease provide the Company with two renewal options for periods of five years each. The Company consolidated its Natick, Massachusetts; Billerica, Massachusetts and Wilmington, Massachusetts operations into this facility. The consolidation was completed in the second quarter of 2008. Under the terms of the lease agreement, the landlord waived the first 5.5 months rent (representing a savings of $0.7 million). This savings is being amortized as a reduction to rent expense over the life of the amended lease, and is included within deferred rent classified as other accrued expenses or other liabilities in the accompanying consolidated balance sheets based on the associated amortization period. The Company incurred $14.3 million in expenditures to fit-up and occupy the Bedford facility, of which the landlord provided $4.0 million in allowances. These expenditures were completed as of December 31, 2008. The landlord allowance has been included in the Company's accompanying consolidated balance sheets in property, plant and equipment, and within deferred rent classified as other accrued expenses or other liabilities based on the associated amortization period. The property, plant and equipment balance is being amortized to depreciation expense ratably over the life of the amended lease, and the landlord allowance is being offset as a reduction to rent expense, ratably over the life of the amended lease.

In February 2010, the Company entered into an Amended Lease Agreement with 125 Middlesex Turnpike, LLC to reduce the remaining term of its current lease at 125 Middlesex Turnpike, Bedford, Massachusetts from approximately 10 years to 3 years from the new effective date of May 27, 2010. The rental payment will continue at $0.1 million per month. In the aggregate, the modification reduced the Company's obligations under the current lease by approximately $10.8 million, of which $0.9 million relates to 2013, $1.6 million relates to 2014 and $8.3 million relates to periods thereafter. Accordingly, the Company's remaining associated deferred rent and property, plant and equipment balances are being amortized over the adjusted lease term beginning on the effective date of the modification.

For the years ended December 31, 2010, 2009 and 2008 lease expense was $3.8 million, $5.2 million and $5.4 million, respectively. Future minimum lease payments under operating leases expiring subsequent to December 31, 2010, including both continuing operating facilities and facilities accounted for within the Company's restructuring liability, are as follows (in thousands):

2011	$ 5,306
2012	4,699
2013	2,643
2014	1,241
2015	856
Thereafter	6,467
Total minimum lease payments	$21,212

The Company has a sublease agreement on its Novi, Michigan facility and expects that it will receive aggregate proceeds of $0.1 million from 2011 to 2012 in connection with this agreement. The payments presented in the table above do not include assumptions relative to the receipt of sublease payments.

Purchase Commitments

As of December 31, 2010, the Company had purchase commitments for inventory and services of $45.3 million. These purchase commitments are expected to be incurred as follows: $41.1 million in 2011, $3.2 million in 2012, $0.9 million in 2013 and $0.1 million in 2014.

Line of Credit

As of December 31, 2010 and 2009, the Company had an outstanding line of credit to secure standby letters of credit that were issued for certain facility operating leases, customer prepayments, warranty obligations, customs duties and bid bonds. The total amount available under the line of credit is approximately 500,000€, of which 429,869€ and 225,590€ was available at December 31, 2010 and 2009, respectively.

Legal Proceedings

On December 12, 2008, in connection with the delayed filing of its results for the quarter ended September 26, 2008, and the announcement of a review of revenue transactions, a putative shareholder class action alleging federal securities violations was filed in the United States District Court for the District of Massachusetts ("U.S. District Court") against us, a former officer and a then-current officer and director. The complaint alleged that the Company and the individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and sought recovery of damages in an unspecified amount. In May 2010, the parties reached an agreement in principle to settle the litigation. The settlement covered purchasers of the common stock of the Company between February 27, 2007 and June 30, 2009. On February 22, 2011, the U.S. District Court entered an order granting final approval of the settlement in the putative shareholder class action. The Company's contribution to the settlement amount was limited to the Company's self-insured retention under its directors and officers liability insurance policy.

The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon its financial condition or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon its financial condition or results of operations.

Chapter 11 Cases

On November 20, 2009, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for Delaware. On May 27, 2010, the Bankruptcy Court entered an order confirming and approving the Final Chapter 11 Plan for the Debtors and the Plan Documents (as defined in the Final Chapter 11 Plan). On July 23, 2010, the Debtors consummated their reorganization through a series of transactions contemplated by the Final Chapter 11 Plan, and the Final Chapter 11 Plan became effective pursuant to its terms. Certain claims under the Final Chapter 11 Plan remain subject to final resolution, including claims filed by the Internal Revenue Service ("IRS") and the SEC.

On April 8, 2010, the IRS filed amended proofs of claim aggregating approximately $7.7 million with the Bankruptcy Court. To date, the IRS has been unable to provide the Company with information supporting its claim. On July 13, 2010, the Company filed a complaint, *GSI Group Corporation v. United States of America,* in Bankruptcy Court to recover refunds totaling approximately $18.8 million in federal income taxes the Company overpaid to the IRS relating to tax years 2000 through 2008, together with applicable interest. The complaint includes an objection to the IRS' proofs of claim which the Company believes are not allowable claims and should be expunged in their entirety.

On May 13, 2010, the SEC filed a proof of claim in an indeterminate amount for penalties, disgorgement, and prejudgment interest arising from possible violations of the federal securities laws. As noted below, the SEC has been conducting a formal investigation into certain pre-bankruptcy transactions and practices involving the Company and sent a "Wells Notice" to the Company on September 16, 2010. Based on its investigation, the SEC indicated in its proof of claim that it may file a civil action against the Company in an appropriate forum. The Company is unable to predict the outcome of this matter but, as noted below, the Company is cooperating fully with the SEC's investigation.

In addition, under the terms of the Final Chapter 11 Plan, the Company is obligated to make additional payments to the holders of 2008 Senior Notes claims in its Chapter 11 Cases if the amount of certain claims under the Final Chapter 11 Plan exceeds $22.5 million. The additional payment, if any, would equal approximately $1.00 for each dollar by which the $22.5 million cap amount is exceeded. The Company cannot make a final determination of the amount, if any, the Company may owe as a result of this provision until certain claims filed in connection with its Chapter 11 Cases, including the IRS and SEC claims described above, are finally resolved. The amount of such claims, based on the known and estimated amount of such claims, is currently well below the $22.5 million cap amount. As the Company does not believe it is probable that its losses under these claims will exceed $22.5 million, nothing has been accrued in the Company's accompanying consolidated financial statements with respect to this potential obligation.

SEC Investigation

On May 14, 2009, the SEC notified the Company that it was conducting a formal investigation relating to its historical accounting practices and the restatement of its historical consolidated financial statements. On September 16, 2010, the Company received a "Wells Notice" from the SEC, stating that the Staff is considering recommending that the Commission institute a civil injunctive action or administrative proceeding against the Company, alleging that the Company violated various provisions of the Securities Act and the Securities Exchange Act. In connection with the contemplated action, the SEC may seek a permanent injunction or cease-and-desist order, disgorgement, prejudgment interest and the imposition of a civil penalty. The Company continues to cooperate fully with the SEC's investigation and is currently in settlement discussions with the SEC.

Issuance of Unregistered Securities

Between March 2007 and March 2010, the Company inadvertently issued unregistered shares of common stock under its 2006 Equity Incentive Plan as a result of its inadvertent failure to file with the SEC a registration statement on Form S-8. The 2006 Equity Incentive Plan was approved by the Company's shareholders in May 2006. During the relevant time period, the Company issued approximately 257,679 duly authorized common shares with a total fair market value at the date of issuance of approximately $3,889,796 to fifty-two employees and directors under its 2006 Equity Incentive Plan. As a result, the Company may be subject to civil litigation, enforcement proceedings, fines, sanctions and/or penalties. The Company's common shares, including those issued under the 2006 Equity Incentive Plan, were exchanged for new common shares in connection with the Company's emergence from bankruptcy pursuant to the exemption from registration under §1145 of the Bankruptcy Code and are now freely tradable by holders who are not deemed to be underwriters.

Guarantees and Indemnifications

In the normal course of its operations, the Company executes agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, sale of products and operating leases. Additionally, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. On June 5, 2009, the Board of Directors of the Company approved a form of indemnification agreement to be implemented by the Company with respect to its directors and officers. The form of indemnification agreement provides, among other things, that each director and officer of the Company who signs the indemnification agreement shall be indemnified to the fullest extent permitted by applicable law against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such officer or director in connection with any proceeding by reason of his or her relationship with the Company. In addition, the form of indemnification agreement provides for the advancement of expenses incurred by such director or officer in connection with any proceeding covered by the indemnification agreement, subject to the conditions set forth therein and to the extent such advancement is not prohibited by law. The indemnification agreement also sets out the procedures for determining entitlement to indemnification, the requirements relating to notice and defense of claims for which indemnification is sought, the procedures for enforcement of indemnification rights, the limitations on and exclusions from indemnification, and the minimum levels of directors' and officers' liability insurance to be maintained by the Company.

Credit Risks and Other Uncertainties

The Company maintains financial instruments such as cash and cash equivalents and trade receivables. From time to time, certain of these instruments may subject the Company to concentrations of credit risk whereby one institution may hold a significant portion of the cash and cash equivalents, or one customer may compose a large portion of the accounts receivable balances.

There was no concentration of credit risk related to the Company's position in trade accounts receivable as of either December 31, 2010 or December 31, 2009. No individual customer represented 10% or more of the Company's outstanding accounts receivable at December 31, 2010 and 2009. Credit risk with respect to trade accounts receivables is generally minimized because of the diversification of the Company's operations, as well as its large customer base and its geographical dispersion.

The Company acquired certain auction rate securities in connection with its purchase of Excel. In current markets, the fair value of these auction rate securities is not able to be ascertained by observable inputs. See Note 3 to Consolidated Financial Statements for further discussion. As of December 31, 2010, the Company had liquidated all of its previously held auction rate securities.

Certain of the components and materials included in the Company's laser systems and optical products are currently obtained from single source suppliers. There can be no assurance that a disruption of this outside supply would not create substantial manufacturing delays and additional cost to the Company.

The Company's operations involve a number of other risks and uncertainties including, but not limited to, the cyclicality of the semiconductor and electronics markets, the effects of general economic conditions, rapidly changing technology, and international operations.

15. Segment Information

Reportable Segments

The Company identifies its reportable segments based on its operating and reporting structure. As a result of the Company's acquisition of Excel in 2008, it reassessed its segment reporting based on the operating and reporting structure of the combined company. In 2008, the Company concluded that the acquisition of Excel resulted in the establishment of a third segment which was comprised solely of the operations of the then-newly acquired entity. In 2009, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. More specifically, certain portions of a specific product line within the Precision Technology segment were transferred to the Excel segment. The Company's reportable segment financial information has been restated to reflect the updated reportable segment structure for all periods presented. The Company's reportable segments and their principal activities consist of the following:

Precision Technology

This segment's products include technologies for precision motion, linear and rotary motion control, medical printers, lasers, electro-optical components and precision optics used in a broad range of commercial and semiconductor applications. These products are used in the electronics, aerospace, materials processing, data storage, imaging and other light industrial markets. The products are designed and manufactured at the Company's facilities in the United States, Europe and Asia.

Semiconductor Systems

The Company's Semiconductor Systems segment's products are designed and manufactured at its facility in the United States. Specific applications include laser repair to improve yields in the production of memory chips; laser marking systems for work-in-process management and traceability of silicon wafers; laser trimming of linear and mixed signal integrated circuits and chip resistors; and inspection of solder paste and component placement on printed circuit boards. The Semiconductor Systems segment also derives significant revenues from parts and service to its installed base.

Excel

This segment's products include lasers, electro-optical components, precision optics and photonics-based solutions primarily consisting of laser systems used in a broad range of commercial and scientific research applications. These products are used in the electronics, aerospace, materials processing, data storage, imaging and other light industrial markets. The products are designed and manufactured at the Company's facilities in the United States and Europe.

Reportable Segment Financial Information

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Sales			
Precision Technology	$128,220	$ 79,456	$138,684
Semiconductor Systems	81,283	49,669	88,342
Excel	183,384	129,964	63,736
Intersegment sales elimination	(9,371)	(4,701)	(2,294)
Total	$383,516	$254,388	$288,468

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Gross Profit			
Precision Technology	$ 59,140	$31,267	$45,015
Semiconductor Systems	31,790	16,157	28,463
Excel	80,135	53,041	24,764
Intersegment gross profit elimination	(4,664)	(1,919)	(624)
Total	$166,401	$98,546	$97,618

The Company reports operating expenses and assets on a consolidated basis to the chief operating decision maker.

Geographic Segment Information

The Company attributes sales to geographic areas on the basis of the customer location where products are shipped. Sales to these customers are as follows (in thousands):

	Year Ended December 31,					
	2010		2009		2008	
	Sales	% of Total	Sales	% of Total	Sales	% of Total
United States	$130,622	34.1%	$ 80,299	31.6%	$ 88,533	30.7%
Asia-Pacific	120,545	31.4	80,028	31.4	62,008	21.5
Japan	46,099	12.0	30,525	12.0	73,646	25.5
Europe	83,960	21.9	61,606	24.2	59,653	20.7
Latin and South America, other	2,290	0.6	1,930	0.8	4,628	1.6
Total	$383,516	100.0%	$254,388	100.0%	$288,468	100.0%

Long-lived assets consist of property, plant and equipment and are attributed to the geographic areas in which the Company's assets are located. A summary of these long-lived assets is as follows (in thousands):

	As of December 31,	
	2010	2009
United States	$37,270	$41,152
Europe	4,561	4,661
Japan	272	270
Asia-Pacific, other	3,299	3,419
Total	$45,402	$49,502

Significant Customers

During the year ended December 31, 2010, one customer, Samsung, accounted for approximately 11% of the Company's sales. Samsung is a customer within the Semiconductor Systems segment. During the year ended December 31, 2009, one customer, Powerchip Technology Corporation and certain related parties, accounted for approximately 10% of the Company's sales. Powerchip Technology Corporation and certain related parties is a customer within the Semiconductor Systems segment. There was no individual customer in 2008 that accounted for 10% or more of the Company's sales. At December 31, 2010 and 2009, no individual customer accounted for 10% or more of the Company's accounts receivable balance.

16. Related Party Transactions

Richard B. Black, the Chairman of the Company prior to the Company's emergence from Chapter 11 bankruptcy protection, is also the President and Chief Executive Officer of ECRM, Inc., a manufacturer of laser-based systems used by the printing and publishing industry and a customer of the Company. Byron O. Pond, a member of the Company's Board of Directors, is also on the Board of Directors of ECRM, Inc. and is a shareholder in ECRM, Inc. All sales to ECRM, Inc. were made pursuant to the Company's standard contract terms and conditions. The transactions with ECRM, Inc. during the year ended December 31, 2010 were on terms and conditions that were consistent with similar transactions consummated in previous periods and reviewed by the Nominating and Corporate Governance Committee of the Company's Board of Directors. The Nominating and Corporate Governance Committee determined that transactions between the Company and ECRM, Inc. were on terms no more favorable than similar transactions with other customers.

K. Peter Heiland, a member of the Company's Board of Directors since July 23, 2010, is the owner and manager of JEC II Associates, LLC, a privately held investment company and a significant shareholder of the Company, and is the founder and President of Integrated Dynamics Engineering Gmbh ("IDE"). IDE is a developer and manufacturer of vibration control products, magnetic field compensation systems, acoustic enclosures and robotics. During the year ended December 31, 2010, the Company's Semiconductor Systems segment purchased subassemblies from IDE on terms no more favorable than similar transactions with other of the Company's suppliers.

Michael Katzenstein, Chief Restructuring Officer of the Company since December 14, 2010 and from May 14, 2010 through July 23, 2010, and principal executive officer and member of the Company's Board of Directors from July 23, 2010 through December 14, 2010, is employed by FTI Consulting, Inc. ("FTI"). The Company engaged FTI in May 2010 to provide for the services of Mr. Katzenstein and certain other temporary employees and management services to support Mr. Katzenstein in his role. Mr. Katzenstein reports directly to the Board of Directors. The Company has a separate arrangement with another segment of FTI, which commenced in November 2009, to provide certain accounting and financial reporting services. This segment of FTI reports directly to the Board of Directors. As a result of these arrangements, the Company incurred fees owed to FTI for services rendered during the year-ended December 31, 2010.

The Company recorded sales to and raw material purchases from Sumitomo Heavy Industries Ltd. ("Sumitomo"), a significant shareholder. Following the Company's emergence from bankruptcy on July 23, 2010, Sumitomo is no longer considered a related party. The transactions with Sumitomo were on terms believed to be no more or less favorable than similar transactions with other customers and suppliers.

The following table summarizes related party transactions in the consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Sales to ECRM, Inc.	$ 216	$ 242	$ 514
Sales to Sumitomo Heavy Industries Ltd.	1,431	1,242	3,329
Purchases from Sumitomo Heavy Industries Ltd.	18	62	108
Purchases from Integrated Dynamics Engineering Gmbh	439	111	*
Services from FTI Consulting, Inc.**	7,255	*	*

* Not a related party during this period.
** For the year ending December 31, 2010, approximately $3.3 million relates to the accounting and financial reporting services and approximately $3.9 relates to the chief restructuring officer and related services.

The following table summarizes related party transactions included in the consolidated balance sheets (in thousands):

	As of December 31,	
	2010	2009
Accounts receivable from ECRM, Inc.	$ 45	$ 60
Accounts receivable from Sumitomo Heavy Industries Ltd.	182	414
Accounts payable to Sumitomo Heavy Industries Ltd.	—	—
Accounts payable to Integrated Dynamics Engineering Gmbh	88	—
Accounts payable to FTI Consulting, Inc.**	1,000	*

* Not a related party during this period.
** As of December 31, 2010, approximately $0.9 million relates to the accounting and financial reporting services and approximately $0.1 million relates to the chief restructuring officer and related services.

On December 14, 2010, John A. Roush was appointed the Company's Chief Executive Officer and a member of the Board of Directors. Prior thereto, Mr. Roush was a corporate officer of PerkinElmer, Inc. and its subsidiaries (collectively, "PerkinElmer") until December 3, 2010. PerkinElmer supplies components to the Company, and the Company supplies scanners to PerkinElmer. During the year-ended December 31, 2010, the Company purchased approximately $1.5 million of components from PerkinElmer, and PerkinElmer purchased approximately $0.1 million of scanners from the Company. Accounts payable to PerkinElmer as of December 31, 2010 was approximately $0.2 million, and there was no accounts receivable from PerkinElmer as of December 31, 2010.

GSI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of December 31, 2010

17. Quarterly Financial Information (unaudited)

The Company's interim financial statements are prepared on a quarterly basis ending on the Friday closest to the end of the calendar quarter, with the exception of the fourth quarter which always ends on December 31st.

	Three Months Ended	
	December 31, 2010	October 1, 2010
	(in thousands, except per share data)	
Sales	$91,619	$91,545
Cost of goods sold	53,256	50,601
Gross profit	38,363	40,944
Operating expenses	28,815	29,835
Income from operations	9,548	11,109
Interest income (expense) and other income (expense), net	(3,654)	(4,443)
Income from continuing operations before reorganization items and income taxes	5,894	6,666
Reorganization items	—	(5,909)
Income from continuing operations before income taxes	5,894	757
Income tax provision	7,611	665
Consolidated net income (loss)	(1,717)	92
Less: Net (income) loss attributable to noncontrolling interest	(25)	29
Net income (loss) attributable to GSI Group Inc.	$ (1,742)	$ 121
Net income (loss) per common share:		
Basic	$ (0.05)	$ 0.00
Diluted	$ (0.05)	$ 0.00

	Three Months Ended	
	July 2, 2010	April 2, 2010
	(in thousands, except per share data)	
Sales	$ 85,737	$114,615
Cost of goods sold	47,681	65,577
Gross profit	38,056	49,038
Operating expenses	27,109	26,733
Income from operations	10,947	22,305
Interest income (expense) and other income (expense), net	(4,747)	(4,809)
Income from continuing operations before reorganization items and income taxes	6,200	17,496
Reorganization items	(10,617)	(9,630)
Income (loss) from continuing operations before income taxes	(4,417)	7,866
Income tax provision	638	1,825
Consolidated net income (loss)	(5,055)	6,041
Less: Net income attributable to noncontrolling interest	(11)	(41)
Net income (loss) attributable to GSI Group Inc.	$ (5,066)	$ 6,000
Net income (loss) per common share:		
Basic	$ (0.32)	$ 0.38
Diluted	$ (0.32)	$ 0.38

	Three Months Ended	
	December 31, 2009	October 2, 2009
	(in thousands, except per share data)	
Sales	$ 72,509	$ 55,067
Cost of goods sold	44,314	32,768
Gross profit	28,195	22,299
Operating expenses	29,401	28,382
Loss from operations	(1,206)	(6,083)
Interest income (expense) and other income (expense), net	(5,313)	(7,573)
Loss from continuing operations before reorganization items and income taxes	(6,519)	(13,656)
Reorganization items	(23,606)	—
Loss from continuing operations before income taxes	(30,125)	(13,656)
Income tax provision (benefit)	1,622	(739)
Consolidated net loss	(31,747)	(12,917)
Less: Net income attributable to noncontrolling interest	(17)	(49)
Net loss attributable to GSI Group Inc.	$(31,764)	$(12,966)
Net loss per common share:		
Basic	$ (1.99)	$ (0.81)
Diluted	$ (1.99)	$ (0.81)

	Three Months Ended	
	July 3, 2009	April 3, 2009
	(in thousands, except per share data)	
Sales	$ 62,904	$ 63,908
Cost of goods sold	38,451	40,309
Gross profit	24,453	23,599
Operating expenses	27,441	33,559
Loss from operations	(2,988)	(9,960)
Interest income (expense) and other income (expense), net	(7,459)	(7,722)
Loss from continuing operations before reorganization items and income taxes	(10,447)	(17,682)
Reorganization items	—	—
Loss from continuing operations before income taxes	(10,447)	(17,682)
Income tax benefit	(734)	(922)
Loss from continuing operations	(9,713)	(16,760)
Loss from discontinued operations, net of tax	(132)	—
Consolidated net loss	(9,845)	(16,760)
Less: Net (income) loss attributable to noncontrolling interest	(14)	19
Net loss attributable to GSI Group Inc.	$ (9,859)	$(16,741)
Loss from continuing operations per common share:		
Basic	$ (0.61)	$ (1.06)
Diluted	$ (0.61)	$ (1.06)
Loss from discontinued operations per common share:		
Basic	$ (0.01)	$ —
Diluted	$ (0.01)	$ —
Net loss per common share:		
Basic	$ (0.62)	$ (1.06)
Diluted	$ (0.62)	$ (1.06)

18. Subsequent Events

Hiring of Chief Financial Officer

On February 10, 2011, the Company entered into an employment agreement with Robert Buckley to serve as the Company's Chief Financial Officer beginning by early April 2011 and to serve in an advisory role to the Company's Chief Executive Officer during the preceding transition period beginning February 22, 2011. Mr. Buckley will succeed Glenn Davis, who has served as the Company's principal financial officer since April 2010.

NASDAQ Listing

On February 9, 2011, the Company's common shares were approved for listing on The NASDAQ Global Select Market. The Company's common shares began trading on The NASDAQ Global Select Market on February 14, 2011 under the symbol "GSIG". As a result of the NASDAQ listing, the Company is no longer subject to the additional 2% per annum interest penalty relating to the reporting default under its 12.25% Senior Secured PIK Election Notes.

Settlement of Class Action

On February 22, 2011, the United States District Court for the District of Massachusetts entered an order granting final approval of the previously announced settlement in the putative shareholder class action entitled *Wiltold Trzeciakowski, Individually and on behalf of all others similarly situated v. GSI Group Inc., Sergio Edelstein, and Robert Bowen*, Case No. 08-cv-12065 (GAO), filed on December 12, 2008. The Company's contribution to the settlement amount was limited to the Company's self-insured retention under its directors and officers liability policy. As a result of the court's final approval of the settlement, 993,743 shares of the Company's common stock that were placed in a reserve account and held in escrow for the benefit of the holders of Section 510(b) claims, as defined in the Company's Final Chapter 11 Plan, were released to the Company's shareholders entitled to such shares.

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures as of December 31, 2010

Our Chief Executive Officer and Principal Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of December 31, 2010. Because of the material weakness in our internal control over financial reporting as described below, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2010.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making their assessment, our management utilized the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

As of December 31, 2010, our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness is discussed below.

1. Inadequate and ineffective controls over the financial statement close process

As a result of ineffective procedures and controls, our financial statement close process for the first three quarters of 2010 was not completed in an accurate and timely manner and resulted in significant post-closing adjustments which were appropriately reflected in our consolidated financial statements for the first three quarters of 2010. Additionally, although our 2010 year-end financial statement close process was completed in a timely manner, it was not completed in an accurate manner as a significant post-closing adjustment related to excess inventory was identified and recorded. The ineffective procedures and controls were primarily due to the lack of standardized closing processes and procedures across all of our business units.

As a result of the material weakness described above, our management has determined that, as of December 31, 2010, we did not maintain effective internal control over financial reporting at the reasonable assurance level based on the COSO criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, which exempts issuers that are neither accelerated filers nor large accelerated filers, as defined in Rule 12b-2 under the Exchange Act, from Section 404(b) of the Sarbanes-Oxley Act of 2002. This exemption permits us to provide only management's report in this annual report on Form 10-K.

Remediation of Previously Reported Material Weaknesses and Ongoing Remediation Efforts

In Item 9A (Controls and Procedures) of our Annual Report on Form 10-K for the year ended December 31, 2009, we reported two material weaknesses in our internal control over financial reporting. As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2009.

In an effort to remediate these material weaknesses, in 2010, we made changes that materially affected our internal control over financial reporting. We have taken and continue to take significant steps to improve our overall control over financial reporting. As discussed below, of the two material weaknesses noted in our report as of December 31, 2009, the controls relating to one of the two items are sufficiently improved such that they no longer constitute a material weakness as of December 31, 2010:

1. *Inadequate and ineffective controls over the recognition of Semiconductor Systems revenue*

- Implemented enhanced documentation, review and supervision processes and procedures over the review of significant revenue transactions.
- Hired qualified consulting professionals to perform and supervise the aforementioned processes and procedures until the corporate finance and accounting function is properly staffed with permanent employees.

In addition, for the one item which we believe still constitutes a material weakness, we have made significant improvements and a number of material changes to controls over the financial statement close process. We have implemented enhanced documentation and review and supervision processes and procedures, including in the preparation of general account reconciliations and certain key accounting analyses.

Management plans to put in place additional measures in 2011 to strengthen internal controls over financial reporting and address the material weakness described above. Our remediation efforts will involve numerous business and accounting process improvements. In general, the improvements will be designed to: (1) enhance the number of persons within the corporate accounting group with the technical experience to properly evaluate and account for complex accounting transactions, as well as to provide appropriate managerial oversight to our accounting staff, and (2) improve the timeliness and access to information that is required by the accounting team in order to make appropriate assessments of transactions in accordance with generally accepted accounting principles. We began implementing certain of these measures in 2010.

We expect the implementation of the additional remedial actions to be substantially completed in 2011. Until we are able to remediate the weakness, we intend to rely on the continued use of outside professionals in order to perform procedures and reviews deemed appropriate and necessary for us to perform accounting procedures and report timely and accurate financial results.

The remediation plans that we have undertaken, or plan to undertake, include the following measures:

Plans with respect to accounting personnel

- Appoint a permanent Chief Financial Officer and enhance the number and quality of the composition of our corporate finance team. This will include us conducting an assessment of the current skill set to support the staffing of a finance group with the requisite expertise. We will review the composition of our team of salaried accounting professionals, in terms of skills, technical expertise and overall experience level.
- Recruit and retain qualified accounting professionals necessary to help ensure the accountability and effective implementation of key controls and remedial actions designed in the areas that material weaknesses have been identified.
- Until such time as the review and hiring of salaried accounting professionals is finalized, we have engaged outside professionals to assist us in finalizing our accounting and related SEC reporting for the periods included in this Annual Report on Form 10-K. We have also utilized outside professionals to assist with similar activities in connection with our activities in closing the accounting records for periods in 2009 and 2010. We plan to continue to rely on outside professionals as needed until a permanent staff is deployed.
- Increase the amount and frequency of the training of our accounting staff. This training is focused on the following matters:
  - Technical accounting matters that are to be performed by certain staff, and upon whose expertise we will rely to ensure timely, complete and accurate accounting procedures have been performed and documented.
  - Review current, and yet to be updated, processes and controls to help ensure that our accounting staff understand requirements and procedures. Additionally, this training is intended to help ensure that our accounting personnel with managerial responsibilities are capable of supervising the required accounting work, including all necessary reviews, to produce complete, timely and accurate financial information.
  - Education with respect to our product offerings, including related services, will be provided by our sales and operational groups in order to make our accounting personnel aware of current product and service offerings.

Plans with respect to organization-wide personnel

- Reinforce the "message from the top" with respect to our policies and corporate responsibilities. Provide continued reinforcement of these standards and expectations from the executive level officers.
- Provide training to our sales, operations and accounting teams with respect to certain corporate governance and public company matters, including guidelines and procedures to ensure that relevant information is promptly and adequately communicated to the accounting team, or other senior management representatives, as appropriate. Also provide training to our sales, operations and accounting teams with respect to revenue recognition, including implications of certain activities, such as discussions or other communications between our personnel and customers.
- Enhance the cross-functional reviews and approvals of transactions, including policies with respect to electronic approvals, and with respect to the downstream performance of activities that mandate prior approvals or actions.
- Develop enhanced procedures with respect to the review of facts, assumptions and other related information that has been reviewed or considered when reaching accounting conclusions. We plan to

further enhance these procedures by improved documentation, review and approvals of material facts and assumptions by management within the accounting function, and outside of the accounting function when deemed appropriate or necessary.

Plans with respect to organization-wide processes and information systems

- Review our information systems to assess which processes can be further automated including, as appropriate, the configuration of our information systems to allow for tracking of certain information that is not routinely captured currently. The accounting processes will be reviewed, standardized and expanded as deemed necessary across all of our business units. In addition, we will review and assess non-accounting information that is captured in our enterprise wide information systems, as certain of this information can assist the evaluation and documentation of accounting conclusions.
- Redesign our key accounting processes with respect to our accounting team management's oversight and review of accounting records, source documentation and related assumptions that form the basis for conclusions, including increased oversight of subsidiary accounting functions.

If the remedial measures described above are insufficient to address the identified material weakness or are not implemented effectively, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future, and we may become delinquent in our filings. We are currently working to improve and, where feasible, simplify our internal processes and implement enhanced controls, as discussed above, to address the material weakness in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures. While this implementation phase is underway, we are relying on extensive manual procedures, including the use of qualified external consultants and incremental management oversight and reviews, to assist us with meeting the objectives otherwise fulfilled by an effective internal control system. A key element of our remediation effort is the ability to recruit and retain qualified individuals to support our remediation efforts. Despite our efforts to continually improve our control procedures and environment, we cannot provide assurance that our remediation measures will be completed or become effective by any given date. Among other things, any unremediated material weakness could result in material post-closing adjustments in future financial statements and in our inability to file future financial statements with the SEC in a timely manner. Furthermore, any such unremediated material weakness could have the effects described in "Item 1A. Risk Factors—Our Audit Committee, management and independent auditors have identified material weaknesses in our internal controls, and we may be unable to develop, implement and maintain appropriate controls in future periods, which may lead to errors or omissions in our financial statements." in Part I of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

Other than the changes noted above, there have been no changes to our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference to the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 11, 2011 to be filed with the Securities and Exchange Commission.

Item 10. *Directors, Executive Officers and Corporate Governance*

All of the Company's directors, officers and employees must act in accordance with the Code of Ethics and Business Conduct, which has been adopted by the Company's Board of Directors. A copy of the Code of Ethics and Business Conduct is available on the Company's website at http://www.gsig.com in the "About GSI Group" section. (This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing). The Company will provide to any person without charge, upon request, a copy of the Code of Ethics and Business Conduct. Such a request should be made in writing and addressed to GSI Group Inc., Attention: Investor Relations, 125 Middlesex Turnpike, Bedford, MA 01730. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding disclosure of an amendment to, or waiver from, a provision of this Code of Ethics and Business Conduct with respect to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on the Company's website at http://www.gsig.com in the "About GSI Group" section, unless a Form 8-K is otherwise required by law or applicable listing rules.

The remainder of the response to this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 11, 2011 and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 11, 2011 and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 11, 2011 and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 11, 2011 and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 11, 2011 and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

1. List of Financial Statements

The financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data" herein.

2. List of Financial Statement Schedules

All schedules are omitted because they are not applicable, not required or the required information is shown in the consolidated financial statements or notes thereto.

3. List of Exhibits

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.6	Agreement and Plan of Merger, by and among the Registrant, Eagle Acquisition Corporation, and Excel Technology, Inc. dated July 9, 2008.	8-K	000-25705	2.1	7/11/08	
2.7	Asset Purchase Agreement, by and between GSI Group Corporation and Gooch & Housego (California) LLC., dated July 3, 2008.	10-Q	000-25705	2.1	4/13/10	
2.8	Final Fourth Modified Joint Chapter 11 Plan of Reorganization for the Registrant, GSI Group Corporation, and MES International, Inc., dated as of May 24, 2010, as supplemented on May 27, 2010, and as confirmed by the United States Bankruptcy Court for the District of Delaware on May 27, 2010.	8-K	000-25705	99.2	05/28/10	
3.1	Certificate and Articles of Continuance of the Registrant, dated March 22, 1999.	S-4/A	333-71449	Annex H	2/11/99	
3.2	By-Laws of the Registrant, as amended	10-Q	000-25705	3.2	4/13/10	
3.3	Articles of Reorganization of the Registrant, dated July 23, 2010.	8-K	000-25705	3.1	07/23/10	
3.4	Articles of Amendment of the Registrant, dated December 29, 2010.	8-K	000-25705	3.1	12/29/10	
4.8	Indenture, dated as of July 23, 2010, by and among GSI Group Corporation, as Issuer, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	000-25705	4.1	7/23/10	
4.9	Registration Rights Agreement, by and between the Registrant and the Common Shareholders named therein, dated as of July 23, 2010.	8-K	000-25705	4.2	7/23/10	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.5†	Form of Indemnification Agreement.	8-K	000-25705	10.1	6/10/09	
10.6	Noteholder Restructuring Plan Support Agreement, by and among the Registrant, GSI Group Corporation, MES International, Inc. and Liberty Harbor Master Fund I, L.P., Tinicum Capital Partners II, L.P., Highbridge International LLC, Special Value Continuation Partners, L.P., Special Value Expansion Fund, LLC, Tennenbaum Opportunities Partners V, LP, Special Value Opportunities Fund, LLC, and Hale Capital Partners, LP., dated November 19, 2009.	8-K	000-25705	10.1	11/20/09	
10.7	Amended and Restated Noteholder Restructuring Plan Support Agreement, by and among the Registrant, GSI Group Corporation, MES International, Inc. and Liberty Harbor Master Fund I, L.P., Tinicum Capital Partners II, L.P., Highbridge International LLC, Special Value Continuation Partners, L.P., Special Value Expansion Fund, LLC, Tennenbaum Opportunities Partners V, LP, Special Value Opportunities Fund, LLC, and Hale Capital Partners, LP., dated March 16, 2010.	8-K	000-25705	10.1	3/19/10	
10.19	Lease, by and between GSI Group Corporation and 125 Middlesex Turnpike, LLC, dated November 2, 2007.	10-K	000-25705	10.19	4/13/10	
10.20	Lease Agreement, by and between GSI Lumonics Corporation and SEWS-DTC, INC., dated February 11, 2005.	8-K	000-25705	10.2	2/16/05	
10.24	Sublease Agreement, by and between GSI Lumonics GmbH and MotorVison Film, dated March 17, 2006.	8-K	000-25705	10.1	3/23/06	
10.25	Real Estate Purchase and Sale Agreement, by and between the GSI Group Corporation and SAgE Aggregation, LLC, dated November 14, 2005.	8-K	000-25705	10.1	1/10/06	
10.26	Amendment to Real Estate Purchase and Sale Agreement, by and between the GSI Group Corporation and SAgE Aggregation, LLC, dated December 26, 2005.	8-K	000-25705	10.2	1/10/06	
10.27	Second Amendment to Real Estate Purchase and Sale Agreement, by and between the GSI Group Corporation and Stag II Maple Grove LLC (successor to SAgE Aggregation, LLC), dated December 29, 2005.	8-K	000-25705	10.3	1/10/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.29	OEM Supply Agreement, by and between the Registrant and Sumitomo Heavy Industries, Ltd., dated August 31, 1999.	10-K	000-25705	10.21	3/22/00	
10.30†	Form of Executive Retirement And Severance Benefits Agreement.	8-K	000-25705	10.1	2/16/05	
10.43	Letter from Jones Day, on behalf of Stephen Bershad, to Brown Rudnick LLP, on behalf of the Registrant and its debtor affiliates, dated December 2, 2009.	8-K	000-25705	10.1	12/7/09	
10.44	Restructuring Plan Support Agreement, by and among the Registrant, GSI Group Corporation, MES International, Inc., the Equity Committee, the Equity Holders, and the Noteholders, dated as of May 14, 2010.	8-K	000-25705	10.1	5/18/10	
10.45	Backstop Commitment Agreement, by and among the Registrant and the investors indentified on Schedule I thereto, dated as of May 14, 2010.	8-K	000-25705	10.2	5/18/10	
10.46	Engagement Letter between the Registrant, GSI Group Corporation, MES International, Inc. and FTI Consulting, Inc., dated as of May 6, 2010.	8-K	000-25705	10.3	5/18/10	
10.47†	Separation and Release Agreement, by and between the Registrant and Sergio Edelstein, dated as of May 24, 2010.	8-K	000-25705	10.1	5/28/10	
10.48	Security Agreement, by and among GSI Group Corporation, the Grantors named therein and The Bank of New York Mellon Trust Company, N.A., as collateral agent, dated as of July 23, 2010.	8-K	000-25705	10.1	7/23/10	
10.49	Escrow Agreement, by and among the Registrant and Law Debenture Trust Company of New York, as escrow agent, dated as of July 23, 2010.	8-K	000-25705	10.2	7/23/10	
10.50	Open-End Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of July 23, 2010, made by Synrad, Inc. in favor of First American Title Insurance Company and The Bank of New York Mellon Trust Company, N.A.	8-K	000-25705	10.3	7/23/10	
10.51	Open-End Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of July 23, 2010, made by Control Laser Corporation in favor of The Bank of New York Mellon Trust Company, N.A.	8-K	000-25705	10.4	7/23/10	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.52	Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of July 23, 2010, made by Photo Research, Inc., in favor of First American Title Insurance Company and The Bank of New York Mellon Trust Company, N.A.	8-K	000-25705	10.5	7/23/10	
10.53	First Amendment to Lease, dated February 10, 2010 and effective as of May 27, 2010, by and between GSI Group Corporation and 125 Middlesex Turnpike, LLC.	10-K	000-25705	10.53	10/1/10	
10.54†	GSI Group Inc. 2010 Incentive Award Plan.	8-K	000-25705	10.1	11/30/10	
10.55†	First Amendment to the GSI Group Inc. 2010 Incentive Award Plan.					*
10.56†	Employment Agreement, dated as of November 16, 2010, between GSI Group Inc. and John Roush.	8-K	000-25705	10.1	11/17/10	
10.57†	Employment Agreement, dated as of February 10, 2011, between GSI Group Inc. and Robert Buckley.	8-K	001-35083	10.1	2/11/11	
10.58†	Restricted Stock Cancellation Agreement, dated as of March 11, 2011 between GSI Group Inc. and Byron Pond.					*
10.59†	Form of Deferred Stock Unit Award Agreement.					*
10.60†	Form of Restricted Stock Unit Award Agreement for John Roush and Robert Buckley.					*
10.61	First Amendment to Engagement Letter between the Registrant, GSI Group Corporation, MES International, Inc. and FTI Consulting, Inc., dated as of February 6, 2011.					*
21.1	Subsidiaries of the Registrant.					*
23.1	Consent of Independent Registered Public Accounting Firm.					*
24	Power of Attorney.					*
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*

† This exhibit constitutes a management contract, compensatory plan, or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GSI GROUP INC.

By: /s/ John A. Roush

John A. Roush
Chief Executive Officer

Date: March 30, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John A. Roush **John A. Roush**	Director, Chief Executive Officer	March 30, 2011
/s/ Glenn E. Davis **Glenn E. Davis**	Principal Financial Officer and Principal Accounting Officer	March 30, 2011
/s/ Stephen W. Bershad **Stephen W. Bershad***	Chairman of the Board of Directors	March 30, 2011
/s/ Eugene I. Davis **Eugene I. Davis***	Director	March 30, 2011
/s/ Dennis J. Fortino **Dennis J. Fortino***	Director	March 30, 2011
/s/ K. Peter Heiland **K. Peter Heiland***	Director	March 30, 2011
/s/ Ira J. Lamel **Ira J. Lamel***	Director	March 30, 2011
/s/ Byron O. Pond **Byron O. Pond***	Director	March 30, 2011

*By: /s/ John A. Roush

John A. Roush
Attorney-in-Fact
Pursuant to a power of attorney

CORPORATE HEADQUARTERS
GSI Group Inc.
125 Middlesex Turnpike
Bedford, MA 01730
Phone: 1-781-266-5700 or 1-800-342-3757
Fax: 1-781-266-5114
www.gsig.com

Information requests from security analysts and other members of the financial community can be directed to Investor Relations.

ANNUAL MEETING
The Annual Meeting of GSI Group Inc. shareholders will be held at 2:00 p.m. (EDT) on Wednesday, May 11, 2011, at Latham & Watkins LLP, 885 Third Avenue, 12th Floor, New York, New York 10022. A formal meeting notice, an Annual Report, a Management Proxy Circular and a form of Proxy will be furnished to each shareholder as of the record date of April 6, 2011.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

SHAREHOLDER SERVICES
GSI Group Inc. shareholder records are maintained by its transfer agent, Computershare Investor Services Inc. Inquiries related to shareholder records, stock transfer, changes of ownership, changes of address, and consolidation of accounts should be addressed to:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1
Canada
Phone: 1-800-564-6253 or 1-514-982-7555
Fax: 1-888-453-0330 or 1-416-263-9394
service@computershare.com

STOCK EXCHANGE INFORMATION
GSI Group Inc. common shares are listed and traded on the The NASDAQ Global Select Market under the ticker symbol "GSIG".

FACTORS AFFECTING FUTURE PERFORMANCE
Certain statements in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on current expectations and assumptions that are subject to risks and uncertainties. All statements contained in this Annual Report that do not relate to matters of historical fact should be considered forward-looking statements, and are generally identified by words such as "expect," "intend," "anticipate," "estimate," "plan," and other similar expressions. These forward-looking statements include, but are not limited to, statements related to: the Company's ability to be positioned for future success; the Company's expectation to deliver strong financial returns; the Company's progress on rebuilding its organization, processes and culture; the Company's expectation to communicate its strategic vision during 2011; the Company's optimism regarding its prospects for the future; and other statements that are not historical facts.

These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could affect future results and cause actual results and events to differ materially from historical and expected results and those expressed or implied in the forward-looking statements. Among these factors are the risks described in Item 1A of the attached Annual Report on Form 10-K for the year ended December 31, 2010, elsewhere in the Annual Report on Form 10-K, and in the Company's subsequent filings with the SEC made prior to or after the date hereof. Such statements are based on the Company's management's beliefs and assumptions and on information currently available to the Company's management. The Company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

FORM 10-K
This Annual Report to Shareholders includes a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, excluding exhibits, as filed with the Securities and Exchange Commission and available through our Web site at www.gsig.com. We will, upon written request and payment of an appropriate processing fee, provide our shareholders with copies of the exhibits to our Annual Report on Form 10-K. Please address your request to GSI Group Inc., 125 Middlesex Turnpike, Bedford, MA 01730, Attention: Investor Relations.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

This Annual Report contains the non-GAAP financial measure of Adjusted EBITDA. A tabular reconciliation of this non-GAAP financial measure to the most comparable GAAP measure is set forth here. (In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) attributable to GSI Group Inc.	$ (1,742)	$(31,764)	$ (687)	$(71,330)
Interest expense, net of interest income	3,912	6,388	19,821	27,457
Income tax provision (benefit)	7,611	1,622	10,739	(773)
Depreciation & amortization	3,992	3,825	15,653	17,330
Share-based compensation	107	306	1,871	2,052
Reorganization items, (net), restructuring, restatement costs and other nonrecurring costs	823	27,891	29,475	46,863
Impairment of intangible assets	—	1,045	—	1,045
Loss from discontinued operations, net of tax	—	—	—	132
Other	(258)	(1,075)	(2,168)	610
Adjusted EBITDA	$14,445	$ 8,238	$74,704	$ 23,386

The Company defines Adjusted EBITDA, a non-GAAP financial measure, as the net loss attributable to GSI Group, Inc. before deducting interest expense, net of interest income, income taxes, depreciation, amortization, non-cash share-based compensation and other non-operating charges, including reorganization items, restructuring costs, restatement costs, impairment of intangible assets, loss from discontinued operations, net of tax, and other non-recurring items, such as foreign exchange gains/losses, equity earnings, warrant penalty, and the sales of auction rate securities. Reorganization items, restructuring costs and restatement costs include costs incurred in connection with the Company's 2009 bankruptcy filing, the filing of the joint Chapter 11 plan of reorganization, administration of the bankruptcy, confirmation of the plan of reorganization and the debt restructuring and the review and investigation of revenue transactions examined in connection with the restatement of the Company's previously issued financial statements. Where outside professionals provided both services typically provided by employees as well as services defined above, the Company has allocated the expenses between operating costs and reorganization costs, reorganization items and restatement costs. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

GSI Group Inc.
125 Middlesex Turnpike
Bedford, Massachusetts 01730
Phone: 781-266-5700
www.gsig.com